Form 20-F
period 2001-03-31
GEMINI GENOMICS PLC
filed 2001-05-23
CIK 1117089

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
/ / Registration statement pursuant to Section 12(b) or 12(g) of the Securities
    Exchange Act of 1934

or

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2001

or

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934 for the transition period from       to      .
                                               ------  ------

                         Commission file number: 0-30846

                               GEMINI GENOMICS PLC
             (Exact Name of Registrant as Specified in Its Charter)

                                ENGLAND AND WALES
                 (Jurisdiction of Incorporation or Organization)

                          162 SCIENCE PARK, MILTON ROAD
                           CAMBRIDGE CB4 0GH, ENGLAND
                               (44)(1223) 435-300
                    (Address of Principal Executive Offices)

                          -----------------------------

Securities registered or to be registered pursuant to Section 12(b) of the
Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

    TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
------------------------------------- -----------------------------------------
  Ordinary Shares, nominal                       Nasdaq National Market*
   value (pound)0.05 each
    ("Ordinary Shares")

  American Depositary Shares,                     Nasdaq National Market
each representing 2 Ordinary
        Shares ("ADSs")

------------------
* Not for trading but only in connection with the registration of the ADSs pursuant to the requirements of the Securities and Exchange Commission

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Ordinary Shares                                          64,742,260

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

           (1) X                                              (2) X

Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17                                          Item 18 X
              ----                                             -

                                TABLE OF CONTENTS

Item 1.  Identity of Directors, Senior Management and Advisors.........................................2

Item 2.  Offer Statistics and Expected Timetable.......................................................2

Item 3.  Key Information...............................................................................2

Item 4.  Information on the Company...................................................................14

Item 5.  Operating and Financial Review and Prospects.................................................39

Item 6.  Directors, Senior Management and Employees...................................................45

Item 7.  Major Shareholders and Related Party Transactions............................................57

Item 8.  Financial Information........................................................................58

Item 9.  The Offer and Listing........................................................................58

Item 10.  Additional Information......................................................................59

Item 11.  Quantitative and Qualitative Disclosures About Market Risk..................................75

Item 12.  Description of Securities Other than Equity Securities......................................77

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............................................78

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds................78

Item 15.  [Reserved]..................................................................................79

Item 16.  [Reserved]..................................................................................79

Item 17.  Financial Statements........................................................................80

Item 18.  Financial Statements........................................................................80

Item 19.  Exhibits....................................................................................80


      We have registered the trademark "Gemini Research" together with our Gemini Research logo in the United States and the United Kingdom. The name "Eurona" is registered as a Swedish trademark. We have filed trademark registrations for "Gemini Genomics" and our Gemini Genomics logo in the United States, the United Kingdom and the European Union. All other trademarks, service marks or trade names referred to in this annual report are the property of their respective owners.

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.           KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

         The following table contains our selected consolidated statement of operations information for the years ended March 31, 1997, 1998, 1999, 2000 and 2001. We have derived our selected consolidated statement of operations information for the years ended March 31, 1999, 2000 and 2001 from our audited consolidated financial statements included in this annual report. We have derived our selected consolidated statement of operations information for the years ended March 31, 1997 and 1998 from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of our future results.

                                                                         YEAR ENDED MARCH 31,
                                                      ---------------------------------------------------------
 CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION:       1997       1998        1999        2000        2001
----------------------------------------------------  ---------  ----------  ----------  ----------  ----------
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenue.............................................       $ -         $ -        $198        $164     $ 1,579
Total costs and expenses............................     3,296       7,899      10,892      15,554      23,456
                                                      ---------  ----------  ----------  ----------  ----------
Loss from operations................................    (3,296)     (7,899)    (10,694)    (15,390)    (21,877)
Foreign currency gain...............................         -           -           -           -       4,472
Interest income.....................................        18         164         269         478       3,841
Interest expense....................................      (185)       (388)       (320)       (493)       (477)
                                                      ---------  ----------  ----------  ----------  ----------
Net loss before taxation............................    (3,463)     (8,123)    (10,745)    (15,405)    (14,041)
                                                      ---------  ----------  ----------  ----------  ----------
Taxation credit.....................................         -           -           -           -         880
                                                      ---------  ----------  ----------  ----------  ----------
Net loss ...........................................   $(3,463)    $(8,123)   $(10,745)   $(15,405)   $(13,161)
                                                      ---------  ----------  ----------  ----------  ----------
Net loss per share--basic and diluted...............    $(1.58)     $(0.41)     $(0.54)     $(0.73)     $(0.22)
Net loss per ADS--basic and diluted.................    $(3.16)     $(0.82)     $(1.08)     $(1.46)     $(0.44)
Shares used in calculation of net loss per
share and per ADS...................................  2,197,260  20,000,000  20,000,000  21,182,195  60,140,117

         The following table contains our selected consolidated balance sheet information as of March 31, 1997, 1998, 1999, 2000 and 2001. We have derived our selected consolidated balance sheet information as of March 31, 2000 and 2001 from our audited consolidated financial statements included in this annual report. We have derived our selected consolidated balance sheet information as of March 31, 1997, 1998 and 1999 from our audited consolidated financial statements not included in this annual report.

                                                                    AS OF MARCH 31,
                                               -----------------------------------------------------------
   CONSOLIDATED BALANCE SHEET INFORMATION:         1997        1998       1999        2000        2001
---------------------------------------------- ----------- ----------- ----------- ----------- -----------
                                                                    (IN THOUSANDS)
Cash and cash equivalents....................      $2,158        $724     $12,165     $13,414     $79,576
Working capital..............................         387      (1,903)      7,343       6,985      74,314
Total assets.................................       3,316       2,735      14,766      22,236      92,460
Long-term obligations, less current portion..         765       1,281         636       2,987       1,862
Total shareholders' equity (deficit).........         740      (1,488)      8,806      11,888      81,355
Ordinary share capital.......................      $   16     $ 1,646      $1,646     $ 4,192     $ 5,238

         We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles. Our selected consolidated financial information for the year ended March 31, 2000 reflects our acquisition of Eurona Medical AB in December 1999. We accounted for this acquisition as a purchase. You should read Note 11 to our consolidated financial statements for additional financial information about this acquisition.

EXCHANGE RATE INFORMATION

         We prepare the financial statements of our operating subsidiaries using the currency of the country in which the subsidiary is incorporated and then translate them into British pounds, our functional currency, for the preparation of our consolidated financial statements. We then translate our consolidated financial statements into U.S. dollars, our reporting currency. The table below provides, for the periods indicated, the period-end, average, high and low exchange rates between the British pound and the U.S. dollar (expressed in U.S. dollars per British pound), based on the noon buying rate. The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period. We have provided these rates for your convenience and they are not the exchange rates we used to prepare our consolidated financial statements included in this annual report.

         The table below provides, for the periods indicated, the high, low, average and period-end exchange rates between the British pound and the U.S. dollar (expressed in dollars per pound) based on the noon buying rates. The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period. On May 18, 2001, the noon buying rate was (pound)1.00=$1.433.

           YEAR ENDED MARCH 31,                 HIGH          LOW       AVERAGE RATE  END OF PERIOD
------------------------------------------  ------------  ------------  ------------  ------------
                                                        (U.S. DOLLARS PER BRITISH POUND)

2001......................................      1.598         1.400         1.479         1.419
2000......................................      1.677         1.552         1.608         1.592
1999......................................      1.722         1.598         1.653         1.614
1998......................................      1.704         1.578         1.647         1.677
1997......................................      1.695         1.495         1.599         1.645

         The table below sets forth the high and low exchange rates between the British pound and the U.S. dollar (expressed in dollars per pound), for the six months ending April 30, 2001 and for the current month.

                                                  HIGH             LOW
                                            ---------------   -------------
                                            (U.S. DOLLARS PER BRITISH POUND)
2001
May (through May 18).......................       1.440           1.418
April......................................       1.447           1.420
March......................................       1.473           1.419
February...................................       1.478           1.439
January....................................       1.505           1.457
2000
December...................................       1.496           1.437
November...................................       1.448           1.400

         There are currently no U.K. foreign exchange control restrictions on remittances of dividends on our ordinary shares or the ADSs or on the conduct of our operations.

RISK FACTORS

         Except for the historical information presented, some statements in this report are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to differ materially from the results, performance or achievements expressed or implied by such statements. These statements are based on our current expectations and projections about future events, but actual results may differ materially. These risks and uncertainties include, but are not limited to, the risks set forth below.

RISKS RELATED TO OUR BUSINESS

WE HAVE GENERATED ONLY MODEST REVENUES TO DATE AND EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE, WHICH COULD CAUSE THE VALUE OF OUR ADSS TO DECLINE.

         Since our inception, we have generated only modest revenues. Our expenses have exceeded our revenues in each of the years since our inception. If our gene discovery program does not lead to the discovery of disease genes for use in developing marketable drugs or diagnostics, we will not have licensable products and will not generate significant revenues or become profitable. We incurred net losses of $13.2 million in the year ended March 31, 2001 and $15.4 million in the year ended March 31, 2000. As of March 31, 2001, our accumulated deficit was $51.4 million. We expect to continue to experience significant operating losses in the future as we continue our research and development efforts. Our future losses could cause the market value of our ADSs to decline.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH, AND IF WE DO NOT HAVE AVAILABLE FINANCING WE COULD HAVE TO CURTAIL OUR OPERATIONS OR ENTER INTO UNFAVORABLE AGREEMENTS.

         We believe that our current cash resources and funds available to us through existing financing arrangements, will be sufficient to meet our requirements for at least 12 months.

Substantially all of our current cash resources were derived from a public offering of our ADSs in July 2000. We are not currently generating sufficient revenues to fund our ongoing operations and, even if we use all of our cash resources, we still might not be able to generate sufficient revenues to fund our ongoing cash requirements. During the year ended March 31, 2001, we used $9.9 million in our operating activities and $2.3 million in our investing activities. We intend to increase the growth in our business, and anticipate our cash requirements will continue to increase. We have $3.0 million available under a line of credit, which we anticipate will largely cover our currently planned capital expenditure requirements for scientific and information technology equipment for the next 12 months. Changes in our research and development programs or other changes affecting our operating expenses could, however, alter the timing and amount of our expenditures and when we would require additional funding. If we require additional funding, it might not be available to us on favorable terms or at all. If we cannot obtain adequate funding, we could be required to (1) curtail our operations significantly or (2) obtain funds by entering into agreements on less favorable terms than we could have obtained if we had adequate funds and/or which require us to relinquish rights which we otherwise might have been able to retain.

IF WE DO NOT FIND ANY GENES OF COMMERCIAL INTEREST, WE WILL NOT GENERATE SIGNIFICANT ADDITIONAL REVENUES AND WILL NOT BECOME PROFITABLE.

         We focus our gene discovery approach on the search for genes that affect common human diseases, many of which are affected by several different genes and other factors. Scientific understanding about which genes cause common diseases is limited. To be successful, we must not only discover genes that are related to these diseases, we must also discover genes that might be suitable candidates for the development of drugs or diagnostics. Even if we successfully identify disease genes, if we do not find genes with commercially viable uses we will not generate significant additional revenues and will not become profitable.

IF WE CANNOT SECURE AND MAINTAIN OUR INTELLECTUAL PROPERTY RIGHTS, WE MAY NOT BE ABLE TO REALIZE THE VALUE OF OUR GENE DISCOVERIES.

         We intend to continue to seek patent protection for our discoveries of specific links between certain genes and diseases. The patentability of genetic information is, however, uncertain, and involves complex legal and factual questions and has recently been the subject of much controversy. We base our patent applications on the discovery of a relationship between a gene or a gene fragment and a disease rather than on the discovery of a gene alone. Currently, this satisfies the utility or industrial applicability requirements of patent law in most jurisdictions. We have currently filed 48 patent applications worldwide based on our discoveries. Our patent applications have resulted in six granted patents in the United States, two granted patents in Australia and three granted patents in New Zealand. Patents on any of our pending or future patent applications, however, might not be granted to us, and the scope of any of our issued patents might not be broad enough to meaningfully protect us. If we are unable to patent our gene discoveries, we will not be able to license our discoveries and will not generate any revenues from them. Further, patents have only been issued to us in certain countries and third parties can make, use and sell products using our patented gene discoveries in any country where we do not have patent protection.

         Our ability to successfully license our gene discoveries will also partly depend on whether third parties have pre-existing patent or other rights which preclude or limit us from fully licensing and marketing these gene discoveries. Our competitors may obtain patent protection or other intellectual property rights that would limit our ability to license our gene discoveries for commercialization in drugs or diagnostics.

         We may become involved in disputes in the future about the ownership of rights to any technology or intellectual property developed by us or based on our gene discoveries. These and other possible disagreements could lead to delays in or, if determined adversely to us, prevent the commercialization of some of our gene discoveries or require or result in litigation or arbitration, which could be time-consuming and expensive.

EVEN IF WE FIND GENES OF COMMERCIAL INTEREST, WE MUST LICENSE THEM ON COMMERCIALLY FAVORABLE TERMS OR OUR FUTURE REVENUES COULD BE LOWER THAN WE ANTICIPATE.

         As part of our commercial strategy, we intend to enter into licensing agreements with our customers for the development and commercialization of drugs and diagnostics using our gene discoveries. Even if we discover genes of commercial interest and secure intellectual property protection for those discoveries, we will still have to negotiate licensing agreements with pharmaceutical, biotechnology or diagnostic companies. Our ability to negotiate commercially favorable terms will depend on a wide variety of factors, many of which will not be within our control. The prevailing level of competition and the value a potential customer attaches to the prospects of our gene discovery, scientific approach and technology compared to others are among the factors that will influence the terms of our licensing agreements. Because our scientific approach and technology are relatively new, the value that our customers will place on our gene discoveries or that we will receive in any future licensing agreements between our customers and us is uncertain. Accordingly, we might not be able to license our gene discoveries on commercially favorable terms, which could cause our future revenues to be lower than we anticipate.

IF OUR CUSTOMERS DO NOT SUCCESSFULLY DEVELOP OR COMMERCIALIZE DRUGS OR DIAGNOSTICS USING OUR GENE DISCOVERIES, WE WILL NOT GENERATE ANY SIGNIFICANT REVENUES FROM THOSE DISCOVERIES.

         We intend to enter into license agreements with our customers for our gene discoveries and expect that these license agreements will provide us with milestone payments upon reaching specified product development stages and royalty payments based on ultimate product sales. Accordingly, we need our customers to successfully develop products based on our gene discoveries to generate revenues. To successfully develop products, our customers will have to conduct clinical trials, obtain required regulatory approvals and successfully manufacture, introduce and market those products.

         There are a number of risks inherent in the development of drugs or diagnostics based on our gene discoveries. These products could be ineffective or toxic. These products, if safe and effective, could be difficult or uneconomical to manufacture or to market, or others could market superior or equivalent products.

         We expect that the licensing agreements we enter into will give our customers significant discretion in deciding whether to pursue further development of any products based on our gene discoveries. We will also not be able to control the amount and timing of resources our customers will devote to their development programs or potential products. In addition, we might not recognize revenues from those milestone or royalty payments for a number of years, if ever. If our customers do not successfully develop or commercialize products based on our gene discoveries, we will not generate any significant revenues from our discoveries.

IF OUR CUSTOMERS DO NOT SECURE AND MAINTAIN ALL NECESSARY REGULATORY APPROVALS TO SELL DRUGS AND DIAGNOSTICS BASED ON OUR GENE DISCOVERIES, SALES OF THOSE PRODUCTS WILL NOT BE POSSIBLE AND THEY WILL NOT PROVIDE US WITH ANY ROYALTY REVENUES.

         Our customers will require the necessary regulatory approvals from the U.S. Food and Drug Administration and national health authorities in other countries to manufacture and market any drugs and diagnostics they develop based on our gene discoveries. These agencies impose substantial requirements, and obtaining these approvals typically takes a number of years depending on the type, complexity and novelty of the product. Because the drugs or diagnostics resulting from our gene discoveries might involve the application of new technologies or a new therapeutic or diagnostic approach, substantial additional review could be required. This could cause significant delays or excessive costs for our customers in their efforts to secure necessary approvals. Because of this, our customers could decide not to pursue the required approvals or might not obtain the required approvals in a timely manner or at all, even if they decide to pursue them. Our customers' manufacturing and marketing activities will also be subject to continuing regulatory review, even after they obtain all required regulatory approvals. If previously unknown problems with a product, manufacturer or facility are discovered, restrictions could be placed on the product or manufacturer, including withdrawal of the product from the market. If our customers fail to obtain or maintain the required regulatory approvals, sales of the affected product based on our gene discovery would not be possible and we would not generate any royalty revenues and could lose remaining milestone payments.

IF WE DO NOT HAVE ACCESS TO THIRD PARTY TECHNOLOGIES, OUR GENE DISCOVERY PROCESS COULD BE MORE EXPENSIVE AND TIME CONSUMING.

         The cost and speed of our gene discovery process currently depends on our technology alliances, which give us access to sophisticated gene sequence information, technology and equipment. If we do not access these technologies through our technology alliances, our disease gene discovery process could become more expensive and time consuming. Although we have entered into a number of agreements with our technology collaborators to gain access to these technologies and equipment for our projects covered by those agreements, these projects could be terminated prior to their successful completion. We also might not be able to enter into additional technology alliances that we will require in order to support our other gene discovery programs.

WE DEPEND UPON THIRD PARTIES FOR CLINICAL DATA COLLECTION AND THE EXTRACTION AND STORAGE OF GENETIC MATERIAL, AND IF WE DO NOT HAVE ADEQUATE ACCESS TO THOSE DATA AND MATERIALS, WE MIGHT NOT HAVE THE RESOURCES WE NEED TO CONTINUE OUR GENE DISCOVERY PROGRAM.

         We depend upon third parties for the collection of extensive and detailed proprietary clinical data and the collection and storage of large quantities of genetic material (including DNA) and other biological samples. Apart from our operations in Newfoundland, Canada, where we have established a subsidiary for the collection of clinical data, we obtain all of our clinical data and related genetic samples from our clinical collaborators. Although we have entered into a number of agreements with our clinical collaborators for the collection of this information, we might not continue to have adequate access to the clinical data and the genetic material and other biological samples we need to support our ongoing gene discovery programs. Our agreements with our clinical collaborators typically are renewable, but individual collaborators could decide not to renew their agreements. While these agreements typically provide that data collected in the past will remain our property, we might not be able to effectively enforce those terms in the jurisdiction of the collaborator and enforcing those terms could be very time-consuming and expensive.

         In addition, the cost of entering new clinical collaborations is increasing because of the increased commercial interest in genomics. While we believe that the group of collaborators that we have established over the last few years is one of our competitive advantages, we also recognize that adding future clinical collaborators may be more competitive and expensive.

         If we are not able to continue to obtain clinical data and biological samples, we might not have the resources we need to continue our gene discovery program.

THE PERFORMANCE OF OUR COMPUTER SYSTEMS IS CRITICAL TO OUR BUSINESS, AND IF WE EXPERIENCE SYSTEM FAILURES, OUR GENE DISCOVERY PROGRAM COULD BE HINDERED.

         The performance of our computer systems is critical to our ability to identify and determine the specific function of genes. We have proprietary rights to the clinical data that we collect through our clinical collaborators and to genetic information derived from that clinical data. We access other genetic information from our technology collaborators. Increasing amounts of genetic data (as opposed to clinical data) are available in the public domain. Accordingly, our computer systems must effectively handle large amounts of proprietary and non-proprietary information. The performance of our computer systems may impact whether we discover a disease gene, or how quickly we make a discovery.

         We attain and store data using sophisticated computer software and systems, which may contain undetected errors or failures. We may not succeed in upgrading our databases or other technologies or integrating our current technology with other new or existing technologies. To the degree we depend on third party suppliers of technology, those suppliers might not provide useful services or their technologies might not function as anticipated or be successfully integrated with our own technology.

OUR COMPETITORS COULD MAKE FASTER OR MORE EFFECTIVE DISCOVERIES THAN WE DO, WHICH COULD PREVENT US FROM SUCCESSFULLY LICENSING OUR DISEASE GENE DISCOVERIES.

         There is intense competition among organizations attempting to identify genes related to human health and disease. We compete in these areas with biotechnology and diagnostic companies, academic and research institutions and public funded agencies. For example, deCode Genetics, Genset, Myriad Genetics, Millennium Pharmaceuticals and Oxagen all use an approach that is similar to ours based on the study of human populations to discover disease genes. Some of these companies collect data from families with a particular disease or access historical medical records and match information in these records with information obtained from DNA samples. A number of these companies have already identified disease genes. In addition, numerous pharmaceutical companies, including GlaxoSmithKline, have developed genomic research programs to identify genes affecting specific diseases, either alone or in partnership with some of our competitors. A number of companies including Celera Genomics (a division of Applera Corporation), CuraGen, Human Genome Sciences and Incyte Pharmaceuticals are involved in identifying genes using gene sequencing technologies and equipment and other technologies which also may be complementary to our approach. Some of our technology collaborators, including Celera Genomics and CuraGen, may also be potential competitors to us. Competition among all of these entities attempting to identify genes related to human health and disease is intense and is expected to increase. To compete in our industry, we will need to demonstrate that our approach, technologies and capabilities are superior to those of our competitors. Many of our competitors have substantially greater capital resources, research and development budgets, scientific and other facilities and human resources than we do. These competitors may discover disease genes before us or which are more effective than those discovered by us, either of which could prevent us from successfully licensing a disease gene discovery. We also face competition from these and other entities in gaining access to clinical collaborators.

CONSOLIDATION AND OTHER TRENDS WITHIN THE PHARMACEUTICAL AND DIAGNOSTIC INDUSTRIES COULD LIMIT THE AMOUNT OUR CUSTOMERS WILL SPEND FOR OUR DISEASE GENE DISCOVERIES, WHICH COULD CAUSE OUR FUTURE REVENUES TO BE LOWER THAN WE ANTICIPATE.

         We expect that our customers will primarily be from the pharmaceutical and diagnostic industries and that reductions and delays in research and development expenditures by companies in these industries will adversely affect us. In addition, mergers and consolidation in the pharmaceutical and diagnostics industries will reduce the potential number of our customers and could limit competition among these customers for our disease gene discoveries and the amount our customers are willing to pay for our disease gene discoveries. If any of these events occurred, we could generate less revenues than we anticipate.

OUR RESEARCH, FINDINGS, PRODUCTS BASED ON OUR DISCOVERIES OR OUR TECHNOLOGIES COULD BECOME OBSOLETE, WHICH COULD MAKE OUR GENE DISCOVERIES UNMARKETABLE.

         The genomics field has changed rapidly and significantly. We expect that this will continue. Our future success will depend in large part on our ability to maintain a competitive position in the genomics field. Rapid technological developments by us or others could make our research techniques, findings and products based on our discoveries or our technologies obsolete. Less expensive or more effective drug discoveries and drug discovery technologies, including drugs and technologies that may be unrelated to genomics, could also make our gene discoveries obsolete and unmarketable. We may not be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies.

IF THE VALIDITY OF THE CONSENTS FROM OUR VOLUNTEERS OR OUR CLINICAL COLLABORATORS' VOLUNTEERS IS SUCCESSFULLY CHALLENGED, WE COULD BE FORCED TO STOP USING SOME OF OUR CLINICAL OR GENETIC RESOURCES, WHICH COULD HINDER OUR GENE DISCOVERY PROGRAMS.

         We have attempted to ensure that all clinical data and genetic and other biological samples that we receive from our Canadian subsidiary and our clinical collaborators have been collected from volunteers who have provided our collaborators or us with appropriate consents for the data and samples to be used for purposes which extend to cover our gene discovery program and other activities. In addition, we have attempted to ensure that data and samples that have been collected by our clinical collaborators are provided to us on an anonymous basis.

We have also attempted to ensure that the volunteers from whom our data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or samples or any discoveries derived from them. Our clinical collaborators are based in a number of different countries (the United Kingdom, Sweden, China and Australia), and we also collect data through our Canadian subsidiary. While we believe that one of our advantages is the number of different ethnic groups we have information about in our clinical database, the fact that our data and samples come from and are collected by entities based in different countries results in complex legal questions regarding the adequacy of consents and the status of genetic material under a large number of different legal systems. The consents obtained in any particular country could be challenged in the future, and those consents may prove invalid, unlawful or otherwise inadequate for our purposes. Any findings against us or our clinical collaborators could deny us access to or force us to stop using some of our clinical or genetic resources which could hinder our gene discovery programs. Also, we could become involved in legal challenges which could consume a substantial proportion of our management and financial resources.

IF HEWLETT PACKARD INTERNATIONAL BANK, ONE OF OUR CREDIT PROVIDERS, IS GRANTED THE FURTHER WARRANTS THAT WE MAY ISSUE, OR IF OUR DIRECTORS, OFFICERS OR EMPLOYEES EXERCISE SHARE OPTIONS UNDER ONE OF OUR SHARE OPTION SCHEMES, WE MAY BE REQUIRED TO RECORD CHARGES IN OUR STATEMENT OF OPERATIONS WHICH WOULD CAUSE A DECREASE IN OUR FINANCIAL RESULTS AND COULD CAUSE THE MARKET VALUE OF THE ADSs TO DECLINE.

         As part of a line of credit with Hewlett Packard International Bank, we have issued warrants to purchase 40,000 ordinary shares, each at an exercise price of (pound)0.05 ($0.07) per ordinary share, and, in the event that we draw further funds, we have agreed to issue warrants to purchase up to an additional 80,000 ordinary shares, each at an exercise price of (pound)0.05 ($0.07) per ordinary share. If these warrants are granted, any excess of the market value of the ordinary shares compared to the exercise price of the warrants will result in a corresponding charge to our statement of operations. If certain share options issued to U.K. directors, officers and employees are exercised, we will be liable under current U.K. legislation to pay a national insurance charge on the difference between the market value of the ordinary shares on the date of exercise and the exercise price of the share options exercised. Either of these events would cause a decrease in our financial results and could cause the market value of the ADSs to decline.

CURRENCY FLUCTUATIONS COULD CAUSE A DECREASE IN OUR FINANCIAL RESULTS.

         We are subject to risks of currency fluctuation. Substantially all of our business is currently conducted in currencies other than the U.S. dollar, principally the British pound and, to a lesser extent, the Swedish krona. We prepare the financial statements of our operating subsidiaries using the currency of the country in which the subsidiary is incorporated and then translate them into British pounds, our functional currency, for the preparation of our consolidated financial statements. We then translate our consolidated financial statements into U.S. dollars, our reporting currency. We have translated (1) our revenues and expenses into U.S. dollars at the average exchange rate during the relevant period and (2) our assets and liabilities into U.S. dollars at the exchange rate at the end of the relevant period. Our translation of British pound amounts into U.S. dollars gives us foreign currency translation gains or losses which we include as a component of our shareholders' equity. Fluctuations in the rate of exchange of the

British pound, as well as the Swedish krona, relative to the U.S. dollar will affect period-to-period comparisons of our reported results. Accordingly, our results will be subject to exchange rate fluctuations which could lead to losses that cause a decrease in our financial results in any year.

OUR GENE DISCOVERIES MAY TAKE A LONG TIME TO LICENSE, WHICH COULD CAUSE US TO SPEND CONSIDERABLE RESOURCES ON UNSUCCESSFUL EFFORTS.

         Our ability to license our gene discoveries will depend on our customers' belief that we can help their drug discovery efforts proceed more rapidly. We expect that licensing our gene discoveries will take a long time because we will need to educate potential customers and convince these companies of the benefits of our gene discoveries. In addition, each license agreement will involve the negotiation of unique terms. We may expend substantial funds and management effort and still may not reach an agreement. In addition, the actual and proposed consolidations of pharmaceutical companies have affected and may in the future affect the timing and progress of our licensing efforts.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR ACQUISITION AND INVESTMENT STRATEGY, WHICH COULD LEAD TO OUR GROWTH BEING SLOWER THAN WE ANTICIPATE.

         We expect to selectively make acquisitions of, or significant investments in, complementary companies and technologies. To date, we have made one major acquisition (Eurona in December 1999), which we believe we have successfully integrated. Our acquisition strategy depends on the availability of suitable acquisition candidates, financing on acceptable terms and our ability to comply with the restrictions contained in our debt agreements, if any. In addition, growth by acquisition involves risks, including integrating the operations, disparate technologies and personnel of acquired companies, managing geographically dispersed operations and the potential loss of key employees, customers and strategic partners of acquired companies. We may not successfully integrate any acquired businesses or technologies and may not achieve anticipated revenue and cost benefits. We expect that pursuing our acquisition strategy will be expensive, time consuming and may strain our resources. If we cannot successfully implement this strategy, our growth could be slower than we anticipate. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could cause a decrease in our financial results and the market price of our ADSs.

ADVERSE ETHICAL OR SIMILAR CONCERNS RELATING TO THE USE OF GENETIC INFORMATION COULD LEAD TO RESTRICTIONS OR REGULATIONS THAT HINDER OUR COLLECTION OF CLINICAL DATA OR REDUCE THE POTENTIAL MARKET FOR OUR PRODUCTS.

         The collection of genetic samples and genetic testing has already raised concerns regarding confidentiality and the appropriate uses of the resulting information. The subject of human medical research, especially genetic research, has dramatically captured public attention and has caused governmental and public policy reviews. As a result, governmental authorities may decide to restrict or regulate the use of genetic information or prohibit testing for a genetic predisposition to certain conditions, particularly for those that have no known cure. Any restriction or regulation could hinder our collection of clinical data or reduce the potential markets for our products.

IF WE CANNOT CONTINUE TO ATTRACT AND RETAIN HIGHLY-SKILLED PERSONNEL, OUR GENE DISCOVERY PROGRAM AND THE GROWTH OF OUR BUSINESS MIGHT NOT PROCEED AS RAPIDLY AS WE INTEND.

         We depend on our ability to identify, attract, hire, train, retain and motivate highly-skilled personnel, in particular scientific, medical and technical personnel, for our future success. Competition for highly skilled personnel is intense, and we might not continue to attract and retain these employees. If we cannot continue to attract and retain the personnel we require, we might not be able to pursue our gene discovery program or expand our business as rapidly as we intend.

IF WE LOSE ANY OF OUR DATA OR CLINICAL SAMPLES, OUR GENE DISCOVERY EFFORTS COULD BE DELAYED OR PREVENTED.

         Although we have taken steps to ensure the security of our data and clinical genetic material and others samples by using multiple storage sites, that security could be compromised by a natural or man-made disaster or deliberate interference with storage sites. The loss of any of our data or clinical samples could delay or even prevent one or more of our gene discovery programs.

RISKS RELATING TO HOLDING OUR ADSs

OUR SHARE PRICE HAS BEEN HIGHLY VOLATILE.

         The stock market in general, and the market for stocks of technology related companies in particular, has experienced extreme price and volume fluctuations. These broad market and industry fluctuations may continue to adversely affect the market price of our ADSs, irrespective of our actual operating performance. Additional factors which could influence the market price of our ADSs include statements and claims made by us and other participants in our industry, academic and research institutions and public officials.

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS COULD PREVENT A CHANGE OF OUR MANAGEMENT OR A BUSINESS COMBINATION, EVEN IF IT WOULD BE BENEFICIAL TO OUR OTHER
SHAREHOLDERS.

         Our directors, entities affiliated with our directors and our executive officers beneficially own, in the aggregate, approximately 36.1% of our outstanding ordinary shares. Accordingly, these persons, acting together, have the ability to substantially influence all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. These persons also have the ability to control our management and affairs. Accordingly, this concentration of ownership could have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if that transaction would be beneficial to other shareholders.

WE HAVE NO INTENTION TO PAY DIVIDENDS ON OUR SHARES.

         We have never declared or paid any cash dividends on our shares. We currently intend to retain our future earnings to finance the expansion of our business, and you may never receive any dividends on our shares.

IF YOU HOLD SHARES THROUGH ADSs, YOU MAY HAVE LESS ACCESS TO INFORMATION ABOUT OUR COMPANY AND LESS OPPORTUNITY TO EXERCISE YOUR RIGHTS AS A SHAREHOLDER.

         There are risks associated with holding our shares through ADSs because we are a public limited company organized under the laws of England and Wales. We are subject to the Companies Act 1985 of England and Wales and to our charter documents, which are known in the United Kingdom as our memorandum and articles of association. The depositary appears in our records as the owner of all of our ordinary shares represented by the ADSs and your rights as a holder of ADSs are contained in the deposit agreement. Your rights as a holder of ADSs differ in various ways from a shareholder's rights, and you may be affected in other ways, including:

         -        you may not be entitled to vote;

         - you may not be able to participate in rights offerings or dividend alternatives;

         - you may not receive copies of reports and may have to go to the office of the depositary to inspect any reports issued;

         - the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, without your consent in a manner that could prejudice your rights; and

         - the deposit agreement limits our obligations and liabilities and those of the depositary.

         IT IS POSSIBLE THAT WE MAY BECOME A PASSIVE FOREIGN INVESTMENT COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES, WHICH COULD RESULT IN NEGATIVE TAX CONSEQUENCES TO YOU.

         Based upon an analysis of our current assets and income and the way we intend to operate our business in future years, we do not believe we will be treated as a passive foreign investment company, commonly referred to as a PFIC, for U.S. federal income tax purposes for the current or any future taxable year. Our belief that we are not a PFIC and our expectation that we will not become a PFIC in the future are based on our current and planned business activities, including our ability to conclude certain contracts on terms that are agreeable to us. In the event that we fail to conclude those contracts on a timely basis, or at all, it is likely that we would be a PFIC for the taxable year ending March 31, 2002 and possibly for future taxable years. This conclusion is a factual determination made annually and could change. In addition, a number of the factors that will be relevant to the determination as to whether we are a PFIC will depend on circumstances that may not be within our control. Because the valuation and composition of our
(1) assets (including goodwill, the amount of which will depend, in part, on the market value of our ordinary shares, which is subject to change) and (2) income, from time to time, will determine whether we will be treated as a PFIC, we cannot assure U.S. investors that we will not become a PFIC in the current or any future taxable years. In addition, under certain attribution rules, if we own 25% or more of any corporation's value, we will be treated as owning our proportionate share of that corporation's assets and earning our proportionate share of that corporation's income. If we become a PFIC in any taxable year, a U.S. investor would suffer adverse U.S. federal income tax consequences which we describe in more detail in "Item 10. Additional Information -- Taxation -- Passive foreign investment company considerations."

We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules in their particular circumstances.

ITEM 4.           INFORMATION ON THE COMPANY

OVERVIEW

         We are a clinical genomics company that uses clinical and medical information as a starting point to identify relationships between genes and human health and disease. We expect that our discoveries will provide us with licensable products that pharmaceutical and diagnostic companies will use in drug discovery and/or gene-based diagnostic applications. We already have comprehensive and diverse clinical and genetic resources collected by or for us by our clinical collaborators and our Canadian subsidiary, Newfound Genomics, from human volunteers and databases and other biological information management and analysis (or bioinformatic) systems as well as the additional resources provided by our technology collaborators, which include Celera Genomics (a division of Applera Corporation), Qiagen Genomics, Large Scale Proteomics, CuraGen, Sequenom, Rosetta Inpharmatics and Genmab.

OUR HISTORY AND DEVELOPMENT

         We are a public limited company organized under the laws of England and Wales in accordance with the provisions of the Companies Act of 1985. Our legal name is Gemini Genomics plc. Gemini International Holdings Limited, our predecessor company, was incorporated in September 1995 and, until its acquisition by Gemini Genomics plc in December 1997, was the holding company of our group of companies. Our address is 162 Science Park, Milton Road, Cambridge, CB4 0GH, England. Our telephone number is (+44) (1223) 435-300. Our web site is http://www.gemini-genomics.com. The information found on our web site is not incorporated by reference into this annual report nor do we intend it to be, and you should not treat it as forming a part of this annual report.

         We founded Gemini International Holdings Limited, a wholly-owned subsidiary, in September 1995 and acquired it in December 1997. We accounted for the acquisition as a combination under common control. We changed our name from Gemini Holdings plc to Gemini Genomics plc in March 2000.

         We operate several subsidiaries in the United States, the United Kingdom, Sweden and Canada. To date, we have completed one major acquisition. In December 1999, we acquired all of the ordinary shares of, and assumed all the liabilities of, Eurona Medical AB in Sweden in exchange for 1,820,180 Preferred Ordinary Shares (since converted into ordinary shares) and a nominal cash payment. We accounted for the acquisition using the purchase method.

         Our capital expenditures totaled $1.1 million, $0.7 million and $2.3 million in the years ended March 31, 1999, 2000 and 2001, respectively. In each period, these expenditures consisted principally of the purchase of laboratory equipment and information technology. In the year ended March 31, 2001, refurbishment of new facilities amounted to $0.4 million. We have largely financed capital expenditures through capital lease arrangements, which totaled $1.4 million, $4.0 million and $0.7 million in the years ended March 31, 1999, 2000 and 2001, respectively. We expect to incur broadly similar levels of capital expenditures to those in the years ended March 31,

1999 and 2000 in the current fiscal year, spread across all our locations, primarily to support the ongoing need to purchase laboratory equipment and information technology. We anticipate financing these expenditures, as far as possible, through capital lease arrangements. We are still refurbishing our facilities in Newfoundland, Canada and expect to complete this refurbishment by June 2001 at a total cost of approximately $0.2 million.

BUSINESS OVERVIEW

         We are a clinical genomics company which means that we identify relationships between human genes and human health and disease. We use clinical and medical information as the starting point in our search for genes relevant to diseases, or disease genes. We believe that the collection and analysis of both detailed clinical and genetic data relating to the presence or risk of disease is more effective in discovering these disease genes than analyzing genetic data alone. We expect that discoveries arising from our research will provide us with products which we can license to pharmaceutical, diagnostic, genomics and biotechnology companies for drug discovery and/or gene-based diagnostic applications. As current efforts by others to determine the identity and location of all human genes (which we refer to as mapping the human genome) nears completion, the objective of genomics is shifting from determining the order, or sequence, of genes to understanding the role of genes in human health and disease. We believe that we are well-positioned to take advantage of the opportunities created by the mapping of the human genome due to our disease gene discovery process and the clinical data and samples we have already collected, as well as the additional resources provided by our technology collaborators. Our technology collaborators include Celera Genomics (a division of Applera Corporation), Qiagen Genomics, Large Scale Proteomics, CuraGen, Sequenom, Rosetta Inpharmatics and Genmab.

         We focus on identifying disease genes through a three-step process:

         - our network of clinical collaborators and our Canadian subsidiary collect extensive, high quality clinical measurements and related genetic and other biological samples from human volunteers from a number of different groups, comprising twin populations, disease-affected populations, geographically isolated populations and patients in clinical trials. Generally, we have the exclusive right to use this clinical and biological data for commercial purposes and have proprietary rights to any genetic and other information derived from these resources. We also obtain genetic information from the growing amount available in the public domain and from our technology alliances;

         - we integrate this data into our databases and other biological information management and analysis, or bioinformatic, systems, as well as technologies we access through alliances, in order to identify relationships between clinical measurements that are used to define a disease and genes or proteins; and

         - we verify our findings by using clinical and genetic data from our different clinical populations to efficiently confirm our discoveries.

         We believe that the comprehensive and diverse nature of our clinical and genetic resources gives us a significant competitive advantage. Our acquisition of Eurona Medical AB (subsequently renamed Gemini Genomics AB), a Swedish genomics company, and our establishment of Newfound Genomics in Canada have significantly expanded our access to clinical and genetic resources. Because our clinical and genetic information would be time consuming and expensive to replicate, we believe this resource makes us an attractive collaborator for companies possessing complementary technologies which enable us to discover disease genes more rapidly.

         We are a development stage company. Since inception, we have incurred significant losses and, as of March 31, 2001, we had an accumulated deficit of $51.4 million. Since inception, we have received modest amounts of revenues, comprising royalty receipts from the licensing of our first disease gene patent for use in diagnostic applications, service fees from a gene validation program and payments in relation to two non-exclusive agreements with CuraGen focused on the discovery of genes that affect diabetes, obesity and osteoarthritis. We expect that we will derive our future revenues primarily from the licensing of disease gene and protein discoveries for drug discovery and diagnostic applications and, to a lesser extent, from the provision of gene validation services.

OUR BUSINESS STRATEGY

         Our goal is to become the leading clinical genomics company by using our comprehensive clinical and genetic resources, together with our databases and bioinformatic systems, to discover disease genes and proteins and generate revenues from licensing our discoveries to the pharmaceutical and diagnostics industries for use in the development of drugs and diagnostics.

         In order to achieve this goal we intend to:

         - CONCENTRATE ON IDENTIFYING DISEASE GENES AND PROTEINS APPLICABLE TO THE TREATMENT OR DIAGNOSIS OF COMMON HUMAN DISEASES. Our primary objective is to identify genes and proteins that can lead to the development of drugs or diagnostics for common human diseases such as cardiovascular disease, diabetes, osteoporosis and central nervous system disorders. This objective ensures that our products are targeted at the largest potential drug and diagnostics markets. We have already licensed an osteoporosis disease gene patent to both Affymetrix and Axis-Shield for the development of their respective gene-based diagnostic tools, based on which Axis-Shield has already launched a diagnostic product.

         - EXPAND OUR GENETIC AND PROPRIETARY CLINICAL AND BIOLOGICAL RESOURCES. We have developed one of the most comprehensive and diverse collections of clinical information and biological samples in the world. We already have clinical information and biological samples from a number of different groups, comprising twin populations, disease-affected populations, patients in clinical trials and a geographically isolated population, from countries including the United Kingdom, Sweden, China, Australia and Canada. We intend to continue to expand our clinical resources. Our planned expansion will increase the number of ethnic groups represented in our data resources and the number of diseases about which we can extract information. We believe these expanded resources will enable us to maintain a significant competitive advantage by ensuring that we are a preferred partner of pharmaceutical, biotechnology and diagnostic companies for the discovery of drug targets and gene-based diagnostics.

         -        ENHANCE OUR INFORMATION TECHNOLOGY AND BIOINFORMATIC SYSTEMS.
                  In addition to the information that we collect from our clinical collaborators and our technology alliances, we also access the rapidly growing amount of genetic data available in the public domain through the Internet. As a result, our ability to collect, manage, screen, integrate and analyze these growing information resources is becoming increasingly important.

         - MAXIMIZE OUR REVENUES FROM THE COMMERCIALIZATION OF OUR DISCOVERIES BY RETAINING CONTROL OVER OUR GENE DISCOVERY PROCESS. Our sophisticated databases and other bioinformatic systems help us to maximize our revenues by enabling us to analyze our own data and retain and refine our disease gene discoveries for later-stage licensing rather than entering into early stage collaborations with pharmaceutical companies. Typically, pharmaceutical companies enter early stage collaborations by funding initial research in exchange for a significant share of future revenues and often exclusive use of the discovered gene for a particular disease and restrictions on other uses of the discovered gene. Retaining control over our disease gene discovery process maximizes our ability to eventually generate multiple and higher value revenue streams from licensing one or more disease genes for use in multiple disease and/or product areas. In addition, this control allows us to use our biological samples and clinical data to enter into alliances with pharmaceutical and biotechnology companies for other discovery processes such as novel protein discovery.

         - PURSUE ADDITIONAL STRATEGIC INVESTMENTS, ACQUISITIONS AND PARTNERSHIPS THAT ALLOW US TO ENHANCE REVENUES. We intend to pursue additional strategic investments and acquisitions. We will target opportunities to acquire complementary technologies in order to broaden and enhance our product offerings and increase our revenues. While we regularly evaluate strategic investment, acquisition and partnership candidates, we do not have any present agreements or commitments for any of them. Any of these agreements or commitments could require us to expend considerable financial resources. We also intend to pursue strategic partnerships and alliances with other genomics and biotechnology companies with technologies that will enable us to conduct our gene discovery process more rapidly. We have technology alliances with Celera Genomics, Qiagen Genomics, Large Scale Proteomics, CuraGen, Sequenom, Rosetta Inpharmatics and Genmab for this purpose.

THE GEMINI APPROACH

         OUR SCIENTIFIC STRATEGY

         As a clinical genomics company we focus on clinical and medical information as the starting point in our search for disease relevant genes.
We believe that collecting and analyzing detailed clinical and genetic data relating to the presence or risk of disease is more effective in discovering disease relevant genes than focusing on genetic data alone. This is because clinical data also allows us to identify individuals who are, or show risk traits of becoming, affected by disease and their relevant clinical measurements. This information allows us to conduct a more focused search of genetic data by looking for genes and variations from one individual to another in a single nucleotide of the DNA sequence, which we refer to as SNPs, that are shared by individuals affected by some disease or with risk traits in common. Our scientific goal is to identify the specific function of genes and SNPs that relate to common human diseases. We do this by analyzing extensive, high quality clinical measurements and genetic samples of volunteers. Our clinical collaborators collect and provide to us on an anonymous basis clinical measurements and genetic samples from different groups of volunteers: twins, disease-affected individuals and participants in drug trials. In addition, our Canadian subsidiary collects samples from a geographically isolated population.

         We integrate the clinical measurements and genetic information derived from these samples into our databases. Our in-house software engineers and scientists have customized these databases using computer-aided software engineering systems. We then use these databases and our biological information management and analysis (which is also known as bioinformatic) systems to:

         -        analyze our clinical and genetic data;

         -        find associations between genes and common diseases; and

         - verify our findings using data from a separate volunteer group.

         An example of this process was our collaboration with Kyowa Hakko Kogyo. In this collaboration we analyzed a gene Kyowa Hakko Kogyo had identified in an animal model as related to a number of age-related diseases, such as osteoporosis, emphysema and skin aging. We were able to identify common SNPs in the human form of the gene and found that one end of the gene is associated with diabetes and obesity risk factors while the other end of the gene is associated with osteoporosis. Kyowa Hakko Kogyo was then able to file a patent application covering the use of the gene for the diagnosis, treatment and prediction of response to treatment of these two diseases.

         OUR CLINICAL RESOURCES AND OUR TECHNOLOGY PLATFORM

         OUR CLINICAL RESOURCES

         We have access to clinical data and genetic samples from several million people recruited by our clinical collaborators and our Canadian subsidiary in various parts of the world, including the United Kingdom, Sweden, Australia, Canada and China. These resources include information from long-term studies which, in some instances, have been collected over a 20 year period. For our current research programs, we have selected and are presently analyzing DNA samples and clinical data on almost 40,000 twins and disease-affected individuals. This analysis has yielded approximately nine and one-half million clinical and genetic measurements, which we expect to increase rapidly as we continue analyzing our existing data and as our clinical resources expand. We believe the size, diversity and quality of our clinical collaborations and resources would be both very expensive and time consuming to replicate.

         Our clinical collaborators and our Canadian subsidiary collect clinical measurements and genetic samples from volunteers, and our clinical collaborators provide us with this information on an anonymous basis. Together with our clinical collaborators, we select the clinical parameters (which are also called phenotypes) to measure from volunteers and agree upon the use of standard protocols and other procedures. For example, twins undergo testing on hundreds of phenotypes through a comprehensive medical examination involving several hours of biochemical, physical and physiological tests, including X-rays, magnetic resonance imaging (MRI) scans and a test yielding precise data on bone density and fat mass. The extent of clinical measurements taken from disease-affected individuals depends upon the disease concerned. Blood, urine and DNA samples are collected, analyzed and stored for all volunteers. Serum is extracted from the blood and analyzed to provide information on a wide spectrum of hormones and proteins. We maintain these biological samples in cold storage in the event that we or our technology collaborators or customers require additional data on phenotypes we do not already track. By managing a program of repeat visits of volunteers with our clinical collaborators and Canadian subsidiary, we also have access to studies that evaluate the same clinical measurements throughout a range of ages in the same individuals.

         Although our agreements with our clinical collaborators are each individually negotiated, in general we provide funding for the collection of clinical measurements and genetic and other biological samples, the transfer of these resources to us and in some cases further analysis of these measurements and samples by our collaborators. Our funding is provided either on a per sample or per volunteer basis or is provided on a total project basis with a pre-agreed budget. In all cases, our funding is directed towards the delivery to us of agreed information and samples. In general, we retain exclusive commercial rights to the clinical data and samples obtained for us by our clinical collaborators. Our agreements with our clinical collaborators also specify the research program that will be performed.

         We significantly increased our collection of clinical samples and our ability to access further clinical data through our acquisition of Eurona and through our establishment of Newfound Genomics. Based in Sweden, Eurona has entered into clinical collaborations with university and medical institutions that provide access to several million tissue samples and genetic materials from volunteers affected by a range of diseases. Newfound Genomics is currently collecting clinical data and genetic samples from a geographically isolated population.

         We focus on taking clinical measurements relevant to common human diseases in which pharmaceutical companies are looking for drug targets. These disease groups are summarized below:

         -        Bone: OSTEOPOROSIS, OSTEOMALACIA

         - Cardiovascular: HYPERTENSION, DYSLIPIDAEMIA, CARDIAC FUNCTION, ATHEROSCLEROSIS

         - Central Nervous System Disorders: ANXIETY AND DEPRESSION, COGNITION, ALZHEIMER'S DISEASE, SCHIZOPHRENIA

         -        Dermatology: PSORIASIS, NAEVI AND MELANOMA

         -        Haematology: THROMBOSIS, COAGULATION, HAEMOGLOBINOPATHY

         -        Immune: AUTOIMMUNE DISEASES, ECZEMA

         -        Metabolic: DIABETES, OBESITY, LIVER DISEASE, THYROID DISEASE

         -        Oncology: FAMILIAL CANCERS

         - Respiratory: ALLERGY, ASTHMA, PULMONARY DYSFUNCTION, CHRONIC OBSTRUCTIVE PULMONARY DISEASE

         -        Rheumatology: OSTEOARTHRITIS, RHEUMATOID ARTHRITIS, RAYNAUD'S
                  DISEASE

         OUR DIVERSE POPULATIONS

         We have gathered data on a number of different population groups, including twins, disease-affected individuals, patients in drug trials and a geographically isolated population. We are continually expanding our access to populations to increase the number of ethnic groups represented in our data resources and the number of diseases about which we can extract information in order to broaden the applications and markets for our products.

         OUR TWIN POPULATIONS

         Twins, whether identical or non-identical, are valuable for studying human disease because they are siblings of the same age who share, to a considerable extent, the same environmental influences. Analyzing twins allows us to eliminate age as a potential factor when evaluating clinical differences between two siblings. For example, in considering two sisters with a five year age difference, the older sister might have a higher cholesterol measurement than the younger sister. However, unless a follow-up study on the younger sister is conducted five years later, age cannot be eliminated as a factor when evaluating whether the difference in cholesterol level is genetic or age-related. Using twins reduces the complicating effects of age and provides a very useful method of looking for the genetic contribution to the clinical differences in measuring the risk of disease.

         Identical twins share the same genes whereas non-identical twins share on average half their genes. A comparison of the similarities and differences existing between identical and non-identical twins allows us to measure the contribution of the genetic influence on a clinical measurement and also how the environment may modify this genetic effect. Because identical twins share the same genes, any difference in clinical measurements must be due to environmental differences. For example, we have used this approach to identify and quantify important environmental effects on fat distribution, including the effects of smoking, alcohol consumption and estrogen replacement. Because the genetic differences between pairs of non-identical twins are comparable to those between other sibling pairs but without the age difference, we can study the relationship between these genetic differences and various clinical measurements. We use this approach to identify the gene or genes involved in determining a clinical measurement and confirming a disease gene association.

         The twins selected for study are representative of the general population and are not selected for any particular disease. With these twins, we analyze a large number of clinical measurements that relate to the risk of disease. By analyzing genes and clinical measurements related to the risk of a broad range of diseases in thousands of twins, we are able to look for genes that play a role in different common diseases, including cardiovascular disease, diabetes and central nervous system disorders.

         The table below summarizes our principal clinical collaborations, which provide us with data and samples on twins.

CLINICAL COLLABORATOR                                   DESCRIPTION
-----------------------------------------------------   --------------------------------------------------
Twin Research Unit, St.  Thomas'  Hospital,  London,    Twins undergo a four to six hour  assessment  and
England.                                                in some cases have a follow-up  assessment two to
                                                        four years later.
Institute  of Bone and Joint  Research,  Royal North    This   collaborator   performs  a  very   similar
Shore Hospital, Sydney, Australia                       assessment  to St.  Thomas'  Hospital,  but  also
                                                        includes heart scan measurements.
Program for Population Genetics, School of Public       This collaborator collects clinical data similar to
Health, Harvard University, United States               St. Thomas' Hospital on 5,000 identical and
(conducted through First Anqing Hospital, Anhui         non-identical Chinese twin pairs.
Province, China)

         In general, we retain exclusive commercial rights to the clinical data and samples obtained for us by our clinical collaborators conducting research on our twin populations.

         OUR DISEASE-AFFECTED POPULATIONS

         Our clinical collaborators collect data on disease-affected individuals, including siblings, families and unrelated populations that suffer from the same disease, including participants in drug trials. We can analyze this data to identify genetic variations that occur frequently within the group. This approach is particularly useful for us to explore further discoveries made in our twin populations and for diseases for which there are no known measurable risk factors, such as schizophrenia and dementia, and are not amenable to analysis using our twin approach.

         The table below summarizes our principal clinical collaborations, which provide us with data on disease-affected individuals.

CLINICAL COLLABORATOR                                               DISEASE GROUP
-----------------------------------------------------------------   -------------------------------------
Twin Research Unit, St. Thomas' Hospital, London, England           Osteoporosis
Queensland Institute of Medical Research, Brisbane, Australia       Depression and Anxiety
Professor Hans Lithell, Department of Geriatrics, University of     Cardiac and Metabolic Disease
Uppsala, Sweden
Department of Neuroscience and Psychiatry, University of            Depression and Schizophrenia
Uppsala, Sweden
Division of Molecular Toxicology, Karolinska Institute and          Drug Metabolism
Huddinge Hospital, Stockholm, Sweden
Department of Pathology and Cytology, Central Hospital, Falun,      Oncology
Sweden
Free University, Amsterdam                                          Anxiety and depression

         In general, we retain exclusive commercial rights to the clinical data and samples obtained for us by our clinical collaborators conducting research on our populations of disease-affected individuals, even after termination of the agreements we have with them.

         GEOGRAPHICALLY ISOLATED POPULATIONS

         Isolated populations, sometimes due to geographical isolation, are populations, which have grown out of an initially small number of people who settled together. Over time these populations tend to have higher incidences of certain diseases. The higher incidences of these diseases and the lower level of other background genetic variations make these populations particularly useful in discovering the genes affecting such diseases. We can confirm our discoveries in isolated populations, which may not be representative of wider populations, by using data and samples from our twin and disease-affected populations.

         Our Canadian subsidiary gives us access to clinical and genetic information on a geographically isolated population in Newfoundland, Canada, where there tends to be very large families with well-defined family origins and with higher than normal incidences of a number of diseases. We will continue to explore opportunities to gain access to other isolated populations.

         CLINICAL DATA COLLECTION

         We collect most of our clinical measurements and genetic and other biological samples through a number of relationships with clinical collaborators, and we collect the remainder from our Canadian subsidiary. Each relationship with our clinical collaborators is governed by an agreement that generally provides for the collection and delivery of DNA, blood and urine samples and clinical measurements. We have attempted to ensure that all clinical data and genetic and other biological samples that we receive from our clinical collaborators have been collected from volunteers on an anonymous basis and with appropriate consents for purposes which extend to cover our gene discovery programs and other activities. We have also sought to ensure that the volunteers from whom our data and samples are collected by both our clinical collaborators and our Canadian subsidiary do not retain or have conferred upon them any proprietary or commercial rights to the data or samples or any discoveries derived from them. Our clinical collaborators' and Canadian subsidiary's collection of measurements and samples from our volunteers, and their consents, occur as part of a study that is reviewed by the institutional review board or ethics committee that supervises the hospital or clinic where the collections are taken. In certain studies, an independent review board is consulted.

         Each clinical collaborator assesses volunteers according to standard protocols and procedures, which we have approved. We ensure high standards of compliance with these procedures by regularly conducting audits at randomly selected locations. Our clinical data management staff oversees the integrity and accuracy of data collected. Duplicate copies of all data are maintained at one or more additional sites. We believe that our careful attention to maintaining high standards of compliance with our standard operating procedures is a valuable aid in ensuring the quality of our clinical data and genetic samples.

         In all instances, our clinical collaborators are permitted and encouraged to undertake their own research on data collected and (subject to obtaining our consent) to publish such research. In general, all commercial rights arising from any such research belong to us, or we have the first option to commercialize such research.

         OUR INFORMATION TECHNOLOGY AND DATA AND SAMPLE MANAGEMENT

         All aspects of our biological sample and clinical data management and our statistical analysis of these samples and data are performed through our:

         - databases, which store our clinical and genetic information; and

         - other biological information management and analysis (or bioinformatic) systems, which allow us to analyze and interpret our clinical and genetic data through the use of sophisticated algorithms.

         These integrated systems are critical to our gene discovery programs and enable us to perform rapid statistical analysis on large volumes of clinical and genetic data. We have a team of nine bioinformatics specialists and seven software engineers to further develop these systems.

         ANALYSIS AND STORAGE OF BIOLOGICAL SAMPLES

         We check and log all biological samples supplied to us by our clinical collaborators into a database, which is integrated into our sample management system. Once samples have been labeled with individual bar-code identifiers, they are stored for genetic screening. We randomly check our DNA samples in storage for purity and remove any contaminated samples from the system. Genetic screening consists of analyzing standard genetic markers on the DNA obtained from each human subject. These markers consist of DNA sequences at known locations in the human genome that vary between individuals. We enter the variant DNA sequence data for each individual into the database, which integrates it with clinical measurements taken on the same subject. We analyze samples using robotic systems and use bar-coding to enable the database to track the sample through the automated analysis process and to ensure continued access to biological samples in case we also need to analyze proteins and other non-genetic markers that may relate to diseases.

         BIOINFORMATICS AND STATISTICAL ANALYSIS

         Bioinformatics is the use of computers and sophisticated algorithms to store, analyze and interpret large volumes of biological data. This is an essential tool that helps us effectively utilize our pool of clinical and genetic data, including gene sequence, protein and other genetic information accessed from both public and private databases. We have developed an in-house bioinformatics capability that enables us to exploit the data on the rapidly growing databases within our gene discovery programs. This in-house capability allows us to minimize the extent to which we need to rely upon other companies for analytical technologies.

         Statistical analysis is an important component of our gene discovery approach. We use several complementary statistical tools to quantify the effect of genetic variation on human physiology and disease. We test common SNPs in genes of interest for associations with diseases, phenotypes or drug responses. We take any associations we find as evidence that the polymorphism is either:

         - related to the relevant disease, phenotype or drug response; or

         - located closely on the same gene to a polymorphism that is related to the relevant disease, phenotype or drug response.

         We attempt to replicate our findings in our other populations to confirm any associations that we identify.

OUR PRODUCT OFFERINGS

         We analyze human clinical and genetic information from a number of human populations in order to identify the role of genes, SNPs and proteins in common human diseases. We have identified over 100 chromosomal regions that, based on our analysis, we believe harbor disease genes. We believe that identifying disease genes in-house is preferable to entering early stage collaborations with pharmaceutical companies, which typically are secured by genomics or other biotechnology companies to fund early stage research in return for giving the pharmaceutical company a significant share of future revenues and often exclusive use of the discovered gene for a particular disease and restrictions on other uses of the discovered gene. We retain control over our disease gene discovery process to maximize our ability to generate multiple revenue streams from licensing one or more disease genes for use in multiple disease and/or product areas.

         LICENSING OF NOVEL GENE DISCOVERIES AND ASSOCIATIONS

         Our principal product offering is the discovery of a disease gene (which we call a novel gene discovery), which can form the basis of a drug discovery program undertaken by a pharmaceutical company in a specified disease area or the development of a diagnostic tool. A novel gene association is the discovery of a disease gene as well as factors that imply that a gene-based drug or diagnostic could be developed to interfere with the pathway affected by the disease gene. Our patent applications are based on the association of a particular gene with a clinical risk trait for a common disease. We have already successfully licensed our patent for the osteoporosis disease gene, COL1A1, as the first major osteoporosis genetic diagnostic, to both Affymetrix and Axis-Shield.

         For each disease gene patent we receive, we anticipate granting licenses to develop drugs and diagnostics in a particular disease area. By doing this, we will retain control over the disease gene and the right to license it for applications in other disease areas. In addition we may restrict the use of those products, such as the format of a diagnostic kit, as in our agreements with Affymetrix and Axis-Shield, or, in the case of a drug, the drug target which the drug may use.

         LICENSING OF NOVEL PROTEIN DISCOVERIES

         We can also use our large repository of clinical samples to discover proteins that genes produce (which we call a novel protein discovery) which are also of therapeutic and diagnostic value. We intend to use our clinical population data to discover proteins that are associated with common diseases and can be used as drug targets in drug development. We have already entered into an agreement with Large Scale Biology, a company with protein discovery and identification technology, to identify proteins that are susceptible to environmental influences and are associated with particular disease risk factors. While we have not yet licensed any novel protein discoveries, we expect that a number of these proteins will be suitable drug targets that can be licensed in the same way as disease genes, with broadly similar patent rights.

         When licensing a gene or protein discovery, we expect to receive up-front fees, milestone payments and product royalties. Milestone payments typically are paid over five to seven years upon the occurrence of specific events, or milestones, as a product based on a licensed discovery advances through the drug or diagnostic discovery and development process. These payments depend on the success of the development program. Accordingly, we will seek to ensure that development rights revert to us if a development program does not proceed on the agreed timetable. Product royalties typically are a percentage of the revenues derived from the sales of products using a licensed discovery and often specify minimum annual payments.

         GENE VALIDATION SERVICES

         Although not our prime focus, when we are approached by another company seeking access to our clinical resources and expertise, we may perform candidate gene and polymorphism testing and validation services. Under this service model, we verify associations between disease states and the candidate target genes provided by our customers. In this field, any resulting intellectual property rights remain with the customer.

SALES AND MARKETING

         Our customers and potential customers are primarily a limited number of pharmaceutical, biotechnology and diagnostics companies. Typically, our sales process is highly technical and is undertaken over an extended period. We have a business development team with extensive technical and commercial experience that contacts potential customers through various methods, including direct approaches using industry knowledge, promotional activities and presentations at industry conferences. We also involve technical, legal, intellectual property and finance staff in the negotiation of licensing arrangements. Under the agreements with some of our technology collaborators, we have established joint commercialization committees, comprised of both our members and those of our technology collaborators.

COMMERCIAL RELATIONSHIPS

         In connection with the development and licensing of our products, we have entered into a number of commercial relationships with other genomics, pharmaceutical, diagnostic and biotechnology companies. These relationships encompass:

         - TECHNOLOGY ALLIANCES WITH OTHER GENOMICS AND BIOTECHNOLOGY COMPANIES TO HELP US DISCOVER NOVEL GENES, GENE ASSOCIATIONS OR PROTEINS MORE RAPIDLY. Through these alliances, we contribute clinical data and gain access to sophisticated technologies in order to co-discover with our technology collaborator a novel gene, gene association or protein. The goal of these alliances is to jointly discover a product more rapidly than either of us could alone for patenting and then licensing to pharmaceutical or diagnostic companies for the further development of drugs or diagnostics. We have already entered into technology alliances with Celera Genomics, Qiagen Genomics, Large Scale Proteomics, CuraGen, Sequenom, Rosetta Inpharmatics and Genmab. Although each of our technology alliances has been individually negotiated, we and our technology collaborator typically each are responsible for a portion of the costs of the research involved and each receives a percentage of the revenues generated by the licensing of our discoveries.

         - GENE LICENSING OF OUR PATENTS ON DISEASE GENES TO PHARMACEUTICAL AND DIAGNOSTIC COMPANIES. When licensing a gene or secreted protein discovery, we expect to typically receive up-front fees, milestone payments and product royalties. In some circumstances, our clinical collaborators may receive a portion of these royalties. We have already successfully licensed the patent for our osteoporosis disease gene, COL1A1, as the first major osteoporosis genetic diagnostic to both Affymetrix and Axis-Shield. Although these two licenses were each granted on individually negotiated terms, in general they provide for up-front fees and milestone payments as well as product royalties payable to us based on a percentage of total sales of products using our patents, with minimum annual payments specified. Axis-Shield has already launched its first diagnostic product using our osteoporosis disease gene patent. With respect to our COL1A1 patent, we share our net revenues with the University of Aberdeen.

         - GENE VALIDATION SERVICES. We have performed gene validation services for Kyowa Hakko Kogyo, which has filed a patent application with respect to the genetic region we were retained to analyze. We performed these services in exchange for a fee. We have no rights to the patent they filed.

         The table below summarizes our current commercial relationships.

COMPANY                 PRODUCT AREA                   DESCRIPTION
----------------------  -----------------------------  ---------------------------
Celera Genomics         Novel gene discoveries         Celera provides gene
                                                       sequence, SNP and gene
                                                       identification technologies
                                                       for gene discoveries within
                                                       regions chosen by us.

Qiagen Genomics         Novel gene associations        We provide our integrated
                                                       clinical genetic technology
                                                       platform and Qiagen
                                                       Genomics provides DNA
                                                       analysis using its
                                                       proprietary mass
                                                       spectrometry technology to
                                                       identify novel gene
                                                       associations in obesity.

Large Scale
Proteomics              Novel protein discoveries      We provide our sample
                                                       resources and associated
                                                       clinical data and Large
                                                       Scale Proteomics provides
                                                       proprietary gene discovery
                                                       technology to identify the
                                                       link between novel proteins
                                                       and diseases.

CuraGen                 Novel gene associations and    We provide our sample
                        drug target identification     resources and associated
                                                       clinical data and CuraGen provides
                                                       its technology including
                                                       thousands of SNPs in
                                                       protein-coding regions that
                                                       may have associations with
                                                       disease.

                        Drug target identification     We apply CuraGen's
                                                       proteomic technology to
                                                       rapidly ascertain the
                                                       proteins related to disease
                                                       associated genes.

                        Novel gene associations and    We provide access to sample
                        drug target identification     resources and associated
                                                       clinical data in diabetes,
                                                       obesity and osteoarthritis
                                                       for which we have received
                                                       a payment. CuraGen provides
                                                       research funding to support
                                                       genotyping and analysis in
                                                       those clinical areas.

Sequenom                Novel gene associations        We provide our sample
                                                       resources, associated
                                                       clinical data and
                                                       bioinformatics





                                                       expertise. Sequenom
                                                       provides automated assay
                                                       design and validation of
                                                       these samples, including up
                                                       to 240,000 SNPs from the
                                                       public domain. We work
                                                       together to identify
                                                       particular SNPs associated
                                                       with specific diseases.

Rosetta Inpharmatics    Novel gene associations        Rosetta Inpharmatics
                                                       performs analyses of RNA
                                                       collected from our clinical
                                                       populations to identify
                                                       associations between the
                                                       most active genes and the
                                                       risk or presence of common
                                                       diseases.

Genmab                  Antibody therapeutics          Novel drug targets we
                                                       identify will be combined
                                                       with Genmab's fully human
                                                       antibody technology to
                                                       create and develop new
                                                       antibody therapeutics.

Affymetrix              Gene licensing                 We have granted Affymetrix
                                                       a worldwide license under
                                                       the COL1A1 patent to
                                                       develop a diagnostic assay
                                                       based upon their
                                                       proprietary technology.

Axis-Shield             Gene licensing                 We have granted Axis-Shield
                                                       a worldwide license under
                                                       the COL1A1 patent to
                                                       develop a diagnostic assay
                                                       based upon their
                                                       proprietary technology.

         COMMERCIAL AGREEMENTS

         We enter into various commercial agreements with third parties, including technology alliances, license agreements and services agreements. The purpose of our technology alliances with third parties is to jointly discover disease genes or novel gene associations more rapidly. We expect that our technology alliances will assist us in discovering disease genes, novel gene associations and novel proteins that can be licensed and thereby generate future revenues. Under each of these agreements, there are provisions that govern how we will share in those revenues with our technology collaborators.

         CELERA GENOMICS. In September 1999, we entered into a research collaboration agreement with Celera Genomics to jointly discover genes and SNPs and other genetic variations in specially selected regions of the human genome. Under the non-exclusive agreement, we provide clinical data and samples and Celera Genomics provides information about the DNA sequence and SNPs relevant to the selected regions. We will jointly own with Celera Genomics any intellectual property rights to any disease genes or disease related SNPs discovered and will share with Celera Genomics revenues received from licensing discoveries to third parties, after the reimbursement of some agreed costs. The agreement has a term of two years and may be terminated by either of us if there is a material breach by the other that is not cured.

         QIAGEN GENOMICS. In September 1998, we entered into a research collaboration agreement with Qiagen Genomics (formerly Rapigene) to identify genes and genetic variations related to obesity. Under the non-exclusive agreement, each of us is responsible for our own costs, although we will reimburse Qiagen Genomics for some agreed out-of-pocket costs. We will jointly own with Qiagen Genomics any intellectual property rights to any discoveries and will grant various licenses to each other governing the terms on which those discoveries will be commercialized. The agreement had an initial term of 12 months, which could be and has been extended by mutual agreement, and may be terminated by either of us if there is a material breach by the other that is not cured.

         LARGE SCALE PROTEOMICS. In February 1999, we entered into a collaboration agreement with Large Scale Proteomics (formerly Large Scale Biology) to identify drug targets by analyzing proteins and their relationship to indicators of diseases. Under the agreement, we provide samples and use our clinical data from selected identical twin pairs and Large Scale Proteomics conducts protein analysis. The agreement is exclusive with respect to the use of Large Scale Proteomics' technology on identical twins only, and non-exclusive with respect to our use of other proteomics technologies. We are each responsible for our own costs. Large Scale Proteomics has the initial right to file and maintain patent applications relating to discovered drug targets; if Large Scale Proteomics does not file and maintain such applications, those rights revert to us. Each of us is required to make payments to the other following the commercialization of our patents and patent rights under the agreement. The agreement terminates when no further payments are required to be made to either of us. The agreement may be terminated following notice given within 120 days of the conclusion of the joint research program of its decision not to proceed, or either of us may terminate the agreement if there is a material breach by the other that is not cured or in the event the other is insolvent or in liquidation.

         CURAGEN. In March 2000, we entered into a research collaboration agreement with CuraGen to discover relationships between SNPs and human disease. Under this non-exclusive agreement, we provide clinical data and DNA samples and CuraGen provides SNPs and the genetic analysis of our clinical samples. We will jointly own with CuraGen any intellectual property rights arising from any discoveries, and will grant various licenses to each other that govern the terms on which those discoveries will be commercialized. We are each responsible for our own costs, however we have agreed to reimburse CuraGen a portion of the costs incurred in the genetic analysis of our clinical samples and we will share with CuraGen any costs of using third parties. We will share with CuraGen revenues arising from licenses granted under the agreement. The agreement has an initial term of two years and continues indefinitely unless CuraGen fails to deliver a sufficient quantity of SNPs and we terminate it. Either of us may terminate the agreement if there is a material breach by the other that is not cured.

         In October 2000, we entered into a drug target discovery collaboration with CuraGen, which includes the application of CuraGen's proteomic technology for the purpose of rapidly ascertaining the proteins related to disease-associated genes. This collaboration will allow the identification of potential therapeutic intervention points by examining interactions between proteins within biochemical pathways. We anticipate that this collaborative research will enable us and CuraGen to identify key targets for drug discovery. We will jointly own intellectual property arising from this collaboration with CuraGen. We have not incurred material costs under the agreement to date, and we do not expect to incur material cost reimbursement in future years. No minimum funding commitment is defined in the agreement. We will share with CuraGen revenues arising from the agreement. The agreement is for an initial term of two years.

         In March 2001, we entered into two further non-exclusive agreements with CuraGen focused on diabetes, obesity and osteoarthritis. Under both of these agreements we have provided DNA samples and, under one of the agreements, we will provide genotyping and analysis services. We will own the intellectual property rights arising from any discoveries and have granted an exclusive, indefinite worldwide license to CuraGen to commercially exploit the results. We received a payment from CuraGen of approximately $1.5 million. CuraGen will provide research funding to support our genotyping and analysis which may generate additional revenues for us over the next three years. Either of us may terminate the agreement if there is a material breach by the other that is not cured.

         SEQUENOM. In March 2000, we entered into a collaboration with Sequenom to discover relationships between SNPs and human diseases, including disease risk traits. Under the non-exclusive agreement, we provide clinical data and DNA samples and Sequenom provides SNPs and the genetic analysis of our clinical samples. We will jointly own with Sequenom any intellectual property rights arising from any discoveries and will share with Sequenom revenues from the licensing of those discoveries after the reimbursement of some agreed costs. The agreement has an initial term of two years and either of us may terminate the agreement if there is a material breach by the other that is not cured.

         ROSETTA INPHARMATICS. In November 2000, we entered into a discovery partnership with Rosetta Inpharmatics to identify and characterize sets of genes associated with common human diseases. This research will initially focus on the analysis of RNA collected from our clinical populations to identify associations between the most active genes and the risk or presence of common diseases, which will result in tens of thousands of genes being screened over the course of the collaboration. We will fund our contributions and Rosetta Inpharmatics will fund its contributions and we will jointly own any intellectual property arising out of the collaboration with Rosetta Inpharmatics. We intend to commercialize the results of this collaboration by licensing the rights to third parties interested in the development of gene-based therapeutics and diagnostic products.

         GENMAB. In December 2000, we entered into a collaboration with Genmab to develop new antibody therapeutic products. The collaboration will utilize novel disease targets that we discover along with Genmab's fully human antibody technology to create and develop new products. The collaboration will focus on several therapeutic areas, including osteoporosis, cardiovascular disease, diabetes and obesity. We will fund our contributions and Genmab will fund its contributions and we will jointly own intellectual property arising from this collaboration with Genmab.

         In addition to the agreements described above, we have also granted two licenses to use our osteoporosis disease gene COL1A1.

         AFFYMETRIX. In June 1999, we granted a license to Affymetrix to use our patents and patent applications relating to the COL1A1 disease gene for use in probe array diagnostics in exchange for license fees and royalty payments. We have generated revenues of $150,000 to date pursuant to the grant of this license and may receive further license fees of up to $750,000 with potential additional royalty payments. Affymetrix is required to use reasonable efforts to commercialize licensed products; if it does not we may make the license non-exclusive. The license terminates upon the expiration of all of our relevant patents unless we terminate it earlier because of a material breach by Affymetrix that has not been cured.

         AXIS-SHIELD. In March 1999, we granted a license to Axis-Shield to use our patents and patent applications relating to the COL1A1 disease gene for use in commercial assay diagnostics in exchange for a license fee and royalty payments. In December 2000, Axis-Shield launched a new research assay product for osteoporosis using our COL1A1 disease gene, and we agreed to expand their existing license to encompass all remaining unlicensed formats. We have generated revenues of $152,000 to date from the grant of this license and subsequent milestone payments and may receive additional royalty payments. The license terminates upon the expiration of all our relevant patents unless either of us terminates it earlier because of a material breach by the other that has not been cured, the other is insolvent or in liquidation. We may terminate the license if Axis-Shield has not paid any royalties within 90 days of their being due.

         We have also performed gene validation services pursuant to a services agreement we entered into with Kyowa Hakko Kogyo in December 1998 and completed during the year ended March 31, 2000. Under the services agreement, we performed research on a gene provided by Kyowa Hakko Kogyo and generated aggregate revenues of $184,000 pursuant to this agreement.

CLINICAL COLLABORATIONS

         We have entered into clinical collaborations with a number of medical, educational, research and scientific institutions in order to collect the clinical data and genetic and other biological samples we use in our gene discovery program. Although our agreements with our clinical collaborators are each individually negotiated, in general we provide funding for the collection of clinical measurements and genetic and other biological samples, the transfer of these resources to us and in some cases further analysis of these measurements and samples by our collaborators. Our funding is provided either on a per sample or per volunteer basis or is provided on a total project basis with a pre-agreed budget. In all cases, our funding is directed towards the delivery to us of agreed information and samples. For the year ended March 31, 2001, the aggregate cost of our clinical collaborations amounted to approximately $4.1 million. We expect that the expense of our current clinical collaborations will remain relatively stable, but that we will incur additional expenses by entering into further clinical collaborations. In general, we retain exclusive commercial rights to the clinical data and samples obtained for us by our clinical collaborators. Our agreements with our clinical collaborators also specify the research program that will be performed.

         QUEENSLAND INSTITUTE OF MEDICAL RESEARCH. In March 1998, we entered into a joint venture agreement with the Council of the Queensland Institute of Medical Research. Under the agreement, the Queensland Institute grants us an exclusive license to use clinical measurements on approximately 10,000 twin and sibling pairs of human volunteers and genetic and other biological samples and we must make agreed payments and give the results of our genetic analysis of biological samples to the Queensland Institute. We have the right to all intellectual property rights arising from the research, although the Queensland Institute has retained some non-commercial rights and is entitled to specified royalty payments relating to any resulting intellectual property. Either of us may terminate the agreement if there is a material breach by the other that is not cured or in the event the other is insolvent or being liquidated.

         PROGRAM FOR POPULATION STUDIES, SCHOOL OF PUBLIC HEALTH, HARVARD UNIVERSITY. In December 1997, we entered into a sponsored research agreement with the President and Fellows of Harvard College. Under the agreement, Harvard College grants us a non-exclusive license to use clinical samples and measurements from 5,000 sets of twins and we make scheduled payments to Harvard College. Harvard College retains all intellectual property rights arising from its research and we retain all intellectual property rights arising from our research using the data and samples collected (but not using further research on them by Harvard College employees). We also have an exclusive one-year option to negotiate an exclusive worldwide license agreement for any patent obtained by Harvard College from the research. The initial term of the agreement is until December 2001, and either of us may terminate the agreement with notice or if there is a material breach by the other that is not cured or circumstances beyond either of our control preclude the research.

         DIVISION OF MOLECULAR TOXICOLOGY, THE KAROLINSKA INSTITUTE AND HUDDINGE UNIVERSITY HOSPITAL. In June 1999, we entered into a research collaboration agreement with Prof. Leif Bertilsson, Division of Clinical Pharmacology at Karolinska Institutet - Huddinge University Hospital, and Prof. Magnus Ingelman-Sundberg, Division of Molecular Toxicology at Karolinska Institutet. Under the agreement, Karolinska Institutet provides us with clinical data and genetic and other biological samples and we provide funding, the genetic analysis of samples and return of identifiable DNA samples, and the storage and updating of information from human volunteers. Karolinska Institutet retains the right to use the data and samples it provides us for its own research studies. Any intellectual property arising from the research belongs to the party that discovers it. If Karolinska Institutet discovers any intellectual property, we have a right of first offer and a right of first refusal to acquire an exclusive license to the rights from the discovery, although we must successfully negotiate a license agreement within four months of exercising that right or negotiations may be terminated. The initial term of this agreement is for three years, and we may extend this term by two years. Either of us may terminate the agreement if there is a material breach by the other that is not cured.

         DEPARTMENT OF PATHOLOGY AND CYTOLOGY, CENTRAL HOSPITAL. In December 1998, we entered into an agreement with the Department of Pathology and Cytology, Central Hospital in Falun, Sweden. Under the agreement, Central Hospital provides us with clinical data and genetic and other biological samples and we provide the genetic analysis of samples and return of identifiable DNA samples, and the storage and updating of information from human volunteers. Central Hospital retains the right to use the data and samples it provides us for its own research studies. In addition, we train the staff of the Central Hospital in conducting the research and reimburse the Central Hospital for reasonable costs incurred under the agreement. The agreement is for a term of five years.

         DEPARTMENT OF NEUROSCIENCE AND PSYCHIATRY, UNIVERSITY OF UPPSALA. In February 1999, we entered into a research collaboration agreement with the Department of Neuroscience and Psychiatry, University of Uppsala. Under the agreement, the Department of Neuroscience and Psychiatry provides us with clinical data and genetic and other biological samples and we provide funding, the genetic analysis of samples and return of identifiable DNA samples, and the storage and updating of information from human volunteers. The Department of

Neuroscience and Psychiatry retains the right to use the data and samples it provides for its own research. We have the right to all intellectual property arising from the research program. We also have the right of first refusal to license any intellectual property arising from the Department of Neuroscience and Psychiatry's internal research on identifiable DNA samples returned by us, although we must successfully negotiate a license agreement within six months of exercising that right or negotiations may be terminated. The agreement has a term of three years, which we may extend for an additional two years. Either of us may terminate the agreement if there is a material breach by the other that is not cured and the agreement will terminate immediately if a court declares us bankrupt.

         DEPARTMENT OF GERIATRICS, UNIVERSITY OF UPPSALA. In December 1996, we entered into a research collaboration agreement with the Uppsala Hypertension Genomic Research Program under the supervision of Dr. Hans Lithell. Under the agreement, the Uppsala Hypertension Genomic Research Program grants us a non-exclusive license to use specified clinical data and genetic and other biological samples and we provide funding, the genetic analysis of samples and the storage and updating of information from human volunteers. We have the right of first refusal to license all intellectual property rights arising from the research program, although we must successfully negotiate a license agreement within six months of exercising that right or negotiations may be terminated. The agreement has a term of five years.

         TWIN RESEARCH UNIT, ST. THOMAS' HOSPITAL. In March 1996, we entered into a license agreement with Dr. Timothy Spector, Twin Research Unit, St. Thomas' Hospital. Under the agreement, Dr. Spector has granted us an exclusive worldwide license to use specified clinical data and genetic and other biological samples that Dr. Spector has obtained from twin volunteers for commercial purposes in exchange for agreed payments. We may utilize clinical and other information and data collected by Dr. Spector that was funded by grants from the Wellcome Trust to the extent they have been published or are lawfully in the public domain even though this data and information is excluded from the license between Dr. Spector and us. Dr. Spector has rights to use any materials licensed to us for non-commercial purposes incidental to medical practice and science. We have the right to undertake research on the samples and data collected and to retain and commercialize this research. The agreement continues unless terminated by either of us if there is a material breach by the other that is not cured. From January 1998, we entered into sequential annual collaborative agreements with the Twin Research Unit, St. Thomas' Hospital under which the Twin Research Unit provides us with clinical data and genetic and other biological samples from human volunteers and we must make agreed payments of a fee for each human volunteer. The current annual agreement expires on July 31, 2001.

         INSTITUTE OF BONE AND JOINT RESEARCH, ROYAL NORTH SHORE HOSPITAL. We extended an initial agreement of December 1997 in January 2000, when we entered into a collaboration and license agreement with the Institute of Bone and Joint Research and a related service level agreement with Prof. Philip Sambrook. Under the agreements, the Institute of Bone and Joint Research has granted us an exclusive worldwide license to use clinical data and genetic and other biological samples it has collected from twin volunteers in return for our payment of agreed fees and provision of advice and information. We acquire all intellectual property rights in any inventions and information arising from the study, although Prof. Sambrook has retained some rights to use any materials licensed to us for non-commercial research. The collaboration and license agreement has an initial term of two years, which we may extend annually by prior notice, unless either of us terminates it if there is a material breach by the other that is not cured or in the event the other is insolvent or stops paying its debts.

         FREE UNIVERSITY, AMSTERDAM. In February 2001, we entered into a research collaboration agreement with the Free University of Amsterdam. Under the agreement, we have rights to examine and commercialize discoveries arising from data and DNA samples collected over the last ten years from the Free University of Amsterdam, in relation to anxiety and depression.

INTELLECTUAL PROPERTY

         We regard our intellectual property as vital to the success of our business. To protect our rights in this area, we rely on a combination of patents, confidentiality agreements with our employees, collaborators and others, and restricted physical access to our clinical data and technology platforms, which we maintain as trade secrets.

         A growing number of companies, research and academic institutions, government and government-sponsored entities and other organizations are attempting to identify and patent genes and gene fragments. Patent applications that claim these discoveries must provide sufficient information regarding the uses of the gene or gene fragments to satisfy the utility or industrial applicability requirements of patent law. Because our discoveries are based on the discovery of disease genes and gene fragments, we believe that our patent applications satisfy the utility or industrial applicability requirements of most jurisdictions.

         As the result of our discoveries of associations between genes and clinical measurements that relate to disease risk or the disease itself, we have filed, and will file, patents for the following claims:

         - kits, reagents and articles of manufacture used in the diagnosis of predisposition to disease through testing for the presence of a gene;

         - kits, reagents and articles of manufacture used in the diagnosis of a disease through testing for the presence of one or more SNPs at specified positions within a gene; and

         - a database of risk trait information and methods of using the database to identify a correlation between risk traits and genetic information.

         Where there is evidence to support a patent claim, we will also patent the diagnosis of a response to, or the side effects from, a drug used to treat the disease by identifying the gene affected. We have also filed patent applications relating to research tools that we have discovered.

         We have currently filed 48 patent applications worldwide based on our discoveries. Our patent applications have resulted in six granted patents in the United States, two granted patents in Australia and three granted patents in New Zealand. All of our patents have a term of 20 years from the date of filing the patent application. Our granted patents will all expire in 2017. Our patents are:

         -        Diagnosis of predisposition to osteoporosis (U.S. Patent No.
                  5,922,542; Australian Letters Patent No. 718326; New Zealand Letters Patent No. 331489): claims methods, polymer chain reaction primers and kits for use of a particular variation in the Type 1 collagen to diagnose osteoporosis. The University of Aberdeen conducted the research on which these patents are based and is entitled to 50% of the net profits on commercialization of the patents. We are also awaiting patent grants in other countries.

         -        Detection of polymorphisms in the TGF-(beta)1 promoter (U.S.
                  Patent No. 5,998,137; Australian Letters Patent No. 723751): claims methods, polymer chain reaction primers and kits for diagnosing and identifying a number of variations in a gene which control blood levels of the TGF-(beta)1 protein and predict increased disposition or susceptibility to osteoporosis, atherosclerosis, cancer and immune disorders. These patents also cover the use of the particular gene variation and selection of drugs that have their effect through acting on that gene. We are awaiting patent grants in other countries.

         -        Vitamin D receptor gene polymorphisms and osteoarthritis (U.S.
                  Patent No. 5,939,260; New Zealand Letters Patent No. 332365): claims the use of a particular variation in the vitamin D receptor gene as a predictor of osteoarthritis with diagnostic potential in selecting "at risk" groups for therapy. We are awaiting patent grants in other countries.

         - Diagnostic method and apparatus based on polymorphism in an IL-6 gene (U.S. Patent No. 6,066,450; New Zealand Letters Patent No. 332702): claims methods for identifying predisposition to osteoporosis based on variations in the Interleukin-6 (IL-6) gene and their relationship to bone mineral density, the main risk factor for osteoporotic fracture. The patent also claims therapeutic applications of the invention. This patent was based on research from the University of Aberdeen, which is entitled to 50% of the net profits on commercialization. We are awaiting patent grants in other countries.

         - U.S. Patent No. 6,156,510 claims methods for diagnosing hypertension and for identifying predisposition to hypertension based on the presence or absence in the glucocorticoid receptor gene of a microsatellite. Microsatellites are repeat sequences of DNA that are used as markers on the genome. The patent also claims methods for treating hypertension based on the microsatellite.

         - U.S. Patent No. 6,218,524 claims reagents for detecting polymorphisms in the microsomal triglyceride transfer protein which are correlated with levels of low density lipoprotein, an undesirable type of cholesterol. This patent's reagents can be used as the basis for developing a diagnostic kit that would allow physicians to identify patients with a predisposition to elevated levels of this type of cholesterol and related cardiovascular disease.

         We have other patent applications pending in the United States, Europe and other jurisdictions that cover:

         -        associations between other genes and common diseases;


                                      -34

         - a method of determining one or more variations in a gene that encodes a protein and how this may effect a drug treatment; and

         -        methods for the determination of gene variations.

         We also rely upon trade secret protection for our confidential and proprietary information. We believe we have developed proprietary technology for use in gene discovery, including proprietary software for the capture, storage and analysis of DNA, protein and clinical information and integrated bioinformatic systems. In addition, we have developed databases of proprietary clinical and biological information that are updated on an ongoing basis. We have taken measures to secure and protect this data. Although we require employees, academic and clinical collaborators and consultants to enter into confidentiality agreements, our proprietary information could be disclosed or others could develop substantially equivalent proprietary information and techniques and we might not be able to meaningfully protect our trade secrets.

         Our academic and clinical collaborators have certain rights to publish data and information in which we have rights. We believe that the limitations on publication of data developed by our clinical collaborators contained in our agreements with them will be sufficient to permit us to apply for patent protection.

COMPETITION

         The genomics industry is relatively new and the potential rewards it offers have generated substantial interest. To capture these potential rewards, many entities have entered the genomics industry. Although we believe that our clinical resources are among the most comprehensive across the broadest range of disease areas, we currently compete with a number of companies performing similar activities in more targeted areas.

         A number of companies are involved in discovering genes using human populations, which is similar to our approach. These companies include deCode Genetics, Genset, Myriad Genetics, Millennium Pharmaceuticals and Oxagen. Some of these companies collect data from siblings or large families affected with disease, including families affected with rare forms of genetic disease or families from geographically isolated populations, which typically require replication in general population samples. A number of companies, such as Celera Genomics, CuraGen, Human Genome Sciences, Incyte Pharmaceuticals and Millennium Pharmaceuticals, are involved in discovering genes using gene sequencing technologies and equipment and other technologies. We believe our clinical focus and clinical resources will enable us to effectively compete in our market and that many of our competitors' approaches are complementary to our own. Accordingly, we view many of our competitors also as potential collaborators and customers.

GOVERNMENT REGULATION

         Government regulation in the United States, the European Union and other countries significantly affects the collection and use of the DNA samples used in our research programs as well as in the development and commercialization by our customers of drugs and diagnostics based on our gene discoveries.

         We obtain DNA samples through our clinical collaborators and from our Canadian subsidiary. The collection of genetic samples and genetic testing has already raised concerns regarding confidentiality and the appropriate uses of the resulting information. For these reasons, governmental authorities may decide to restrict or regulate the use of genetic information or prohibit testing for a genetic predisposition to certain conditions, particularly for those that have no known cure. The programs of our clinical collaborators and our Canadian subsidiary are subject to the review of procedures by the ethics committees of the institutions associated with these collaborators. These ethics committees are typically subject to national or local regulations. In general, these regulations follow International Committee on Harmonization guidelines for good clinical practice regarding the conduct of clinical research programs and require (1) informing the volunteers in those programs of the risks of the procedures to be performed as part of the program; and
(2) obtaining consent to participate in the program from all volunteers.

         The relevant ethics committees approve the protocols and other operating procedures to be followed in the programs and require the volunteers' consent to the intended use of the samples and the protection of the individual identities of the volunteers. Our ability to continue to collect samples and data, therefore, depends on our clinical collaborators' and our Canadian subsidiary's ability to continue obtaining ethics committee approvals.

         Our ultimate commercial success will depend on the ability of our customers to successfully develop and market products based on our discoveries. Our customers will require the approval of the U.S. Food and Drug Administration and similar regulatory authorities in other countries to manufacture and market in those countries any drugs and diagnostics they develop based on our discoveries. The United States, most European countries and other countries impose high standards of review by their regulatory authorities before drugs or diagnostics are approved for use. The regulatory authorities typically require evidence of the product's safety and usefulness from pre-clinical and clinical studies showing the effects and side effects of the product before they will grant approval. This process typically takes a number of years depending on the type, complexity and novelty of the product. These authorities also typically demand ongoing oversight of the product for safety and usefulness after it has been approved and is marketed. In addition, the United States and most European countries have strict regulations which control the testing, manufacturing, labeling, marketing, supplying, and selling of drugs and diagnostics.

ORGANIZATIONAL STRUCTURE

         We are the parent company of four operating subsidiaries, all of which we wholly own. Our operating subsidiaries and their respective countries of incorporation are: (1) Gemini Genomics (UK) Limited (England);
(2) Gemini Genomics AB (Sweden); (3) Gemini Genomics Inc. (the United States) and (4) Newfound Genomics Inc. (Canada).

PROPERTY, PLANTS AND EQUIPMENT

         We currently lease a facility of approximately 19,600 square feet in Boston, Massachusetts, for our North American headquarters. This facility also serves as the base of our business development and investor relations activities. The lease expires in December 2010. We also lease approximately 12,600 square feet in two premises in Cambridge, England, for use as our U.K. headquarters and as the base of our clinical analysis, research and development and support activities. The space is held under two leases that expire in December 2002 and June 2010. Additionally, we lease approximately 20,300 square feet of mixed laboratory and office space in Uppsala, Sweden, primarily to support our gene research and gene validation activities. The space is held under four leases that expire in September 2002. To cope with our anticipated increasing space requirement, we have entered into an agreement to enter a new lease for 35,600 square feet of premises being constructed in Cambridge, England with effect from May 2002. This lease will expire in May 2022, and we anticipate vacating our existing 12,600 square feet of space in Cambridge, England, on possession of the newly-constructed premises. We own freehold premises of 5,850 square feet in St. John's, Newfoundland, of mixed laboratory and office space to support clinical collection in the province.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

         We are a clinical genomics company that identifies relationships between human genes and common human diseases. Since commencing operations in 1995, we have focused on creating and developing our clinical information and genetic sample resources together with our bioinformatics, information technology and laboratory capabilities.

         We are a development stage company. Since inception, we have incurred significant losses and, as of March 31, 2001, we had an accumulated deficit of $51.4 million. As we continue to develop our business, we anticipate that we will incur additional losses. We also expect that the cash required to support our operating activities will continue to increase as we expand our clinical resources and acquire further complementary technologies.

         Since inception, we have received modest amounts of revenues, comprising royalty and milestone payments from the licensing of our first disease gene patent for use in diagnostic applications, fees in relation to agreements with CuraGen and service fees from a gene validation program. We expect that we will derive our future revenues primarily from the licensing of disease gene and protein discoveries for drug discovery and diagnostic applications and, to a lesser extent, from the provision of gene validation services. We expect to generate greater revenues from licensing our discoveries to pharmaceutical companies for drug development programs than from licensing for diagnostic applications. When licensing a gene or protein discovery, we expect that we will receive milestone payments and product royalties. Milestone payments are typically paid over five to seven years upon the occurrence of specific events, or milestones, as our product is used in the drug discovery or diagnostics process. These payments are dependent upon the success of the development program. Accordingly, we intend to ensure that rights to development revert to us if a development program does not proceed on the agreed timetable. Product royalties would typically give us a percent of the revenues derived from the sales of products using our discoveries and often specify minimum annual payments. We do not anticipate significant future revenues from the provision of gene validation services.

         We have entered into a number of clinical collaborations with academic and other institutions to acquire the commercial rights to gene discoveries arising from the clinical data and samples they collect. We have also sought to capitalize on our expanding data resources and bioinformatics and other technological capabilities by entering into collaborations with providers of complementary technologies in order to discover disease genes more rapidly. For example, we have established technology alliances with Celera Genomics (a division of Applera Corporation), Qiagen Genomics, Large Scale Proteomics, CuraGen, Sequenom, Rosetta Inpharmatics and Genmab.

         In December 1999, we acquired Eurona Medical AB, a Swedish genomics company. We paid $4.9 million for Eurona, in the form of 1,820,180 newly issued preferred ordinary shares, $19,000 in cash, and $186,000 in direct costs relating to the acquisition. We have successfully restructured Eurona to focus on gene discovery and have fully integrated it with our operations. As a result of this acquisition, we significantly expanded our access to clinical and genetic resources which enables us to conduct our gene discovery process more rapidly. In addition we streamlined our combined operations and reduced our total number of employees, significantly reducing our overall operating expenses, and therefore, our cash requirements. Following the Eurona acquisition, our existing shareholders provided us with $11.1 million in cash by subscribing for new preferred ordinary shares in a rights offering.

         In June 2000, we incorporated Newfound Genomics in Newfoundland, Canada, now a wholly-owned subsidiary. In collaboration with local parties, we established a local facility and commenced clinical and genetic data collection from the geographically isolated population in Newfoundland, where there tend to be very large families with well-defined family origins and with higher than normal incidences of a number of diseases.

         In July 2000, we completed an initial public offering of our ordinary shares, in the form of ADSs, and in August 2000, our underwriters exercised their option to purchase additional shares to cover over-allotments in connection with the initial public offering. In total, we received net proceeds of approximately $86.2 million from the sale of 13,800,000 ordinary shares. Since inception, we have raised $127.1 million of equity from our shareholders, net of expenses.

         We expect our costs to increase as we continue to grow. A significant portion of our historical cost has been related to our clinical collaborators, and we expect this to continue. We pay our clinical collaborators for recruitment of volunteers, performance of clinical measurements, collection and storage of clinical samples and certain analysis of the clinical data. We record the costs of our clinical collaborations as research and development costs. We expect that an increasing proportion of our costs will reflect our investment in new technologies to analyze our growing data resources and to increase the speed of our gene discovery process. We also expect to incur charges relating to the future exercise of warrants and share options, which we are currently unable to quantify. In the year ended March 31, 2001, we incurred $1.9 million of share option based compensation charges and as of March 31, 2001 had a deferred compensation balance of $1.5 million. Amortization of this balance will be approximately $1.5 million for the year ending March 31, 2002, and there will be no amortization for this balance in the year ended March 31, 2003.

         We have a limited history of operations, and we anticipate that our quarterly results of operations will fluctuate for the foreseeable future due to several factors, including the timing and extent to which we secure further commercial relationships and the timing and extent of our research and development efforts. Our limited operating history and the fast pace of developments in the genomics sector make it difficult for us to accurately predict our future operations.

OPERATING RESULTS

YEAR ENDED MARCH 31, 2001 COMPARED TO THE YEAR ENDED MARCH 31,2000

         REVENUES. Revenues increased by $1,415,000 to $1,579,000 in the year ended March 31, 2001 from $164,000 in the year ended March 31, 2000. The increase in revenue resulted primarily from payments received under two non-exclusive agreements with CuraGen, which commenced during the year ended March 31, 2001.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $3.1 million to $13.0 million in the year ended March 31, 2001 from $9.9 million in the year ended March 31, 2000. These expenses primarily relate to our clinical collaborators and, to a lesser extent, salaries for research and development personnel, external scientific advisors and laboratory costs. The increase in spending primarily reflects an increase in the number of research personnel as well as our accelerated clinical and research efforts in a number of gene and target discovery activities.

         MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses increased by $4.1 million to $9.4 million in the year ended March 31, 2001 from $5.3 million in the year ended March 31, 2000. These expenses consisted primarily of employment and facilities costs and other expenses incurred by our business development, information technology, finance and various support functions. The increase reflects investment in business development and intellectual property management activities and our increased infrastructure resulting from the expansion of our business. We refurbished and opened our new U.S. headquarters during the year ended March 31, 2001.

         INTEREST EXPENSE (NET). Net interest income increased by $3,379,000 to $3,364,000 in the year ended March 31, 2001 from a net interest expense of $15,000 in the year ended March 31, 2000. Interest income increased by $3,363,000 to $3,841,000 in the year ended March 31, 2000 from $478,000 in the year ended March 31, 2000 due to higher balances of interest bearing cash deposits. Interest payable decreased by $16,000 to $477,000 in the year ended March 31, 2001 from $493,000 in the year ended March 31, 2000 due to changes in our capital lease obligations.

         FOREIGN CURRENCY GAIN. Foreign currency gain increased by $4.5 million to $4.5 million in the year ended March 31, 2001. We had no foreign currency gain or loss in the year ended March 31, 2000. This $4.5 million gain arose from the difference between translating our U.S. dollar cash proceeds from our initial public offering into British pounds, our functional currency, at receipt and translating the remaining U.S. dollar donominated cash balances into British pounds at March 31, 2001.

         TAXES. Our taxation credit increased by $880,000 to $880,000 in the year ended March 31, 2001. We had no taxation credit in the year ended March 31, 2000. This $880,000 increase arose from a change in U.K. corporation tax law with effect from April 1, 2000 allowing companies engaged in research and development and which meet certain criteria to surrender ongoing corporation tax losses in return for a cash refund of employee and payroll taxes.

YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999

         REVENUES. Revenues decreased by $34,000 to $164,000 in the year ended March 31, 2000 from $198,000 in the year ended March 31, 1999. This decrease related both to the completion of a gene validation program during the year and reflects the fact that revenues were received for a lesser amount of work than in the previous year.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $0.5 million to $9.9 million in the year ended March 31, 2000 from $9.4 million in the year ended March 31, 1999. These expenses primarily relate to our clinical collaborators and, to a lesser extent, salaries for research and development personnel, external scientific advisors and laboratory costs. The increase reflected costs of $0.5 million incurred in order to streamline the analysis of genetic samples taken from volunteers in China by establishing a gene analysis center at the Anhui Meizhong Institute of Biomedical Sciences and Environmental Health.

         MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses increased by $3.8 million to $5.3 million in the year ended March 31, 2000 from $1.5 million in the year ended March 31, 1999. These expenses consisted primarily of employment and facilities costs and other expenses incurred by our business development, information technology, finance and various support functions. This increase included $2.2 million of additional costs relating to our increased sales and marketing activities, which primarily consisted of additional personnel, travel and material costs incurred in business development and administrative functions. Also included in the increase is a $1.3 million charge relating to the issuance of 500,000 preferred ordinary shares under agreements reached in the period with a number of ex-employees and approximately $0.3 million related to share option compensation.

         INTEREST EXPENSE (NET). Net interest expense decreased by $36,000 to $15,000 in the year ended March 31, 2000 from $51,000 in the year ended March 31, 1999. Interest income increased by $209,000 to $478,000 in the year ended March 31, 2000 from $269,000 in the year ended March 31, 1999 due to higher balances of interest bearing cash deposits. Interest payable increased by $173,000 to $493,000 in the year ended March 31, 2000 from $320,000 in the year ended March 31, 1999 due to increased capital lease obligations and the inclusion of a charge relating to the issuance of warrants to a debt provider.

         TAXES. We had no taxation charge or credit in either of the years ended March 31, 2000 or 1999.

IMPACT OF INFLATION

         The impact of inflation and changing prices on our operations was not significant during the periods presented.

FOREIGN CURRENCY RATE FLUCTUATIONS

         The functional currency of our operating subsidiaries are British pounds, U.S. dollars, Swedish kronor and Canadian dollars. In accordance with SFAS No. 52, Foreign Currency Translation, we translate other currencies to British pounds for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts at the average exchange rate during the period. The effects of translation are recorded as a separate component of shareholders' equity. We translate our consolidated financial statements from British pounds, our functional currency, to U.S. dollars, for reporting purposes. Fluctuations in the rate of exchange of the British pound relative to the U.S. dollar will affect period-to-period comparisons of our reported results.

         During the year ended March 31, 2001, our foreign currency gains amounted to $4.5 million. No gains or losses were recorded during prior years. Our foreign currency gain arose from the foreign currency effects of translating the funds received from our initial public offering in U.S. dollars into British pounds, our functional currency.

         We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, either with respect to any individual transactions or in general.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments. This statement changes the previous definition of derivative, which focused on freestanding contracts such as options and forwards, including futures and swaps, expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations in future accounting periods.

LIQUIDITY AND CAPITAL RESOURCES

         We have financed our operations since inception primarily through the private placement of equity securities. Since inception, we have raised $127.1 million of equity from our shareholders, net of issuance costs. In addition, we have entered into a number of capital lease agreements totaling $8.7 million to finance the acquisition of our scientific and computer equipment. As of March 31, 2001, we have made capital repayments on these leases totaling $4.9 million.

         As of March 31, 2001 we had cash and cash equivalents of $79.6 million compared to cash and cash equivalents of $13.4 million at March 31, 2000. This increase reflects receipt of the net offering proceeds from the initial public offering of our ordinary shares, in the form of ADSs, in July 2000. As of March 31, 2000, we had cash and cash equivalents of $13.4 million compared to cash and cash equivalents of $12.2 million at March 31, 1999. This increase reflects receipts of the proceeds from our equity financing completed in March 1999 and December 1999. Our funds are invested in U.S. dollars and British pounds, in liquidity funds and short-term deposits, with periods varying from one day to one year, with a variety of institutions.

         We expect our cash and cash equivalents, together with our operational and interest income earned, to be sufficient to fund our operations for at least the next 12 months. The adequacy of our available funds will depend on many factors, including scientific progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with commercial partners or from other sources.

         In February 2000, we established a $5.0 million line of credit for capital equipment financings with Hewlett Packard International Bank. We have drawn a total of $1.3 million against this line of credit. Interest is repayable quarterly at 11.0% per annum over the four- year period of the lease, which has a capital repayment holiday for the first 18 month period. We have no commitments for any additional financings. In connection with entering into this line of credit, we have granted Hewlett Packard International Bank warrants to purchase 40,000 ordinary shares and have agreed to grant them additional warrants to purchase up to 80,000 additional ordinary shares in the event that we draw further against this line of credit. Hewlett Packard International Bank has until February 21, 2003 to exercise its outstanding warrants and may do so by providing us with notice of its intention to exercise the warrants as well as by paying an exercise price of (pound)0.05 ($0.07) per ordinary share. Any excess of the market value over the exercise price of the ordinary shares will have an adverse impact on our statement of operations. In February 2001, we undertook a sale and leaseback transaction with Investec. We sold scientific and information technology equipment we recently acquired for $0.7 million and have entered into a three-year lease arrangement. No gain or loss was recognized on this transaction. Repayments are quarterly and interest is payable at 9.8% per annum.

         Our capital expenditures totaled $1.1 million, $0.7 million and $2.3 million, in the years ended March 31, 1999, 2000 and 2001, respectively. In each period these expenditures consisted principally of the purchase of laboratory equipment, information technology and refurbishing our premises.

         In the year ended March 31, 2001, we signed a ten-year operating lease for approximately 19,600 square feet of office space in Boston, Massachusetts at a cost of $648,000 per year. We have approval from the landlords to sublet half of this space. The landlords required a stand-by letter of credit amounting to $1,127,000 to secure the lease. This letter of credit is supported by a charge over an equivalent amount held in an interest-bearing bank account shown as restricted cash in our consolidated balance sheet.

         As of March 31, 2001 we were still completing the refurbishment of our freehold premises in Newfoundland, Canada. We expect the refurbishment to be completed by June 2001, at a total cost of around $0.2 million, which we expect to finance from our existing cash resources.

TREND INFORMATION

         Our total expenses increased by $7.9 million to $23.5 million in the year ended March 31, 2001 from $15.6 million in the year ended March 31, 2000. This increase arose from accelerated activity in our research programs and costs associated with building our business development and support functions, which have both occurred following our initial public offering in July 2000. We expect this trend of increasing activity to continue in the current fiscal year and, together with the full-year effect of the expenditure related to the enlarged organization, to cause a further increase in our level of total expenses.

         In the continuing absence of significant revenues, there will be an increase in our loss from operations and a decrease in our current level of cash resources.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

         The following table provides information regarding our directors and executive officers as of March 31, 2001:



NAME                             AGE    POSITION
------------------------------   ---    ----------------------------------------
Michael Fitzgerald............    43    Non-Executive Chairman of the Board of
                                        Directors(1)
Paul Kelly....................    41    Executive Director, President and Chief
                                        Executive Officer
Sir Walter Bodmer.............    65    Non-Executive Director(2)
Jeremy Ingall.................    40    Non-Executive Director(1)
Roberto Rosenkranz............    51    Non-Executive Director(1)(2)
Rosalind Bergemann............    35    Executive Vice President, Global Human
                                        Resources
Howard Christley..............    43    Executive Vice President, Medical
Roger Dickinson...............    48    Executive Vice President, Legal and
                                        Corporate Affairs
Patrick Kleyn.................    35    Executive Vice President, Science
Tony Ratcliffe................    37    Executive Vice President, Finance
Zahed Subhan..................    43    Executive Vice President, Business
                                        Development
M.C. Sullivan.................    50    Executive Vice President, Corporate
                                        Communications and Bioethics

---------------------
(1)   Member of the remuneration committee.
(2)   Member of the audit committee.

MICHAEL FITZGERALD, LL.B., LL.M., CO-FOUNDER AND NON-EXECUTIVE CHAIRMAN. Mr. Fitzgerald, qualified as a barrister in England in 1979 and since then has specialized in the provision of international banking and corporate legal services to clients in Australia, the United States and the United Kingdom. He spent seven years acting as an in-house banking counsel, including a four-year period as special projects counsel, with the Hongkong Bank of Australia Limited in Sydney, Australia. Since 1987, he has acted as a consultant to and director of a number of public and private companies. He is admitted as a barrister and solicitor in Victoria and a solicitor in New South Wales.

PAUL KELLY, M.B.B.S., M.D., FRACP, CO-FOUNDER, EXECUTIVE DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER. Dr. Kelly is one of our co-founders and has served as our Chief Executive Officer since January 1997. He originally trained in medicine at the University of New South Wales, Sydney, Australia, where he received his Bachelor of Medicine and Bachelor of Surgery degrees in 1983. He then trained as a physician, specializing in endocrinology, at St. Vincent's Hospital, Sydney, and received his Fellowship of the Royal Australasian College of Physicians in 1990. He was awarded a Doctorate in Medicine from the University of New South Wales in 1990, with his thesis on the genetics of osteoporosis. He has held academic positions at the Faculty of Medicine of the University of New South Wales and has published over 90 scientific papers and has contributed to a number of books and other publications, particularly in the genetic epidemiology of osteoporosis, obesity and insulin resistance syndrome. He is the co-inventor of a patent relating to vitamin-D receptor alleles and osteoporosis susceptibility.

SIR WALTER BODMER, PH.D., FRCPATH, FRS, NON-EXECUTIVE DIRECTOR. Sir Walter Bodmer currently serves as the Principal of Hertford College, Oxford. He has served as Director General of the Imperial Cancer Research Fund, President of the Human Genome organization and

President of the British Association for the Advancement of Science and of the Royal Statistical Society.

JEREMY INGALL, NON-EXECUTIVE DIRECTOR. Mr. Ingall studied finance, accounting and economics at the University of New South Wales and has seventeen years experience in investment banking and venture capital. He was formerly the Managing Director of Flinders Capital Limited, a private investment banking firm based in Australia engaged in investing in and advising emerging growth companies. Previously, Mr. Ingall was a director and senior executive of several investment banking firms, including the Hongkong Bank of Australia. He is currently a director of a number of private and public companies.

ROBERTO ROSENKRANZ, A.B., PH.D., M.B.A., NON-EXECUTIVE DIRECTOR. Dr. Rosenkranz, who has 18 years of experience in the pharmaceutical sector, is currently the President and Chief Executive Officer of Roxro Ventures LLC, Menlo Park, California, a pharmaceutical and biopharmaceutical consulting group. Dr. Rosenkranz had a dual career at Syntex Corporation in science and business, holding positions in pharmacology, new product development, sales, marketing and business development. Following the acquisition of Syntex by Hoffman La Roche, he was Director of Business Operations for Roche laboratories. Most recently he was President and Chief Operating Officer of Scios Inc. Dr. Rosenkranz holds a Ph.D. in Pharmacology and Toxicology, has extensive experience in academic research and has held a number of special scientific and business appointments. He has published over 70 scientific papers and holds six patents.

ROSALIND BERGEMANN, FRSA, BSOCSC, M.B.A., M.PSY., PH.D., EXECUTIVE VICE PRESIDENT, GLOBAL HUMAN RESOURCES. Dr. Bergemann started her career in administration and finance, but decided to specialize in human resources within the health care industry in 1989. In 1992 she was appointed as Consulting Director within Health Care Services Management, an international management consultancy, advising on human resources and strategy to health care and clinical research organizations in Europe, North America, Canada, Australasia and Africa. Dr. Bergemann returned to the United Kingdom to take up the position of Head of Group Reward & Benefits Strategy for the Thomas Cook Group, before joining Gemini Genomics in December 2000.

HOWARD CHRISTLEY, M.A., M.B.B.S., FFPM(RCP(UK)), DIP. PHARM. MED., EXECUTIVE VICE PRESIDENT, MEDICAL. Dr. Christley trained in medicine at Cambridge University and at Guy's Hospital, London. Following an internship in pathology he moved into the pharmaceutical industry and has held positions in clinical research in Europe and in the United States, at Marion Merrell Dow, Warner Lambert, Syntex/Roche and Novartis. Whilst at Novartis Pharma, Switzerland, he had overall worldwide responsibility for clinical research operations and the management of internal and external clinical monitoring staff. He was instrumental in establishing clinical trial set up and monitoring processes that maximized clinical data quality, maximized recruitment speed and optimized study costs within the newly merged Novartis company.

ROGER DICKINSON, LL.B., M.B.L., EXECUTIVE VICE PRESIDENT, LEGAL AND CORPORATE AFFAIRS. Mr. Dickinson is a lawyer with 20 years experience in commercial and intellectual property law, starting his career with the British Technology Group. As Group Company Secretary of Domino Printing Sciences and Anglian Water he has also had responsibility for various general management functions. He was involved in taking Domino through an initial public offering and its subsequent expansion around the world.

PATRICK KLEYN, PH.D., EXECUTIVE VICE PRESIDENT, SCIENCE. Dr. Kleyn joined Gemini from Millennium Pharmaceuticals. Dr. Kleyn spent five years at Millennium, initially as the first positional cloning scientist and Project Leader responsible for the positional cloning of the obesity gene, "tubby". Dr. Kleyn's subsequent roles at Millennium included Director of Positional Cloning and Technology Development and later Director of Genomics at Millennium Predictive Medicine, Millennium's diagnostics and pharmacogenomics subsidiary. Dr. Kleyn's 13 years of experience in the fields of human genetics and genomics includes a Ph.D. in Human Genetics from the University College London and postdoctoral work in Dr. Conrad Gilliam's laboratory at Columbia University, New York. Dr. Kleyn received his B.A. and M.A. from Cambridge University, England.

TONY RATCLIFFE, B.SC., A.C.A., M.B.A., EXECUTIVE VICE PRESIDENT, FINANCE. After qualifying as a Chartered Accountant with KPMG, Mr. Ratcliffe held various senior financial management positions within the biotechnology sector. With the Agricultural Genetics Company, then Celsis International and most recently working directly with Dr. Chris Evans OBE, a European biotechnology entrepreneur, he has gained significant experience within rapidly growing global companies, both private and public. He has an M.B.A. from Heriot-Watt University, Edinburgh.

ZAHED SUBHAN, PH.D., LL.B., M.B.A., EXECUTIVE VICE PRESIDENT, BUSINESS DEVELOPMENT. Dr. Subhan has previously held senior research, marketing and business development positions at Sanofi, Glaxo Wellcome and DuPont Merck. At DuPont Merck, Dr. Subhan was Director of Marketing and Business Development. His biopharmaceutical company experience includes the publicly traded U.S. drug delivery specialist company, Penwest Pharmaceuticals. Dr. Subhan holds a Ph.D. in Neuropharmacology and postgraduate degrees in Business Administration and Law. In his various business development and licensing related positions, Dr. Subhan has been responsible for entering into cooperative agreements with several major pharmaceutical and biopharmaceutical companies, including SmithKline Beecham, Lundbeck, Biovail, Merck and Zeneca.

M.C. SULLIVAN, RN, M.T.S., J.D., EXECUTIVE VICE PRESIDENT, CORPORATE COMMUNICATIONS AND BIOETHICS. Ms. Sullivan most recently served as the Executive Vice President of Midwest Bioethics Center, a private consulting and educational agency specializing in health care ethics and law to health care professionals and institutions and has been Associate Dean at the University of Southern Europe in Monaco. Ms. Sullivan holds a Juris Doctor degree from the Massachusetts School of Law, as well as a Master of Theological Studies degree in ethics from Harvard University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The aggregate compensation we paid (including benefits in kind and pension contributions), to all of our directors and executive officers (twelve persons), as a group, for services in all capacities for the year ended March 31, 2001 totaled $1,577,000. In addition, during the year ended March 31, 2001, we granted to all of our directors and executive officers options to purchase a total of 2,978,046 ordinary shares in aggregate, at an average exercise price of $5.92 per share.

         We operate a defined contribution group personal pension scheme for substantially all of our employees in the United Kingdom, contribute to a state scheme and a defined contribution scheme for our employees in Sweden and operate a 401(k) pension plan for substantially all of our employees in the United States. In the year ended March 31, 2001, we made pension contributions totaling $47,000 in relation to our directors and executive officers.

LIMITATION ON LIABILITY AND INDEMNIFICATION

         Section 310(1) of the Companies Act 1985 prohibits a company from exempting or indemnifying its officers (including directors) and auditors against liability for acts of negligence, default, breach of duty or breach of trust in relation to the company of which by virtue of the rule of law they may be guilty. However, as permitted under English law, our articles of association provide that we shall indemnify every director or other officer and the auditors out of our assets against any liability incurred by him in defending any proceedings (civil or criminal) in which the court or other deciding body:

         -        grants judgment in his favor;

         -        acquits him;

         - disposes of the proceedings without any finding or admission of any material guilt or breach of duty or breach of trust on his part; or

         -        grants him relief.

         We also have a policy of directors' and officers' liability insurance that insures directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

OUR BOARD OF DIRECTORS

         Under our articles of association, we may have no fewer than two directors but have no limit to the maximum number of directors. Our board currently consists of five directors, including three independent non-executive directors and one affiliated non-executive director. Our directors serve until they resign or are removed. There is no term limit for our directors nor must our directors mandatorily retire due to age.

EMPLOYMENT AND SERVICES AGREEMENTS

         We have entered into employment agreements with our executive director and each of our executive officers and service agreements with each of our non-executive directors. The employment agreements with our executive director and officers provide, among other things, that they will provide their services to us on a full time basis. These employment agreements contain non-compete provisions that restrict them from being involved in, for the period of their employment and for twelve months after, any business that competes against us. Each of these employment agreements also contains an express obligation to maintain confidentiality in respect of our technological and commercial secrets. We may terminate these employment agreements, as may our executive director and executive officers, by providing the specified notice that ranges from three to 18 months. Unless we terminate the employment of our executive director or executive officers without providing the specified notice, none of our employment agreements provide for compensation payable upon early termination. Our service agreements with our non-executive directors contain confidentiality provisions. Our service agreement with Michael Fitzgerald has a fixed term until October 2002 and may be terminated with six months notice thereafter. Our service agreement with our other non-executive directors have notice periods of between 30 days and 18 months. We have no other employment agreements with any of our directors.

COMMITTEES OF OUR BOARD OF DIRECTORS

         THE AUDIT COMMITTEE meets at least twice a year. It has the responsibility of, among other things, reviewing our annual and interim financial statements and our accounting policies and financial controls. The independent auditors attend meetings of the audit committee and report on matters arising from their audit work. The audit committee consists of three independent non-executive directors, Jeremy Ingall, Sir Walter Bodmer and Roberto Rosenkranz.

         THE REMUNERATION COMMITTEE meets at least once a year. It makes recommendations to our board on our framework of executive compensation and its cost and it determines, on behalf of our board, specific remuneration packages for each of the executive directors (directors who are executive officers) and executive officers, including pension rights and any compensation payments. Also, the remuneration committee makes recommendations to our board in connection with our share option plans. The remuneration committee consists of three non-executive directors, Michael Fitzgerald, Jeremy Ingall and Roberto Rosenkranz.

EMPLOYEES

         As of March 31, 2001, we employed 126 persons. University degrees are held by 106 employees, and, of these, 42 have additional advanced qualifications (including 23 doctorate degrees). We have 53 employees engaged in gene discovery and research and development, 26 in clinical-related functions, 20 in bioinformatics and information technology, four in business development and intellectual property and 23 in human resources, finance and other administrative functions. Our success will depend in large part on our ability to attract and retain employees. We face competition for employees from other companies, research and academic institutions, government entities and other organizations. We believe we maintain good relations with our employees. Our employees, with the exception of some individual employees in Sweden, are not represented by labor unions. Certain of our employees in Sweden may belong to labor unions representing professional or other classes of workers. In accordance with Swedish law, our employees in Sweden belonging to unions may keep this information confidential. We have not entered into any collective bargaining arrangements with any unions in Sweden, nor have we needed to recognize any unions in Sweden. We do not employ a significant number of temporary employees.

SCIENTIFIC ADVISORY PANEL

         We have assembled a group of scientific advisors who are leaders in fields related to human clinical genetics and gene discovery. Our Scientific Advisory Panel meets as required with one or more members having particular expertise in providing advice on specific aspects of our scientific strategy. Members of our Scientific Advisory Panel receive cash compensation for their services and are reimbursed for their reasonable expenses of attending meetings. In addition, some of the members of the Scientific Advisory Panel may also receive options to purchase our ordinary shares. These advisors assist in formulating our research, development and commercialization strategy and include:

         - PROFESSOR JASPER RINE PH.D., (CHAIRMAN). PROFESSOR OF GENETICS AT THE UNIVERSITY OF CALIFORNIA, BERKELEY, UNITED STATES. Dr. Rine serves as the Richard and Rhoda Goldman Distinguished Professor of Biology and Professor of Genetics in the Department of Molecular and Cell Biology at the University of California, Berkeley. He previously served as Director of the Human Genome Center at Lawrence Berkeley Laboratories and as a member of the national DOE-HIH Human Genome Coordinating Committee. Dr. Rine was a founder of Acacia Biosciences (acquired by Rosetta Inpharmatics in 1999).

         - LEIF BERTILSSON, M.D., PH.D., DEPARTMENT OF CLINICAL PHARMACOLOGY, HUDDINGE HOSPITAL, STOCKHOLM, SWEDEN. Professor Bertilsson's research currently focuses on the differences of the rates of metabolism of drugs. Observed differences can commonly be related to both ethnic and genetic variations.

         - THOMAS HEDNER, M.D., PH.D., DEPARTMENT OF CLINICAL PHARMACOLOGY AT SAHLGRENSKA UNIVERSITY HOSPITAL, GOTHENBURG, SWEDEN. Dr. Hedner is very experienced in cardiovascular research within areas such as hypertension and heart failure and has been involved in several key mortality trials. He acts as a consultant on Cardiovascular Diseases.

         - MAGNUS INGELMAN-SUNDBERG, PH.D., UNIT FOR MOLECULAR TOXICOLOGY, DEPARTMENT FOR ENVIRONMENTAL MEDICINE, KAROLINSKA INSTITUTE, STOCKHOLM, SWEDEN. Professor Ingelman-Sundberg has extensive research experience in the field of molecular and genetic basis for the way the body interacts with drugs. He also has extensive experience in the field of functional genomics.

         - LEONID KRUGLYAK PH.D., FRED HUTCHINSON CANCER RESEARCH CENTER, SEATTLE, UNITED STATES. Dr. Kruglyak specializes in the development of new mathematical and computational methods for genetic analysis of complex traits with polygenic inheritance and has published widely in this area.

         - EVA LINDSTROM, M.D., PH.D., DEPARTMENT OF PSYCHIATRY, THE AKADEMISKA UNIVERSITY HOSPITAL, UPPSALA, SWEDEN. Dr. Lindstrom is a practicing psychiatrist. Dr. Lindstrom is also involved in research with a main focus on schizophrenia and the development of classification scales. She is currently drawing up the Swedish recommendations on the diagnosis of schizophrenia. She is a consultant on disorders of the central nervous system.

         - PROFESSOR HANS LITHELL, M.D., PH.D., PROFESSOR IN THE DEPARTMENT OF PUBLIC HEALTH AND CARING SCIENCES AT THE UNIVERSITY OF UPPSALA, UPPSALA, SWEDEN. Dr. Lithell has been working extensively on research into elucidating the different components behind the metabolic syndrome and hypertension and their relation in causing the diseases. He has been involved in running longitudinal studies in the outcome of common age-related diseases in a local population group in Sweden. He also acts as a consultant on Cardiovascular and Metabolic Diseases.

         - PROFESSOR NICHOLAS MARTIN, PH.D. PROFESSOR OF GENETIC EPIDEMIOLOGY AT THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH, BRISBANE, AUSTRALIA. Professor Martin has been working in the area of twin research and genetic epidemiology for over 25 years and was a founder of the Australian Twin Registry. He has published landmark research on the genetics of alcoholism, neuropsychiatric diseases and skin cancer and is regarded as one of the world's leading experts in the identification of disease genes from human data and analytical instruments for the statistical analysis of twin data.

         - LARS-ERIK RUTQVIST, M.D., PH.D., DIRECTOR OF THE ONCOLOGY CENTER OF THE STOCKHOLM-GOTLAND-REGION, KAROLINSKA INSTITUTE, STOCKHOLM, SWEDEN. Dr. Rutqvist is focusing a large part of his work of the development of breast cancer and the improvement of the treatment of the disease.

         - TIM SPECTOR, M.D. M.SC. FRCP, PHYSICIAN AND EPIDEMIOLOGIST AND DIRECTOR OF THE TWIN RESEARCH UNIT BASED AT ST. THOMAS' HOSPITAL, LONDON, ENGLAND. Dr. Spector has published over 100 papers and is the inventor of patents for (1) a diagnostic marker for osteoporosis, (2) the physiological role of TGF-b alleles and (3) Vitamin D receptor alleles and osteoarthritis.

         - PROFESSOR DORRET BOOMSMA, PH.D., PROFESSOR OF BIOLOGICAL PSYCHOLOGY AT THE FREE UNIVERSITY OF AMSTERDAM, THE NETHERLANDS. Professor Boomsma is a leading authority on the study of the genetics of psychological and emotional diseases and on the study of twins. She founded and set up the Netherlands Twin Registry.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

         The table below sets forth certain information regarding the beneficial ownership of our ordinary shares and vested share options as of March 31, 2001.

                                                  NUMBER OF SHARES            PERCENT
                                                    BENEFICIALLY            BENEFICIALLY
          NAME OF BENEFICIAL OWNER                    OWNED(1)                 OWNED
---------------------------------------------  ----------------------  -----------------------
Michael Fitzgerald(2)........................             20,435,640                  31.6%
Dr. Paul Kelly(3)............................              3,090,140                   4.8%
Jeremy Ingall................................              1,527,833                   2.4%
Dr. Roberto Rosenkranz.......................                586,666                   0.9%
Sir Walter Bodmer............................                340,000                   0.5%
Rosalind Bergemann...........................                 33,315                   0.1%
Howard Christley.............................                173,573                   0.3%
Roger Dickinson..............................                172,053                   0.3%
Patrick Kleyn................................                370,812                   0.6%
Tony Ratcliffe...............................                173,053                   0.3%
Zahed Subhan.................................                279,433                   0.4%
M.C. Sullivan................................                 25,000                      -

---------------------
(1)    Includes vested share options.
(2)    Includes 16,730,000 shares beneficially owned by Michael
       Fitzgerald through one of his affiliates, Genelink Holdings Ltd., 3,151,000 shares beneficially owned by Michael Fitzgerald through one of his affiliates, Raddison Trustee Ltd. and 17,640 shares held by Cloverleaf Holdings Limited, a company controlled by Michael Fitzgerald.
(3) Includes 2,545,140 shares beneficially owned by Paul Kelly through one of his affiliates, R&H Trust Co. (Jersey) Limited.

OUR SHARE OPTION SCHEMES

         We have adopted three share option schemes and have issued a number of individual share options. Our share option schemes include (1) our share option plan, (2) our savings related share option scheme and (3) our international executive share option plan. As of March 31, 2001, we had granted options that may be exercised for up to 7,741,950 shares in total, at a weighted average exercise price of $4.22 per ordinary share with exercise prices ranging from $0.71 to $7.00 per ordinary share.

         The following table provides summary information for each of our directors and executive officers who hold options to purchase our outstanding ordinary shares as of March 31, 2001. We granted each option without monetary consideration. Each option is to purchase our ordinary shares, or the equivalent number of ordinary shares in the form of ADSs. All of our existing directors and executive officers as a group held options to purchase 5,149,346 ordinary shares (or the equivalent number of ordinary shares in the form of ADSs) as of March 31, 2001.

                                              NUMBER OF
                                           ORDINARY SHARES     EXERCISE
                                            UNDERLYING THE     PRICE PER     EXERCISE PRICE         OPTION
                         DATE OF GRANT       OPTIONS HELD        SHARE           PER ADS        EXPIRATION DATE
                      -------------------  ----------------  --------------  ---------------  -------------------
                                                                ((POUND))         ($)
Michael Fitzgerald..       July 26, 2000        537,000             -             14.00            July 26, 2010
Sir Walter Bodmer...        June 1, 1997        200,000           0.43              -               June 1, 2004
                           July 26, 2000        140,000             -             14.00            July 26, 2010
Jeremy Ingall.......        July 1, 1997        172,000           0.58              -               July 1, 2004
                           July 26, 2000        280,000             -             14.00            July 26, 2010
                        November 8, 2000        500,000             -             14.00         November 8, 2010
                       February 28, 2001        500,000             -              4.50        February 28, 2011
Paul Kelly..........       July 26, 2000        543,000             -             14.00            July 26, 2010
Roberto Rosenkranz..        June 1, 1999        172,000           1.11              -          December 31, 2004
                           July 26, 2000        280,000             -             14.00            July 26, 2010
Rosalind Bergemann..   February 28, 2001        99,946              -              4.50        February 28, 2011
Roger Dickinson.....   November 19, 1999        190,280           1.34              -          November 19, 2009
                       February 24, 2000        90,180            1.61              -          February 24, 2010
Tony Ratcliffe......   November 19, 1999        190,280           1.34              -          November 19, 2009
                       February 24, 2000        90,180            1.61              -          February 24, 2010
Howard Christley....   November 19, 1999        200,000           1.34              -          November 19, 2009
                       February 24, 2000        82,080            1.61              -          February 24, 2010
Zahed Subhan........   November 19, 1999        212,680           1.34              -          November 19, 2009
                       February 24, 2000        133,700           1.61              -          February 24, 2010
M.C. Sullivan.......   February 28, 2001        75,000              -              4.50        February 28, 2011
Patrick Kleyn.......   November 19, 1999        417,920           1.34              -          November 19, 2009
                       February 24, 2000        20,000            1.61              -          February 24, 2010
                           July 26, 2000        23,100              -             14.00            July 26, 2010


OUR SHARE OPTION PLAN

         Our share option plan has two parts. Part A is approved by the U.K. Inland Revenue. Part B has not and will not be submitted to the U.K. Inland Revenue for approval. The terms of part A and part B of our share option plan are the same unless we indicate to you otherwise.

         Under our share option plan, our board has discretion to grant options to purchase our ordinary shares and ADSs to any of our full time or part time employees who is not within two years of retirement, including any executive director who is required to devote at least

25 hours a week working for us. Our board typically only grants options within 42 days of the announcement of our annual or interim results, although they may grant options at other times in exceptional circumstances.

         On any date, the total number of ordinary shares over which options may be granted to purchase under the plan, together with the number of ordinary shares over which options were granted (1) under the plan in the previous 10 years or (2) under any other employee share scheme (other than savings related schemes), may not exceed 10% of the number of our issued ordinary shares on that date. Lapsed options and options granted under our share option plan before our Nasdaq National Market quotation are not counted.

         The exercise price of the options may not be less than either (1) if new ordinary shares will be issued, the nominal value of the ordinary shares to be purchased at the time the options are granted (or, for options over ADSs, the ordinary shares represented by those ADSs) or (2) whether new ordinary shares will be issued or existing ordinary shares will be sold, the market value of the ordinary shares or ADSs to be purchased at the time the options are granted. Under part A, the U.K. Inland Revenue must agree with the market value. Under part B, the market value of an ADS equals the average of the high and low reported sales prices of an ADS on the Nasdaq National Market on the business day before the date the option was granted. The options may also be issued subject to performance conditions. Under part A, any performance conditions must be approved by the U.K. Inland Revenue.

         In general, the options may be exercised at any time between three and ten years from the date they were granted or, under part B, any other date our board has specified, as long as any performance conditions have been fulfilled. The options become exercisable immediately if the option holder is no longer an eligible employee because of injury, sickness, disability or redundancy (even if a performance condition has not been satisfied) or retirement or if we sell the company or business that employs the option holder (only if all performance conditions have been satisfied). The options also become exercisable if we experience a change of control, even if all performance conditions have not been satisfied. The options lapse if they are not exercised within 10 years from being granted or if the option holder ceases to be our employee for reasons other than those described above unless our board decides otherwise. The options may not be transferred.

         Our board may not issue any options to any person if either: (1) under part A, that person would hold options to purchase ordinary shares (granted under Part A or other share scheme approved by the U.K. Inland Revenue except savings related share option schemes) with an aggregate purchase price in excess of (pound)30,000; or (2) under part B, that person would hold options or other rights to purchase ordinary shares (granted during the prior ten years except under savings related share option schemes) and the market value of the ordinary shares subject to those options, determined at the time of each grant, exceeds eight times that person's annual earnings (excluding benefits).

OUR SAVINGS RELATED SHARE OPTION SCHEME

         Our savings related share option scheme has been submitted to the U.K. Inland Revenue for formal approval, which we expect will be received. We have assumed that the U.K. Inland Revenue has approved this scheme in the following discussion.

         Any full time or part time employees of, or directors who are required to devote at least 25 hours a week working for, us or our U.K. subsidiaries are eligible to receive options under our savings related share option scheme, and employees having worked for us for a period established by our board of up to five years must be allowed to participate on similar terms. Our board can invite eligible employees to apply for options to purchase either ordinary shares or ADSs at the option price during a six week period following the announcement of our annual or interim results or outside these periods in exceptional circumstances. An eligible employee participating in our savings related option scheme must enter into a savings contract under which he agrees to save a regular monthly sum of between (pound)5 and (pound)250 for a three or five year period, and in return is granted an option to purchase the number of ordinary shares or ADSs with a total exercise price as nearly equal to, but not exceeding, the amount saved under the savings contract (subject to our board's right to reduce applications to comply with limits to the number of ordinary shares available and also subject potentially to being allowed to take account of the bonus). The bonus is paid at the end of the three or five years and an additional bonus may be available after seven years. The exercise price of the options is determined by our board but may not be less than the higher of (1) 80% of the market value of the ordinary shares or ADSs agreed in writing between us and the U.K. Inland Revenue or (2) if new shares will be issued, nominal value of the ordinary shares (or, for options over ADSs, the ordinary shares represented by those ADSs), both calculated immediately before the invitation date.

         An option may generally be exercised for a six month period following the third, fifth or seventh anniversary of the starting date elected by the option holder when applying for a savings contract. After that period the option lapses. Options may only be exercised by an option holder while he is one of our directors or employees, except in cases of death, injury, disability, redundancy, retirement or if we sell the company or business that employs the option holder, when the option holder may be permitted to exercise the options earlier using savings accumulated up to the date of death or cessation of employment. The options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. The options may be exercised within certain limits in the event we are subject to a takeover, reconstruction, amalgamation or winding-up.

         The number of ordinary shares that may be issued on the exercise of options granted under our savings related share option scheme, or any other share option scheme we adopt in any ten year period, may not exceed 10% of our issued share capital on the date of grant of the options (excluding options we grant before we are quoted on the Nasdaq National Market).

OUR INTERNATIONAL EXECUTIVE SHARE OPTION PLAN

         We have adopted an international executive share option plan. Under this plan we grant options to subscribe for newly issued or purchase existing ordinary shares (which may be in the form of ADSs) to our directors and employees who devote almost all of their working time to us.

         Our board determines the type of an option as well as the option price, which may not be less than:

         - for options to purchase existing ordinary shares, (1) for our ADSs, the average of the high and the low sales price of our ADSs on the day prior to the grant and (2) for our ordinary shares, the same price as adjusted for the number of our ordinary shares underlying each ADS; and

         - for options to subscribe for newly issued ordinary shares, (1) for our ordinary shares, the nominal value of our ordinary shares, and (2) for our ADSs, the nominal value of our ordinary shares underlying each ADS.

         Our board may only grant options under the international executive share option plan within six weeks of the announcement of our financial results for any period, although they may grant options at other times in exceptional circumstances.

         Under our international executive share option plan, we may not grant any options which would cause (1) the number of our ordinary shares which may be acquired pursuant to options granted under the plan to exceed 6,000,000 and (2) the number of our ordinary shares which may be issued pursuant to options granted under the plan when combined with options granted under other of our employee share option schemes, to exceed 10% of our ordinary share capital in issue at that time and (3) the market value of the ordinary shares which may be issued pursuant to all options granted under our international executive share option plan and other executive share option schemes determined at the time of each grant to exceed eight times the annual compensation (excluding benefits) of the person to whom our board granted the options.

         When the options are granted, our board will determine when they are exercisable, but they have to be exercised within ten years of being granted. Options can be exercised early if an option holder ceases to be employed by reason of death, injury, disability, redundancy, retirement or if we sell the company or business that employs the option holder. There are also special provisions to enable exercise if we are subject to a take-over, reconstruction, amalgamation or winding up.

         Our board may elect to pay cash to the option holder on the exercise of an option instead of arranging for the transfer of ordinary shares. The amount of cash will be equal to the difference between the option price and the market value of the ordinary shares on the day before the options are exercised.

         Our directors may, at any time, amend our international executive share option plan. The prior approval of our shareholders at a general meeting must be obtained, however, for amendments to the provisions limiting the number of ordinary shares over which options can be granted. Any amendment that is to the disadvantage of option holders requires the consent of the majority of them.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The table below sets forth certain information regarding the beneficial ownership of our ordinary shares and vested share options as of March 31, 2001, for persons known by us to own more than 3% of our shares.

                                                                    NUMBER OF SHARES         PERCENT
                                                                      BENEFICIALLY         BENEFICIALLY
                   NAME OF BENEFICIAL OWNER                             OWNED(1)              OWNED
----------------------------------------------------------------  ----------------------  ---------------
Michael Fitzgerald(2)..........................................       20,435,640                31.6%
Dr. Alejandro Zaffaroni(3).....................................        4,800,740                 7.4%
Rahn & Bodmer Banquiers Zurich.................................        4,318,420                 6.7%
Dr. Paul Kelly(4)..............................................        3,090,140                 4.8%

---------------------
(1)   Includes vested share options.
(2) Includes 16,730,000 shares beneficially owned by Michael Fitzgerald through one of his affiliates, Genelink Holdings Ltd., 3,151,000 shares beneficially owned by Michael Fitzgerald through one of his affiliates, Raddison Trustee Ltd. and 17,640 shares held by Cloverleaf Holdings Limited, a company controlled by Michael Fitzgerald.
(3) Includes 3,020,480 ordinary shares beneficially owned by Dr. Zaffaroni through one of his affiliates, the Zaffaroni Revocable Trust, and 884,060 ordinary shares beneficially owned by Dr. Zaffaroni through one of his affiliates, the Zaffaroni Family Partnership, L.P.
(4) Includes 2,545,100 shares beneficially owned by Dr. Paul Kelly through one of his affiliates, R&H Trust Co. (Jersey) Limited.


         All of our shareholders, including those set forth above, have the voting rights attached to the ordinary shares which they hold. None of our shareholders have any additional voting rights.

         As of March 31, 2001, approximately 20,336,004 of our ordinary shares (including ordinary shares held in the form of ADSs), or approximately 31% of our issued share capital on that date, were held by approximately 26 shareholders with registered addresses in the United States. These figures do not include either the number of ordinary shares held by shareholders with registered addresses outside the United States in which U.S. residents have an interest or the number of any such U.S. residents.

         Michael Fitzgerald, the non-executive chairman of our board, is also our largest shareholder. As of March 31, 2001, Mr. Fitzgerald beneficially owned 19,898,640 ordinary shares, or approximately 30.7% of our issued share capital on that date. Accordingly, Mr. Fitzgerald has the ability to substantially influence all matters submitted to our shareholders for approval, including the election and removal of directors, and thus the ability to control our management and affairs.

RELATED PARTY TRANSACTIONS

         We did not have any related party transactions or similar relationships that are required to be disclosed in the years ended March 31, 1999, 2000 and 2001.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See "Item 18. Financial Statements" for our audited consolidated financial statements filed as part of this annual report.

LEGAL PROCEEDINGS

         We are currently not a party to any material legal proceedings.

DIVIDEND POLICY

         We have never declared or paid any dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Our board will have discretion to make any future determination to pay cash dividends and this will depend on our financial condition, results of operations, capital requirements and other factors that our board decides are relevant.

         We would pay cash dividends, if any, in British pounds. Holders of ADSs would receive dividends paid on the ordinary shares in U.S. dollars. Exchange rate fluctuations would affect the U.S. dollar amount received by holders of ADSs on conversion by the depositary of dividends paid in British pounds.

SIGNIFICANT CHANGES

         Since March 31, 2001, there have been no significant changes to our financial position.

ITEM 9.           THE OFFER AND LISTING

MARKET PRICE INFORMATION

         The following tables below show, for the periods indicated, the high and low closing prices of our ADSs on the Nasdaq National Market. Our ADSs have been traded and quoted on the Nasdaq National Market since July 25, 2000. There is no public market for our ordinary shares.

                         YEAR ENDED MARCH 31,                                HIGH         LOW
------------------------------------------------------------------------ --------------------------
                                                                              (IN U.S. DOLLARS)

2001 (commencing July 25, 2000)..........................................   20.000        2.938


                               QUARTERLY                                     HIGH          LOW
------------------------------------------------------------------------ ---------------------------
                                                                             (IN U.S. DOLLARS)
2001
First quarter (through May 18)...........................................    6.250        3.500
2000
Fourth quarter (ended March 31, 2001)....................................    8.250        2.938
Third quarter (ended December 31, 2001)..................................   14.063        5.630


                                MONTHLY                                      HIGH          LOW
------------------------------------------------------------------------ ---------------------------
                                                                             (IN U.S. DOLLARS)
2001
April....................................................................    4.844        3.700
March....................................................................    4.563        2.938
February.................................................................    6.125        4.375
January..................................................................    8.250        5.688
2000
December.................................................................    9.250        5.625
November.................................................................   12.875        8.500

PRINCIPAL TRADING MARKET

         Our share capital consists of one class of ordinary shares. Our ADSs have been quoted and traded on the Nasdaq National Market under the symbol "GMNI" since July 25, 2000. Each ADS represents two of our ordinary shares. There is no public market for our ordinary shares.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

         We are a public limited company formed under the laws of England and Wales. We are registered as Company No. 3377251 with The Registrar of Companies for England and Wales. Our objects and purposes are found in clause 4 of our memorandum of association, and they include carrying on, directly or indirectly, any trade or business whatsoever, which our board deems us capable of conveniently or advantageously carrying on. Our memorandum of association grants us a range of corporate capabilities to achieve these objectives. You can find a more complete description of our objects and purposes in clauses 4(a) through 4(x) of our memorandum of association.

DIRECTORS

         A director generally may not vote upon any proposal, arrangement or contract before our board in which he or she has a material interest. Our articles of association generally prohibit a director from voting on, or being counted in the quorum in relation to, any proposal, arrangement or contract in which the director is materially interested. However, a director shall be entitled to vote on, and be counted in the quorum in respect of, any resolution concerning any of the following matters:

         - the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by the director at our request or for our benefit;

         - any proposal regarding the director's underwriting of our shares, debentures or other securities;

         - any contract concerning any other company in which the director is interested, directly or indirectly (whether as an officer, shareholder, creditor or otherwise), provided that the director does not hold one per cent or more of the equity share capital or voting rights available to members of that company;

         - arrangements for the benefit of our employees under which the director benefits in a similar manner, provided the director does not receive a privilege or advantage not given to the employees; and

         - contracts concerning our purchase or maintenance of any insurance policy under which the director may benefit.

Directors do not have the power to vote compensation to themselves or any members of their body.

         Our board exercises our borrowing powers. Only an amendment of our articles of association may change the borrowing power of our board.

         There is no maximum age limit for persons to serve as directors, and directors are not required to retire on account of age. Our shareholders may remove a director from our board by ordinary resolution as long as the shareholder proposing the removal provides us with notice of the proposal at least 28 days before the shareholder's meeting voting thereon.

         Neither our memorandum nor articles of association requires our directors to be shareholders.

RIGHTS, PREFERENCES AND RESTRICTIONS RELATING TO SHARES

         DIVIDEND RIGHTS

         Subject to English law, our shareholders may declare a dividend at a general meeting upon the recommendation of our board. The shareholders may declare a smaller dividend than recommended by our board, but they may not declare a larger dividend. Our board may pay interim dividends if it appears to them that they are justified by our financial position.

         Either our board or our shareholders may fix a date as the record date by reference to which a dividend on the shares will be declared or paid, whether or not it is before the date on which the shareholders make the declaration. Until it is claimed, our board may invest or otherwise make use of for our benefit any dividend unclaimed for one year after having been declared. Any dividend unclaimed for a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to us. No dividend on any of our ordinary shares bears interest, and no dividend on any other shares we might decide to issue in the future will bear interest unless specifically provided by the rights attaching to those shares.

         VOTING RIGHTS

         Under Section 373 of the Companies Act, a company's articles of association govern the voting rights of shareholders' subject to the statutory right of shareholders to demand a poll (I.E., a vote by the number of shares held) at a general meeting. Any of our shareholders on the register 48 hours prior to a shareholders' meeting may vote in person or, where proxies are allowed (I.E., on a poll) and assuming we receive the proxy at least 48 hours prior to the time set for the meeting, by proxy.

         Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders, every holder of shares who is present in person or by proxy shall have one vote on a show of hands or one vote for every share held on a poll. The following persons may demand a poll:

         -        the chairman of the meeting;

         - at least five shareholders, present in person or by proxy, having the right to vote at the meeting;

         - a holder or holders of shares representing at least 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

         - a holder or holders of shares on which an aggregate sum has been paid up equal to at least 10% of the total sum paid up on all shares with the right to attend and vote at the meeting.

         A holder of shares may not, unless that holder is acting as a proxy for another member, be present or vote any of his shares at any general meeting if:

         - the holder or any other person appearing to have an interest in those shares has been served with a notice under Section 212 of the Companies Act, which requires him to provide information specified in that section and contains a statement that upon failure to supply that information before the expiration period specified in the notice, which may not be less than 28 days, the registered holder of the shares is not entitled to vote any of those shares, and the person on whom that notice was served fails to supply the information within the specified period; or

         -        the holder has not paid in full all amounts due on his shares.

         Our directors do not stand for election at staggered intervals and cumulative voting is virtually unknown in English law.

         RIGHTS TO SHARE IN PROFITS

         Holders of our ordinary shares have no rights to share in our profits.

         RIGHTS IN LIQUIDATION

         Subject to the rights attached to any shares we might decide to issue on special terms and conditions, upon our liquidation or winding up, after all our debts and liabilities and the expenses of the liquidation have been discharged, with the approval of a special resolution of shareholders and in compliance with English law, any of our surplus assets may be divided among the holders of shares in proportion to their holdings after deducting any amounts remaining unpaid in respect of such shares.

         ALTERATION OF SHARE CAPITAL

         We may from time to time by ordinary resolution of our shareholders:

         - increase our share capital by the amount, to be divided into shares of the amounts, that the resolution prescribes;

         - consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

         - cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our share capital by the amount of the shares canceled; and

         - subject to English law, subdivide any of our shares into shares of a smaller amount than that fixed by our memorandum of association, provided that the proportion between the amount paid and the amount, if any, unpaid on each reduced share must be the same as on the share from which the reduced share is derived, and the resolution may determine that any of the shares resulting from the sub-division may have any preference or advantage or have qualified or deferred rights or be subject to any restrictions.

         Subject to English law, we may purchase or enter into a contract to purchase any of our own shares of any class (including any redeemable shares, if we should decide to issue any) provided that we obtain the approval of either more than 50% (in the case of open market purchases) or 75% (in the case of private purchases) of attending shareholders present in person or by proxy at a general meeting of shareholders. However, we may only repurchase shares out of our distributable profits or the proceeds of a fresh issue of shares made for that purpose, and, if we pay any premium, we must pay the premium out of our distributable profits.

         We may, by special resolution of our shareholders, reduce our share capital or any capital redemption reserve, share premium account or other undistributable reserve, subject in each case to confirmation by the English courts.

         Our shares are not subject to any sinking fund.

         LIABILITY TO FURTHER CAPITAL CALLS

          Holders of our ordinary shares are not subject to calls on capital by us provided that the amounts required to be paid on issue have been paid off in full. All of our ordinary shares are fully paid.

         PRINCIPAL SHAREHOLDER RESTRICTIONS

         There are no provisions in our memorandum or articles of association that discriminate against shareholders as a result of the shareholder owning a substantial number of shares.

VARIATION OF RIGHTS

         Subject to certain provisions of English law, the rights attached to any of our shares may be varied with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

SHAREHOLDERS' MEETINGS AND NOTICES

         Under English law, there are two types of general meetings of shareholders, annual general meetings and extraordinary general meetings. We must hold an annual general meeting in each calendar year not later than 15 months from the previous annual general meeting. At an annual general meeting, shareholders vote on matters including the election of directors, appointment of auditors, fixing of directors' remuneration, approval of the annual accounts and the board's report and declaration of dividends. Any other general meeting is an extraordinary general meeting.

         Our board may convene an extraordinary general meeting, and must convene one if demanded by the holders of at least 10% of our paid-up shares. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called upon at least 21 days' notice specifying the place, day and time of the meeting and the general nature of the business of the meeting. Shareholders may not transact any business at any general meeting unless a quorum of shareholders representing one-third of our shares entitled to vote on the matter is present in person or by proxy.

         An ordinary resolution requires a simple majority of the votes cast at a general meeting. A special resolution, necessary for matters such as amending our articles of association, requires at least 75% of the votes of attending shareholders present in person or by proxy who are entitled to vote on the resolution in question. An extraordinary resolution, necessary for a small number of matters relating to variation of the rights of different classes of shares and proceedings in a winding-up, requires the same voting percentage as a special resolution.

LIMITATION ON SECURITY OWNERSHIP

         There are currently no restrictions under English law or under our memorandum or articles of association that limit the right of non-residents or foreign persons to hold or vote our ordinary shares or ADSs, except in relation to those countries against which the United Kingdom or European Union have imposed sanctions and other limitations that would generally apply to all of the shareholders.

CHANGE IN CONTROL

         There are currently no provisions in our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in of our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

         As an English public limited company we are, however, subject to the U.K. City Code on Takeovers and Mergers. The applicability of the City Code may make it difficult or undesirable for a purchaser to acquire a substantial percentage of our shares and could, under certain circumstances, have the effect of delaying, deferring or preventing a change in our control. The City Code does not have the force of law, but compliance with it is often required in practice by any public limited company considered to be resident in the United Kingdom, such as ourselves, and of any person wishing to use the facilities of the U.K. securities market.

         Under the City Code, except with the consent of the U.K. Panel on Takeovers and Mergers, any person or persons acting in concert who:

         - acquire shares which (together with shares already held by them) carry 30% or more of our voting rights; or

         - hold 30% to 50% of the voting rights and acquire, within a 12 month period, further shares must make an offer for all of our equity and voting non-equity share capital in which such person or persons acting in concert hold shares. The offer must be made in cash, or have a cash alternative, for at least the highest price paid by the offeror or persons acting in concert with it for such shares in the previous 12 months.

NOTIFICATION OF INTEREST IN SHARES

         Section 198 of the Companies Act requires any person, subject to limited exceptions, who acquires an interest of 3% or more or, in the case of certain interests, 10% or more of our shares to notify us of his interest within two business days following the day on which the obligation to notify us arises. After the shareholder exceeds that level of share ownership, that person must make a similar notification for each following whole percentage figure increase or decrease, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares, subject to certain exceptions, including any share:

         - in which such person's spouse or child or stepchild is interested; or

         -        in which a corporate body is interested where either:

                  - that corporate body or its directors act under that person's directions or instructions; or

                  - that person is entitled to exercise or controls one-third or more of the voting power of that corporate body; or

         - in which another party is interested where the person and that other party are parties to a "concert party" agreement under
                  Section 204 of the Companies Act and any interest in shares is in fact acquired by any one of the parties pursuant to the agreement.

           A "concert party" agreement is an agreement under which one or more parties acquire interests in shares of a particular company and impose obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests.

           In addition, Section 212 of the Companies Act enables us, by written notice, to require a person whom we know holds, or have reasonable cause to believe is, or has been, holding an interest in our shares at any time during the three years immediately preceding the date on which we issue the notice to confirm that fact. Further, we can require any person who holds or has held an interest in our shares during this relevant time, to give such further information as may be required relating to his or her interest and any other interest in our shares of which that person is aware.

           The Companies Act restricts the rights attaching to our shares for non-compliance with Section 212. In addition, our articles of association provide for disenfranchisement, loss of entitlement to dividends and other payments and restrictions on transfer and other alienability.

CHANGES IN CAPITAL

         The content of our memorandum and articles of association is largely derived from an established body of corporate law and, therefore, they mirror the Companies Act in their provisions. There are no provisions in our memorandum and articles of association concerning changes of capital where these provisions would be considered more restrictive than that required by the Companies Act.

MATERIAL CONTRACTS

         We have entered into the following contracts, which may be material to our business, since April 30, 1999.

         In March 1999, we granted a license to Axis-Shield to use our COL1A1 patents. The material terms of this agreement are described in "Item 4. Information on the Company -- Business Overview -- Commercial Relationships --Commercial Agreements -- Axis-Shield."

         In June 1999, we granted a license to Affymetrix to use our COL1A1 patents. The material terms of this agreement are described in "Item 4. Information on the Company -- Business Overview -- Commercial Relationships --Commercial Agreements -- Affymetrix."

         In September 1999, we entered into a research collaboration agreement with Celera Genomics. The material terms of this agreement are described in "Item 4. Information on the Company -- Business Overview -- Commercial Relationships -- Commercial Agreements -- Celera Genomics."

         In March 2000, we entered into a collaboration agreement with Sequenom. The material terms of this agreement are described in "Item 4. Information on the Company -- Business Overview -- Commercial Relationships -- Commercial Agreements -- Sequenom."

         In March 2000, we entered into a research collaboration agreement with CuraGen. The material terms of this agreement are described in "Item 4. Information on the Company -- Business Overview -- Commercial Relationships --Commercial Agreements -- CuraGen."

         In March 2001, we entered into two further non-exclusive agreements with CuraGen. The material terms of these agreements are described in "Item
4. Information on the Company -- Business Overview -- Commercial
Relationships --Commercial Agreements -- CuraGen."

EXCHANGE CONTROLS

         There are currently no English foreign exchange controls affecting
(1) the import or export of capital, including the availability of cash and cash equivalents for use by us or (2) the payment of dividends, interest or other distributions to non-resident holders of our securities.

TAXATION

         The following discussion describes the material U.S. federal income tax and U.K. tax consequences of the purchase, ownership and disposition of shares or ADSs (evidenced by ADRs) to beneficial owners:

         - who are residents of the United States for purposes of the current United Kingdom/United States Income Tax Convention (the "Income Tax Convention") and the United Kingdom/United States Estate and Gift Tax Convention (the "Estate and Gift Tax Convention" and, together with the Income Tax Convention, the "Conventions");

         - whose shares or ADSs are not, for the purposes of the Conventions, effectively connected with a permanent establishment in the United Kingdom;

         - who otherwise qualify for the full benefits of the Conventions; and

         -        who are U.S. holders (as defined below).

         The statements of U.S. federal income tax and U.K. tax laws set out below:

         - are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this annual report;

         - are subject to any changes in U.S. or English law, in the interpretation thereof by the relevant taxation authorities, or in the Conventions, occurring after such date; and

         - are based, in part, on representations of the Depositary, and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

         No assurance can be given that taxing authorities or the courts will agree with this analysis.

         This discussion does not address all aspects of U.S. and U.K. taxation that may be relevant to you and is not intended to reflect the individual tax position of any beneficial owner, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. The portions of this summary relating to U.S. federal taxation are based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service ("IRS"), and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. The portions of this summary relating to U.S. federal taxation are limited to investors who hold the shares or ADSs as capital assets within the meaning of
Section 1221 of the Code (generally, property held for investment) and does not purport to deal with investors in special tax situations, such as dealers in securities or currencies, persons whose functional currency is not the U.S. dollar and certain persons, including but not limited to life insurance companies, tax exempt entities, financial institutions, traders in securities that elect to use a "mark-to-market" method of accounting for their securities holdings, regulated investment companies, persons holding shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or straddle or persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment to you if you own, directly or by attribution, 10% or more of our outstanding voting share capital and we are classified as a "controlled foreign corporation" for U.S. federal tax purposes.

         As used herein, the term "U.S. holder" means a beneficial owner of shares or ADSs who or which is:

         -        a citizen or resident of the United States;

         - a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

         - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

         - a trust (1) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. trust.

         If a partnership holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisors.

         THE SUMMARY DOES NOT INCLUDE ANY DESCRIPTION OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN GOVERNMENTS THAT MAY BE APPLICABLE TO THE SHARES OR ADSs. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF SHARES OR ADSS, AS WELL AS THE TAX CONSEQUENCES TO YOU IN THE UNITED KINGDOM AND ANY OTHER JURISDICTIONS.

         For the purposes of the Conventions and the Code, you will be treated as the owner of the shares represented by ADSs evidenced by the ADRs. Exchanges by U.S. holders of shares for ADRs will not be subject to U.S. federal income tax.

TAXATION OF DIVIDENDS

UNITED KINGDOM

         A U.K. resident individual shareholder will generally be entitled to a tax credit in respect of any dividend received. The amount of the tax credit is equal to one-ninth of the cash dividend or 10% of the aggregate of the cash dividend and the associated tax credit.

         Under the terms of the Income Tax Convention, you may be entitled to receive from the U.K. Inland Revenue, in respect of a cash dividend, a payment equal to the amount of the tax credit to which an individual resident in the U.K. for tax purposes would have been entitled had such resident received the dividend, reduced by an amount to be withheld from such payment not to exceed 15% of the sum of the dividend and the tax credit amount. At the current levels of the tax credit, however, and as a result of the amount so withheld, which withholding shall not exceed the amount of the tax credit, you would not be entitled to receive any payment in respect of the tax credit for dividends paid by us. For example, if you receive a dividend (solely for illustrative purposes) of (pound)90, you would be entitled to a tax credit of (pound)10, or one-ninth of (pound)90. However, since the amount withheld (here limited to 10%) equals the amount of the tax credit, no actual treaty payment would be made and you would receive only the cash dividend, which in this case would be (pound)90. For U.S. federal income tax purposes, if you elect the application of the Income Tax Convention with respect to dividends (as discussed below) you would take into account an amount equal to the dividend plus the tax credit, which under our illustration would be (pound)100, and you would be treated as having paid U.K. tax equal to the amount of the tax credit, which in this case would be (pound)10 (the "U.K. Withholding Tax").

         Certain U.S. corporations which either alone or together with one or more associated corporations control, directly or indirectly, at least 10% of our voting stock may be entitled to a treaty payment under the terms of the Income Tax Convention. The position of such U.S. holders is not generally dealt with in this summary and such U.S. holders should consult their own tax advisors with respect to the detailed application of the Income Tax Convention to their own particular circumstances and on the procedure for obtaining any payment to which they may be entitled.

         You should consult your own tax advisors as to whether you will be considered to have received any income with respect to the tax amount and whether we will be considered to have paid U.K. Withholding Tax.

UNITED STATES

         Subject to the PFIC discussion below, if you are eligible for benefits under, and elect the application of, the Income Tax Convention to distributions you receive from U.S. corporations, the gross amount of a dividend plus the U.K. tax credit amount considered received and unreduced by the U.K. Withholding Tax (1) will be included in your gross income on the day actually or constructively received by you, in the case of shares, or by the Depositary, in the case of the ADSs, and (2) the dividend will be treated as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. You elect the application of the Income Tax Convention by filing a timely and duly completed Form 8833 with your income tax return for the relevant year. Distributions you receive from us will constitute dividends for these purposes to the extent paid out of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. holder's basis in the shares or ADSs and then as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction that is applicable in certain cases to U.S. corporations. U.S. holders of shares or ADSs are urged to consult their own tax advisors as to their eligibility for benefits, if any, under the Income Tax Convention.

         The amount of any dividend paid in British pounds will equal the U.S. dollar value of the British pounds received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depository, in the case of ADSs, regardless of whether the British pounds are converted into U.S. dollars. If you do not convert the British pounds received as a dividend into U.S. dollars on the date of receipt, you will have a basis in the British pounds equal to their U.S. dollar value on the date of receipt. Generally, any gain or loss realized on your subsequent conversion or other disposition of the British pounds will be treated as ordinary income or loss.

         Subject to certain conditions and limitations, the U.K. Withholding Tax withheld from dividends will be treated as a foreign income tax that may be deducted from U.S. federal taxable income or credited against the U.S. holder's U.S. federal income tax liability. However, the U.K. tax may be deducted only if the U.S. holder does not claim a credit for any foreign taxes paid or accrued in that year. In addition, a U.S. holder will not be entitled to a deduction or foreign tax credit with respect to U.K. tax that may be refunded to a U.S. holder pursuant to the Income Tax Convention or U.K. law. Accordingly, a U.S. holder who is eligible for, but does not apply to receive, a refund pursuant to the Income Tax Convention will not be able to claim a deduction or foreign tax credit for that portion of U.K. taxes withheld in excess of 15% of the dividend. Further, in certain circumstances, a U.S. holder that (i) has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends or (iii) holds the shares or ADSs in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. For the purposes of computing the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of "passive" or "financial services" income. The rules governing the foreign tax credit are complex. U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

TAXATION OF CAPITAL GAINS

UNITED KINGDOM

         If you are not resident or ordinarily resident in the United Kingdom for U.K. tax purposes, you will not be liable for U.K. tax on capital gains realized or accrued on the sale or other disposition of shares or ADSs unless the shares or ADSs are held in connection with your trade or business (which for this purpose includes a profession or a vocation) in the United Kingdom through a branch or agency and the shares or ADSs are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

         A U.S. holder who is an individual who has on or after March 17, 1998 ceased to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment between the date of departure from the United Kingdom and the date of return to the United Kingdom and who disposes of shares or ADSs during that period may also be liable for U.K. tax on capital gains notwithstanding that the person may not be resident in the United Kingdom at the time of the disposal.

UNITED STATES

         Subject to the PFIC discussion below, gain or loss realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. holder's basis in the shares or ADSs and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the shares or ADSs for more than one year at the time of the sale or exchange. Gain or loss realized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

         Based upon our current operations and assets, we do not believe that we are a passive foreign investment company, or PFIC, and we do not expect to become a PFIC in the future for U.S. federal income tax purposes. Our belief that we are not a PFIC and our expectation that we will not become a PFIC in the future are based on our current and planned business activities, including our ability to conclude certain contracts on terms that are agreeable to us. In the event that we fail to conclude those contracts on a timely basis, or at all, it is likely that we would be a PFIC for the taxable year ending March 31, 2002 and possibly for future taxable years. This conclusion is a factual determination made annually and could change. In addition, a number of the factors that will be relevant to the determination as to whether we are a PFIC will depend on circumstances that may not be within our control. In reaching the conclusion that we are not a PFIC, we valued our assets based on the price of our shares as of the date of this filing. For purposes of applying the PFIC rules, that valuation method gives substantial value to intangible assets, including goodwill, that are not considered to produce or to be held for the production of passive income for purposes of the PFIC rules. The IRS has not approved or disapproved of this valuation method, although we believe this is a reasonable method of valuing our non-passive assets.

         In general, we will be a PFIC for any taxable year if either:

         - 75% or more of our gross income for the taxable year is passive income; or

         - 50% or more of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

         Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct or a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.

         The determination of whether we are a PFIC is made annually. Accordingly, it may be possible that we will become a PFIC in the current or any future year due to changes in our asset or income composition or if our projections are not accurate. Because we have valued our assets based on the market value of our ordinary shares as of the date of this filing, a decrease in the price of our shares could result in us becoming a PFIC.

         If we are classified as a PFIC in any year that a U.S. holder is a shareholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above, although shareholder elections may apply in certain circumstances. For purposes of the PFIC tests, we will be treated as owning our proportionate share of the assets, and as receiving directly our proportionate share of the income, of any foreign corporation of which we own at least 25% of the stock value.

         If we become a PFIC, you will be subject to special tax rules for:

         - any "excess distribution" by us, which is generally any distribution that is greater than 125% of the average annual distributions received by you in the three preceding taxable years, or your holding period for the shares or ADSs, if shorter; and

         - any gain realized on the sale or other disposition, including a pledge, of shares of ADSs.

         Under these special tax rules:

         - the excess distribution or gain would be allocated ratably over the holding period for the shares or ADSs;

         - the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC would be treated as ordinary income; and

         - the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year.

         As an alternative to these special rules, the U.S. holder may make an election to have us treated as a qualified electing fund in the first taxable year in which the U.S. holder owns the shares or ADSs and we comply with various reporting requirements. A U.S. holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year in which we are a PFIC, regardless of whether or not dividend distributions are actually made. Therefore, a U.S. holder could have a tax liability with respect to those earnings or gain without a corresponding receipt of cash. The U.S. holder's basis in the shares or ADSs will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares or ADSs and will not be taxed again as a distribution to the U.S. holder. Each U.S. holder who desires qualified electing fund treatment must individually make a qualified electing fund election. We intend to comply with all reporting requirements necessary for a U.S. holder to make a qualified electing fund election, will timely notify U.S. holders of each year that we are a PFIC and will provide to U.S. holders such annual information as may be required to make such a qualified electing fund election. A qualified electing fund election is, however, subject to a number of specific rules and requirements, and U.S. holders are strongly urged to consult their tax advisors concerning the benefits of making the qualified electing fund election.

         Alternatively, it may be possible for you to make a "mark-to-market" election with respect to the shares or ADSs. If you make a "mark-to-market" election you would be required to recognize ordinary income in an amount equal to the excess of the fair market value of your shares or ADSs over your adjusted basis of those shares or ADSs, calculated as of the close of that taxable year, provided that the shares or ADSs are regularly traded on a qualified exchange. If the adjusted basis of those shares or ADSs exceeds their fair market value, you may deduct the amount of such excess, but only to the extent of amounts included in your ordinary income in prior taxable years under the election. Under current law, the "mark-to-market" election may be available to U.S. holders of shares or ADSs because the ADSs are traded on the Nasdaq National Market which constitutes a qualified exchange as designated in the Code, although the ADSs might not be "regularly traded" for purposes of the "mark-to-market" election, and you should note that we anticipate that only the ADSs and not the shares will be traded on the Nasdaq National Market. U.S. holders should consult their tax advisors about the availability of the "mark-to-market" election and whether making the election would be advisable in the U.S. holder's particular circumstances.

         The consequences of the elections under the provisions described above are complex, and we urge you to consult your tax advisor with respect to the availability and effect of those elections in your particular circumstances.

         If you own shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. You should consult your tax advisor concerning the U.S. federal income tax consequences of holding shares or ADSs if we are considered a PFIC.

U.K. INHERITANCE AND GIFT TAX

         If you are an individual domiciled in the United States and are not a national of the United Kingdom for the purposes of the Estate and Gift Tax Convention, any share or ADS beneficially owned by you will not be subject to U.K. inheritance tax on your death or on a gift made by you during your lifetime, provided that any applicable U.S. federal gift or estate tax liability is paid, except where the share or ADS is part of the business property of your U.K. permanent establishment or pertains to your U.K. fixed base used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States, based on priority rules set forth in that Convention, in the exceptional case where a share or ADS is subject to both U.K. inheritance tax and U.S. federal gift or estate tax. Where the shares or ADSs have been placed in trust by a settler who, at the time of the settlement, was a U.S. holder, the shares or ADSs will generally not be subject to U.K. inheritance tax if the settler, at the time of the settlement, was domiciled in the United States for the purposes of the Estate and Gift Tax Convention and was not a U.K. national.

U.S. GIFT AND ESTATES TAXES

         If you are an individual, you will be subject to U.S. gift and estate taxes with respect to the shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

U.K. STAMP DUTY AND STAMP DUTY RESERVE TAX

         Subject to certain exemptions, stamp duty will be charged at the rate of 1.5% rounded up to the nearest (pound)5, or there will be a charge to the stamp duty reserve tax at the rate of 1.5% on the amount or value of the consideration paid, or in some circumstances the issue price or open market value, on a transfer or issue of shares (1) to, or to a nominee for, a person whose business is or includes the provision of clearance services, or (2) to, or to a nominee for, a person whose business is or includes the issuing of depositary receipts. It is understood that the U.K. Inland Revenue Stamp Office considers a depositary issuing ADSs upon receipt of a company's ordinary shares to fall within one or the other of the above two categories. On the deposit of further shares with the depositary, stamp duty reserve tax will be payable by the person depositing those shares. Where stamp duty reserve tax is charged on a transfer of shares and ad valorem stamp duty is chargeable on the instrument effecting the transfer, the amount of the stamp duty reserve tax charged is an amount equal to the excess, if any, of the stamp duty reserve tax charge due on the transfer after the deduction of the stamp duty paid.

         You will not be entitled to a foreign tax credit with respect to any U.K. stamp duty or stamp duty reserve tax, but may be entitled to a deduction subject to applicable limitations under the Code. You are urged to consult your own tax advisors regarding the availability of a deduction under their particular circumstances.

TRANSFERS OF ADRS AND ADSS

         No U.K. stamp duty will be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer an ADR could, depending on the circumstances, attract a charge to ad valorem stamp duty.

         No stamp duty reserve tax will be payable in respect of an agreement to transfer an ADR, whether made in or outside the United Kingdom.

         Where no sale is involved and no transfer of beneficial ownership has occurred, a transfer of shares by the custodian or the depositary or its nominee to the holder of an ADR upon cancellation of the ADR is subject to U.K. stamp duty of (pound)5.00 per instrument of transfer.

ISSUE AND TRANSFER OF ORDINARY SHARES IN REGISTERED FORM

         Except in relation to persons whose business is or includes the issue of depositary receipts or the provision of clearance services or their nominees, the allotment and issue of shares by us will not normally give rise to a charge to U.K. stamp duty or stamp duty reserve tax.

         Transfers of shares, as opposed to ADSs, will attract ad valorem stamp duty normally at the rate of 0.5% of the value of the consideration (rounded up to the nearest (pound)5.00). A charge to stamp duty reserve tax, normally at the rate of 0.5% of the consideration, arises, in the case of an unconditional agreement to transfer shares, on the date of the agreement, and in the case of a conditional agreement the date on which the agreement becomes unconditional. In the case of transfers effected through the CREST system, the stamp duty reserve tax is collected through the system. In other cases, the stamp duty reserve tax is payable on the seventh day of the month following the month in which the charge arises. Where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, the charge to stamp duty reserve tax is canceled if such stamp duty reserve tax has not been paid and, if any of the stamp duty reserve tax has been paid, a claim may be made for its repayment.

TRANSFER REPORTING REQUIREMENTS

         Under recently promulgated U.S. Treasury Department regulations, a U.S. holder, including a tax exempt entity, that purchases any shares or ADSs for cash will be required to file an IRS Form 926 or similar form with the IRS the U.S. holder owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of us or (2) the purchase, when aggregated with all purchases made by the U.S. holder, or any related person thereto, within the preceding 12 month period, exceeds $100,000. If a U.S. holder fails to file the required form, the U.S. holder could be required to pay a penalty equal to 10% of the gross amount paid for the shares or ADSs, subject to a maximum penalty of $100,000, except in cases involving intentional disregard. U.S. holders should consult their tax advisors for advice regarding this or any other reporting requirement which may apply to their acquisition of the shares or ADSs.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, information reporting requirement will apply to certain payments within the United States of interest, including payments made by the U.S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, redemption or other disposition of notes through a U.S. branch of a U.S. or foreign broker. A 31% "backup withholding" tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or certification of exempt status or, in the case of payments of interest, fails to certify that he is not subject to such withholding or fails to report interest and dividend income in full. Non-U.S. Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification and identification requirements in order to prove their exemption. For purposes of these rules, a "U.S.-related broker" is a broker or other intermediary that is a controlled foreign corporation for U.S. federal income tax purposes or that is a non-U.S. person, 50% or more of the gross income from all sources of which, over a specified three-year period, is effectively connected with a U.S. trade or business. In general, a holder may comply with this certification requirement by providing the paying agent, broker or other intermediary with a duly completed and executed copy of IRS Form W-9, in the case of U.S. Holders, or IRS Form W-8BEN, in the case of Non-U.S. Holders. The proceeds of a sale, redemption, or other disposition of notes through a foreign branch of a U.S. broker or U.S.-related broker generally will be subject to information reporting, but will not be subject to backup withholding. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner's U.S. federal income tax liability provided the required information is furnished to the IRS. Purchasers of shares or ADSs should consult their own tax advisors regarding the application of the rules on information reporting and backup withholding.

DOCUMENTS ON DISPLAY

         We are subject to the filing requirements of the Securities Exchange Act of 1934 and file periodic reports with the Securities and Exchange Commission, commonly referred to as the SEC. You may read and copy any documents that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may also call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Some of our SEC filings are available on the SEC's Internet site at www.sec.gov.

         Whenever a reference is made in this report to any material contract or other document to which we are a party, you should refer to the exhibits that are a part of this report for a complete copy of the contract or document.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The primary objective of our investment activities is to preserve capital while at the same time maximizing the income we receive from our investments without significantly increasing risk. We currently maintain our portfolio of cash and cash equivalents by investing in term deposits of varying lengths, between one day and one year, and in diversified institutional liquidity funds offering immediate access and variable interest rates. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. Due to the short-term nature of our current investments, we believe we have no material exposure to interest rate risk arising from our investments.

CURRENCY RISK

         The funds raised in U.S. dollars from our initial public offering are held in U.S. dollar denominated investments. As our functional currency is the British pound, we translate the U.S. dollar denominated investments into British pounds and record a gain or loss in our consolidated statement of operations. A strengthening of the British pound against the U.S. dollar could result in a material increase in our losses for any given financial period. We have made net foreign currency gains in the year ended March 31, 2001, but you should not view this gain as an indicator of future financial performance in this area.

         The table below sets forth our currency exposure (I.E., those transactional exposures that give rise to the net currency gains and losses recognized in the income and expenditure account) on our net monetary assets and liabilities. These exposures consist of our monetary assets and liabilities that are not denominated in the currency used by us or our subsidiary or affiliate having the asset or liability.

                                                        AS OF MARCH 31, 2001
                                   -----------------------------------------------------------
FUNCTIONAL CURRENCY OF OPERATIONS        NET FOREIGN CURRENCY MONETARY ASSETS/(LIABILITIES)
---------------------------------  -----------------------------------------------------------
                                      POUNDS      SWEDISH KRONOR     DOLLARS        OTHER
                                   ------------ ------------------ ----------- ---------------
                                                          ($ IN MILLIONS)
British pound....................       n/a             (0.2)          79.2          (0.6)

         We had no off balance sheet, or unrecognized, gains and losses in respect of financial instruments used as hedges at the beginning or end of the year ended March 31, 2001. We had no deferred gains or losses during the year covered.

INTEREST RATE RISK

         The following table analyzes the interest rate composition of our financial liabilities, comprising borrowings and other contractual obligations to deliver cash or other financial assets to another entity, by currency. As of March 31, 2001, we had not entered into any interest rate swaps or any other interest rate hedging instruments. Our fixed rate financial liabilities are comprised mainly of finance leases.

         The following table summarizes the nominal and fair values, maturity and contract terms of our financial liabilities as of March 31, 2001:

                                                                       INTEREST
                                      ----------------------------------------------------------------------
FINANCIAL LIABILITIES                   FLOATING RATE                      FIXED RATE
------------------------------------  ----------------- ----------------------------------------------------
                                                                                           WEIGHTED AVERAGE
                                                                         WEIGHTED AVERAGE  PERIOD FOR WHICH
                                       ($ IN MILLIONS)  ($ IN MILLIONS)  INTEREST RATE (%)   RATE IS FIXED
CURRENCY
British pound......................                -              3.3                 11%           3 years
Swedish krona......................              0.1                -                  -                 -
                                       --------------   --------------
At March 31, 2001..................              0.1              3.3
                                       ==============   ==============

         The table below sets forth the interest rate risk profile of our financial assets as of March 31, 2001, by currency. As of March 31, 2001, we had no assets on which we received fixed rates of interest. We received only variable rates of interest on both our short-term deposits, which consist of investments in institutional liquidity funds and term deposits, and cash at banks and in hand.

                                                       CASH AT
                                                       BANK AND     LIQUIDITY     TERM
                                                        IN HAND       FUNDS      DEPOSITS       TOTAL
                                                      -----------  -----------  -----------  -----------
                                                                      ($ IN MILLIONS)
CURRENCY
U.S. dollar........................................          -         79.2          1.1          80.3
British pound......................................        0.2            -            -           0.2
Other currencies...................................        0.2            -            -           0.2
                                                      -----------  ----------    -----------  -----------
                                                           0.4         79.2          1.1          80.7
                                                      ===========  ==========    ===========  ===========
Floating rate......................................        0.4         79.2            -          79.6
Fixed rate.........................................          -            -          1.1           1.1
                                                      -----------  ----------    -----------  -----------
As of December 31, 1999............................        0.4         79.2          1.1          80.7
                                                      ===========  ==========    ===========  ===========


FAIR VALUES OF FINANCIAL INSTRUMENTS

         There is no difference between the book value and fair value of all of our financial instruments as of March 31, 2001.

FINANCING AND LIQUIDITY RISK

         We maintain unutilized banking and capital leasing facilities to mitigate any liquidity risk we may face. As of March 31, 2001, we had total borrowing and capital leasing facilities of $6.4 million, of which $3.4 million was utilized. The maximum utilization of these facilities during the year ended March 31, 2001 was $4.2 million.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

         Our registration statement on Form F-1 (file number 333-12170), prepared in connection with our initial public offering and pursuant to which we registered 13,800,000 of our ordinary shares for sale under the Securities Act, was declared effective by the SEC on July 24, 2000. The registration statement on Form F-6 (file number 333-12162), used to register our ADSs under the Securities Act, was also declared effective by the SEC on July 24, 2000. The aggregate offering price of the 13,800,000 ordinary shares registered under the Securities Act, all of which were offered in the form of ADSs, was $96.6 million. The 13,800,000 ordinary shares registered under the Securities Act were offered for sale in the form of ADSs on July 25, 2000. All of the 13,800,000 ordinary shares were sold in the form of ADSs by August 22, 2000, at an aggregate offering price of $96.6 million. All of the ordinary shares (in the form of ADSs) were sold by us and not by or for the account of any of our shareholders.

         We entered into an underwriting agreement with the underwriters of our initial public offering, who were represented by SG Cowen Securities Corporation and Chase Securities Inc., on July 25, 2000. Pursuant to the underwriting agreement, the underwriters agreed to purchase 12,000,000 of our ordinary shares (in the form of 6,000,000 ADSs) on July 31, 2000, subject to certain exceptions, and were granted an option to purchase an additional 1,800,000 of our ordinary shares (in the form of 900,000 ADSs) to cover over-allotments until August 30, 2000. The underwriters exercised this option on August 22, 2000.

         From our initial public offering, we raised gross proceeds of $96.6 million. Our issuance costs and expenses amounted to approximately $10.5 million. Accordingly, we raised net offering proceeds of $86.2 million. Our issuance costs and expenses are set forth in the following table:


                                                                            ISSUANCE COSTS
                                                                             AND EXPENSES
                                                                           ----------------
                                                                           ($ IN THOUSANDS)
Underwriters commission..................................................         6,762
Stamp duty reserve tax...................................................         1,437
NASD and SEC Filing fees.................................................            75
Legal, accounting, printing, insurance and other expenses................         2,195
                                                                            ---------------
                                                                                $10,469
                                                                            ===============


         None of these costs and expenses were in respect of any direct or indirect payments to (1) our directors, officers or their associates, (2) persons owning 10% or more of our shares or (3) affiliates of ours.

         From July 25, 2000 to March 31, 2001, the aggregate amounts of net offering proceeds used for the following purposes was as detailed below. The balance of the net offering proceeds were retained as restricted cash or cash equivalents as of March 31, 2001.

                                                                                AS OF MARCH
                                                                                  31, 2001
                                                                              ----------------
                                                                              ($ IN THOUSANDS)
Purchase and installation of laboratory equipment........................                607
Purchase and installation of IT equipment................................                858
Improvements to leasehold premises.......................................                294
Purchase and improvement of freehold premises............................                199
Repayments under bank loans and capital leases...........................                167
Working capital..........................................................              4,138
                                                                              ----------------
                                                                                      $6,263
                                                                              ================


         None of our net offering proceeds were used to make any direct or indirect payments to (1) our directors, officers or their associates, (2) persons owning 10% or more of our shares or (3) affiliates of ours.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                  -------------------
Report of Independent Auditors...................................................        F-1
Consolidated Balance Sheets at March 31, 2000 and 2001...........................        F-2
Consolidated  Statements of Operations  for the years ended March 31, 1999,  2000
and 2001 and from September 11, 1995 (inception) to March 31, 2001...............        F-3
Consolidated  Statement of  Shareholders'  Equity  (Deficit)  for the period from
September 11, 1995 (inception) to March 31, 2001.................................        F-4
Consolidated  Statements  of Cash Flow for the years ended March 31,  1999,  2000
and 2001 and the period from September 11, 1995 (inception) to March 31, 2001....        F-7
Notes to the Consolidated Financial Statements...................................        F-8

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit

1.1      Memorandum of Association of Gemini Genomics plc*

1.2      Articles of Association of Gemini Genomics plc*

2.1      Form of Share Certificate*

4.1      Gemini Genomics plc Company Share Option Plan*

4.2      Gemini Genomics plc Savings-Related Share Option Scheme*

4.3      Gemini International Executive Share Option Plan*

4.4 Research Collaboration Agreement, dated September 1, 1999, between Gemini Research Limited and PE Corporation (through its business unit Celera Genomics)*

4.5 Patent License, dated June 16, 1999, between Gemini Research Limited and Affymetrix, Inc.*

4.6 Agreement, dated March 4, 1999, between Gemini Research Limited and Shield Diagnostics Limited*

4.7 Research Collaboration Agreement, dated March 23, 2000, between Gemini Research Limited and CuraGen Corporation*

4.8 Research Collaboration Agreement, dated March 31, 2000, between Gemini Research Limited and Sequenom, Inc.*

4.9 Agreement, dated March 23, 2001, between Gemini Genomics (UK) Limited and CuraGen Corporation+

4.10     Collaboration Agreement, dated March 23, 2001, between Gemini Genomics
         (UK) Limited and CuraGen Corporation+

8.1      List of subsidiaries of Gemini Genomics plc*



--------
* Incorporated by reference to our registration statement on Form F-1 (File No. 333-12170), filed on June 23, 2000, as amended by Amendment No. 1, filed on July 14, 2000 and as amended by Amendment No. 2, filed on July 20, 2000, (with exhibits).

+   Confidential treatment requested for portions of this exhibit.

REPORT OF INDEPENDENT AUDITORS


To: The Board of Directors and Shareholders

Gemini Genomics plc



We have audited the accompanying consolidated balance sheets of Gemini Genomics plc (a development stage company) as of March 31, 2000 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001 and the period from September 11, 1995 (inception) to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gemini Genomics plc (a development stage company) at March 31, 2000 and 2001 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended March 31, 2001 and the period from September 11, 1995 (inception) to March 31, 2001, in conformity with accounting principles generally accepted in the United States.





                                                                   Ernst & Young


Cambridge, England
22 May 2001

GEMINI GENOMICS PLC (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

                                                                                      MARCH 31
                                                                          -----------------------------
                                                                              2001              2000
                                                                          ------------       ----------
ASSETS
Current assets:
Cash and cash equivalents                                                     $79,576          $13,414
Accounts receivable                                                             1,399               88
Inventories                                                                       293              179
Prepaid expenses and other current assets                                       1,414              665
Tax credit receivable                                                             875                -
                                                                          ------------       ----------
Total current assets                                                           83,557           14,346
Property, plant and equipment, net                                              4,104            2,641
Restricted cash                                                                 1,127                -
Goodwill and other intangible assets, net                                       3,672            5,249
                                                                          ------------       ----------
Total assets                                                                  $92,460          $22,236
                                                                          ============       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank loans                                                                       $139             $243
Accounts payable                                                                3,020            2,487
Collaborative accruals                                                          1,567            1,288
Accrued liabilities and other current liabilities                               3,022            2,338
Deferred income                                                                   100                -
Current portion of capital lease obligations                                    1,395            1,005
                                                                          ------------       ----------
Total current liabilities                                                       9,243            7,361
Capital lease obligations                                                       1,862            2,912
Other noncurrent liabilities                                                        -               75
                                                                          ------------       ----------
Total liabilities                                                              11,105           10,348
                                                                          ------------       ----------

Ordinary shares, L0.05 par value, 120,000,000 authorized and
  64,742,260 shares and 50,895,220 shares outstanding at March 31,
  2001 and March 31, 2000, respectively.                                        5,238            4,192
Additional paid-in capital                                                    134,992           48,954
Deferred compensation                                                          (1,490)          (2,611)
Notes receivable from shareholders                                                  -              (40)
Accumulated other comprehensive loss                                           (6,031)            (414)
Deficit accumulated during the development stage                              (51,354)         (38,193)
                                                                          ------------       ----------
Total shareholders' equity                                                     81,355           11,888
                                                                          ------------       ----------
Total liabilities and shareholders' equity                                    $92,460          $22,236
                                                                          ============       ==========


SEE ACCOMPANYING NOTES.

GEMINI GENOMICS PLC (A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                              PERIOD FROM
                                                                                               SEPTEMBER
                                                                                                11 1995
                                                                                              (INCEPTION)
                                                                                                   TO
                                                                  YEAR ENDED MARCH 31           MARCH 31
                                                        2001            2000         1999        2001
                                                   ------------    ------------  ----------  -------------
Revenue                                                $1,579            $164         $198        $1,941
                                                   ------------    ------------  ----------  -------------
Costs and expenses:
Costs of revenue                                           71              25            -            96
Research and development                               12,970           9,932        9,421        39,946
Marketing, general and administrative                   9,382           5,286        1,471        20,163
Amortization of goodwill and other intangible
  assets                                                1,033             311            -         1,344
                                                   ------------    ------------  ----------  -------------
Total costs and expenses                               23,456          15,554       10,892        61,549
                                                   ------------    ------------  ----------  -------------
Loss from operations                                  (21,877)        (15,390)     (10,694)      (59,608)

Foreign currency gain                                   4,472               -            -         4,472
Interest income                                         3,841             478          269         4,770
Interest expense                                         (477)           (493)        (320)       (1,868)
                                                   ------------    ------------  ----------  -------------
Net loss before taxation                              (14,041)        (15,405)     (10,745)      (52,234)
Taxation credit                                           880               -            -           880
                                                   ------------    ------------  ----------  -------------
Net loss                                             $(13,161)       $(15,405)    $(10,745)     $(51,354)
                                                   ============    ============  ==========  =============

Net loss per share--basic and diluted                  $(0.22)         $(0.73)      $(0.54)       $(2.31)
                                                   ============    ============  ==========  =============
Net loss per ADS--basic and diluted                    $(0.44)         $(1.46)      $(1.08)       $(4.62)
                                                   ============    ============  ==========  =============
Pro-forma net loss per share - basic and
   diluted (unaudited)                                                 $(0.35)                    $(1.65)
                                                                   ============              =============
Pro-forma net loss per ADS - basic and
   diluted (unaudited)                                                 $(0.70)                    $(3.30)
                                                                   ============              =============
Shares used in calculation of net loss per
   share and per ADS                               60,140,117      21,182,195   20,000,000    22,267,346
                                                   ============    ============  ==========  =============
Shares used in calculation of pro-forma net loss
   per share and per ADS (unaudited)                               45,959,745                 31,189,754
                                                                   ============              =============


SEE ACCOMPANYING NOTES.

            GEMINI GENOMICS PLC (A DEVELOPMENT STAGE COMPANY)
         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
       PERIOD FROM SEPTEMBER 11, 1995 (INCEPTION) TO MARCH 31, 2001
                 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                        GEMINI
                                                                                                       GENOMICS
                                                        GEMINI INTERNATIONAL HOLDINGS PLC                 PLC
                                       ----------------------------------------------------------- -----------------
                                                                     REDEEMABLE
                                                                    CONVERTIBLE
                                            ORDINARY SHARES      PREFERENCE SHARES    ADDITIONAL    ORDINARY SHARES
                                       ----------------------- ---------------------   PAID IN     -----------------
                                           SHARES      AMOUNT    SHARES      AMOUNT    CAPITAL      SHARES  AMOUNT
                                       -------------  -------- ----------- ---------  --------- ----------  ------
Issuance of Ordinary Shares for
  $0.0008 per share in March 1996         1,996,000      $2             -       $-         $-            -      $-
Issuance of Ordinary Shares
  for $0.0008 per share
in March 1997                            18,000,000      14             -        -          -            -       -
Translation adjustment                            -       -             -        -          -            -       -
Net loss                                          -       -             -        -          -            -       -
Total comprehensive loss                          -       -             -        -          -            -       -
                                       -------------  -------- ----------- ---------  --------- ----------  ------
Balances at March 31, 1997               20,000,000      16     5,840,000        5      4,635            -       -
  Issuance of redeemable
  convertible preferred shares
  for $0.96 per share in April,
  July and September 1997                         -       -     5,349,560        4      5,210            -       -

Exchange of shares to
  effect reorganization on
  December 5, 1997                     (20,000,000)    (16)   (11,189,560)      (9)    (9,845)  20,000,000    1,646
Issuance of Series C convertible
  preferred ordinary
  shares for $1.21 per
  share in March 1998                             -       -           -        -            -            -       -
Deferred share compensation                       -       -           -        -            -            -       -
  Amortization of deferred
  share compensation                              -       -           -        -            -            -       -
Translation adjustment                            -       -           -        -            -            -       -
Net loss                                          -       -           -        -            -            -       -
Total comprehensive loss                          -       -           -        -            -            -       -
                                       -------------  -------- ----------- ---------  --------- ----------  ------
Balances at March 31, 1998                        -       -           -        -            -   20,000,000   1,646


                                                                GEMINI GENOMICS PLC
                                  ------------------------------------------------------------------------------
                                                                                              DEFICIT
                                                                                                ACCUM      ACCUM
                                        CONVERTIBLE                       DEFERRED   NOTES     -ULATED    -ULATED      TOTAL
                                         PREFERRED             ADDIT        SHARE  RECEIVABLE  DURING THE   OTHER       SHARE
                                       ORDINARY SHARE          -IONAL        BASED   FROM      DEVELOP     COMPRE     HOLDERS'
                                    --------------------       PAID IN      COMPEN   SHARE      -MENT     -HENSIVE    EQUITY
                                        SHARES    AMOUNT       CAPITAL     -SATION  -HOLDERS    STAGE      INCOME    (DEFICIT)
                                    -----------   ------      ---------  ---------- --------  ----------  --------   ---------
Issuance of Ordinary Shares for
  $0.0008 per share in March 1996            -      $-            $-          $-       $-         $-          $-          $-
Issuance of Ordinary Shares
  for $0.0008 per share in
  March 1997                                 -       -             -           -        -          -           -           -
Translation adjustment                       -       -             -           -        -          -           4           4
Net loss                                     -       -             -           -        -     (3,463)          -      (3,463)
                                                                                                                     ---------
Total comprehensive loss                     -       -             -           -        -          -           -      (3,459)
                                    -----------   ------      ---------  ---------- --------  ----------  --------   ---------
Balances at March 31, 1997                   -       -             -           -        -          -           -      (3,459)
Issuance of redeemable
  convertible preferred shares
  for $0.96 per share in April,
  July and September 1997                    -       -             -           -        -          -           -       5,214
Exchange of shares to
  effect reorganization on
  December 5, 1997                  11,275,560     937         7,287           -        -          -           -           -
Issuance of Series C convertible
  preferred ordinary shares
  for $1.21 per share in March 1998    545,360      45           619           -        -          -           -         664
Deferred share compensation                  -       -           384        (384)       -          -           -           -
Amortization of deferred
 share compensation                          -       -            52           -        -          -          52
Translation adjustment                       -       -             -           -        -          -         (35)        (35)
Net loss                                     -       -             -           -        -     (8,123)          -      (8,123)
                                                                                                                     ---------
Total comprehensive loss                     -       -             -           -        -          -           -      (8,158)
                                    -----------   ------      ---------  ---------- --------  ----------  --------   ---------
Balances at March 31, 1998          11,820,920     982         8,290        (332)       -    (12,043)        (31)     (1,488)

                                                                                                           GEMINI
                                                                                                          GENOMICS
                                                      GEMINI INTERNATIONAL HOLDINGS PLC                     PLC
                                            ----------------------------------------------- --------------------------------------
                                                                   REDEEMABLE                                     CONVERTIBLE
                                                                  CONVERTIBLE                                      PREFERRED
                                              ORDINARY SHARES  PREFERENCE SHARES ADDITIONAL  ORDINARY SHARES    ORDINARY SHARES
                                            -----------------  ----------------- PAID IN    ----------------- --------------------
                                              SHARES  AMOUNT    SHARES   AMOUNT  CAPITAL     SHARES    AMOUNT   SHARES      AMOUNT
                                            -------- --------  -------- -------- -------    --------   ------ ----------  --------
Issuance of Series C convertible
  preferred ordinary shares for
  $1.22 per share in May 1998                     -       -        -        -       -              -       -   5,472,460      453
Issuance of Series C convertible
  preferred ordinary shares for $2.21
  per share in March, 1999                        -       -        -        -       -              -     560   6,776,660      560
Deferred share compensation                       -       -        -        -       -              -       -          17      (17)
Amortization of deferred share compensation       -       -        -        -       -              -       -           -      194
Translation adjustment                            -       -        -        -       -              -       -           -        -
Net loss                                          -       -        -        -       -              -       -           -        -
Total comprehensive loss                          -       -        -        -       -              -       -           -        -
                                            -------- --------  -------- -------- -------    --------   ------ ----------  -------
Balances at March 31, 1999                        -       -        -        -       -     20,000,000   1,646   24,070,040   1,995
Payment of notes receivable from
  shareholders                                    -       -        -        -       -              -       -           -        -
Issuance of Series C convertible
  preferred ordinary shares for $2.59
  per share in exchange for all the
  outstanding ordinary and preferred
  shares of Eurona on December 17, 1999           -       -        -        -       -             -       -   1,820,180      147
Issuance of Series C convertible
  preferred ordinary shares for $2.59
  per share in December, 1999                     -       -        -        -       -             -       -   4,281,360      345
Issuance of Series C convertible
  preferred ordinary shares for $2.59
  per share for services and cash on
  December 31, 1999                               -       -        -        -       -             -       -     500,000       40
Issuance of Series C convertible preferred
  shares for services                             -        -       -        -       -             -       -      51,640        5
Deferred share compensation                       -       -        -        -       -             -       -           -        -
Amortization of deferred share compensation       -       -        -        -       -             -       -           -        -
Issuance of warrants for 40,000
Series C convertible
  preferred ordinary shares in connection
  with capital lease financing in
  February 2000 at $0.08                          -       -        -        -       -             -       -           -        -
Exercise of share options in March 2000           -       -        -        -       -       172,000      14           -        -
Conversions of all convertible preferred
  ordinary

                                                                              GEMINI GENOMICS PLC
                                                    ----------------------------------------------------------------
                                                                                   DEFIVIT       ACCUM
                                                              DEFERRED   NOTES     -ACCUM       -ULATED      TOTAL
                                                      ADDIT     SHARE  RECEIVABLE  -ULATED       OTHER       SHARE
                                                     -IONAL     BASED     FROM    DURING THE     COMPRE     HOLDERS'
                                                     PAID IN    COMPEN   SHARE   DEVELOPMENT    -HENSIVE     EQUITY
                                                     CAPITAL   -SATION  -HOLDERS    STAGE        INCOME    (DEFICIT)
                                                    --------- -------- ----------  -------   ------------  ---------
Issuance of Series C convertible preferred ordinary
  shares for $1.22 per share in May 1998               6,240        -        -           -          -       6,693
Issuance of Series C convertible preferred
  ordinary shares for $2.21 per share in
  March, 1999                                         14,447        -     (664)          -          -      14,343
Deferred share compensation                                -        -        -           -          -           -
Amortization of deferred share compensation                -        -        -           -          -         194
Translation adjustment                                     -        -        -           -       (191)       (191)
Net loss                                                   -        -        -     (10,745)         -     (10,745)
                                                                                                         ---------
Total comprehensive loss                                   -        -        -           -          -     (10,936)
                                                    --------- -------- ----------  -------   ----------  ---------
Balances at March 31, 1999                            28,994     (155)    (664)    (22,788)      (222)      8,806
Payment of notes receivable from shareholders              -        -      664           -          -         664
Issuance of Series C convertible
  preferred ordinary shares for $2.59 per
  share in exchange for all the outstanding
  ordinary and preferred shares of Eurona on
  December 17, 1999                                    4,573        -        -           -          -       4,720
Issuance of Series C convertible preferred
  ordinary shares for $2.59 per share in
  December, 1999                                      10,756        -        -           -          -      11,101
Issuance of Series C convertible preferred
  ordinary shares for $2.59 per share for
  services and cash on December 31, 1999               1,256        -      (40)          -          -       1,256
Issuance of Series C convertible preferred
  shares for services                                    129        -        -           -          -         134
Deferred share compensation                            2,923   (2,923)       -           -          -           -
Amortization of deferred share compensation                -      467        -           -                    467
Issuance of warrants for 40,000 Series C
  convertible preferred ordinary shares in
  connection with capital lease financing
  in February 2000 at $0.08                              218        -        -           -          -         218
Exercise of share options in March 2000                  105        -        -           -          -         119
Conversions of all convertible preferred ordinary

                                                                                                      GEMINI
                                                                                                     GENOMICS
                                                        GEMINI INTERNATIONAL HOLDINGS PLC               PLC
                                             ------------------------------------------------ --------------------
                                                                    REDEEMABLE
                                                                    CONVERTIBLE
                                               ORDINARY SHARES   PREFERENCE SHARES ADDITIONAL   ORDINARY SHARES
                                             ------------------- -----------------  PAID IN   --------------------
                                              SHARES    AMOUNT   SHARES     AMOUNT  CAPITAL     SHARES     AMOUNT
                                             --------  --------- -------   ------- ---------  ----------  --------
shares at a one-for-one rate                      -        -        -          -       -      30,723,220     2,532
Translation adjustment                            -        -        -          -       -               -         -
Net loss                                          -        -        -          -       -               -         -
Total comprehensive loss                          -        -        -          -       -               -         -
                                             --------  --------- -------   ------- ---------  ----------  --------
Balances at March 31, 2000                        -        -        -          -       -      50,895,220     4,192
Issuance of ordinary shares in connection
  with Initial Public Offering (net of
  expenses)                                       -        -        -          -       -      13,800,000     1,042
Exercise of share options                         -        -        -          -       -          47,040         4
Deferred share compensation                       -        -        -          -       -               -         -
Amortization of deferred share compensation       -        -        -          -       -               -         -
Payment of notes receivable from
  shareholders                                    -        -        -          -       -               -         -
Translation adjustment                            -        -        -          -       -               -         -
Net loss                                          -        -        -          -       -               -         -
Total comprehensive loss                          -        -        -          -       -               -         -
                                             --------  --------- -------   ------- ---------  ----------  --------
Balances at March 31, 2001                        -       $-        -         $-      $-      64,742,26 0   $5,238
                                             ========  ========= =======   ======= =========  ==========  ========

                                                                GEMINI GENOMICS PLC
                                                  --------------------------------------------------------------------
                                                                                                            DEFICIT
                                                                                                             ACCUM
                                                       CONVERTIBLE                  DEFERRED    NOTES      -ULATED
                                                        PREFERRED           ADDIT    SHARE    RECEIVABLE  DURING THE
                                                     ORDINARY SHARES       -IONAL    BASED       FROM      DEVELOP
                                                  -----------------------  PAID IN   COMPEN     SHARE       -MENT
                                                     SHARES       AMOUNT   CAPITAL   -SATION   -HOLDERS     STAGE
                                                  -----------    -------- --------- ---------  --------  ------------
shares at a one-for-one rate                       (30,723,220)    (2,532)       -         -        -             -
Translation adjustment                                      -           -        -         -        -             -
Net loss                                                    -           -        -         -        -       (15,405)
Total comprehensive loss                                    -           -        -         -        -             -
                                                  -----------    -------- --------- ---------  --------  ------------
Balances at March 31, 2000                                  -           -   48,954    (2,611)     (40)      (38,193)
Issuance of ordinary shares in connection with
  Initial Public Offering (net of expenses)                 -           -   85,252         -        -             -
Exercise of share options                                   -           -       39         -        -             -
Deferred share compensation                                 -           -      747      (747)       -             -
Amortization of deferred share compensation                 -           -        -     1,868        -             -
Payment of notes receivable from shareholders               -           -        -         -       40             -
Translation adjustment                                      -           -        -         -        -             -
Net loss                                                    -           -        -         -        -       (13,161)
Total comprehensive loss                                    -           -        -         -        -             -
                                                  -----------    -------- --------- ---------  --------  ------------
Balances at March 31, 2001                                  -          $-  $134,992  $(1,490)      $-      $(51,354)
                                                  ===========    ======== ========= =========  ========  ============


                                                 GEMINI GENOMICS PLC
                                               ----------------------
                                                   ACCUM
                                                  -ULATED    TOTAL
                                                   OTHER     SHARE
                                                  COMPRE    HOLDERS'
                                                 -HENSIVE   EQUITY
                                                  INCOME   (DEFICIT)
                                                ---------- ----------
shares at a one-for-one rate                           -           -
Translation adjustment                              (192)       (192)
Net loss                                               -     (15,405)
                                                           ----------
Total comprehensive loss                               -     (15,597)
                                                ---------- ----------
Balances at March 31, 2000                          (414)     11,888
Issuance of ordinary shares in connection with
  Initial Public Offering (net of expenses)            -      86,294
Exercise of share options                              -          43
Deferred share compensation                            -           -
Amortization of deferred share compensation            -       1,868
Payment of notes receivable from shareholders          -          40
Translation adjustment                            (5,617)     (5,617)
Net loss                                               -     (13,161)
Total comprehensive loss                               -     (18,778)
                                                ---------- ----------
Balances at March 31, 2001                       $(6,031)    $81,355
                                                ========== ==========

                GEMINI GENOMICS PLC (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                       PERIOD
                                                                                                        FROM
                                                                                                    SEPTEMBER 11
                                                                                                        1995
                                                                                                     (INCEPTION)
                                                                                                         TO
                                                                          YEAR ENDED MARCH 31,         MARCH 31
                                                                      2001       2000        1999        2001
                                                                   ---------- ---------   ---------   ----------
OPERATING ACTIVITIES:
Net loss                                                           $(13,161)  $(15,405)   $(10,745)    $(51,354)
Adjustments to reconcile net loss to net cash used in
operating activities:
Amortization of deferred compensation and non-cash interest charge    1,868        473         194        2,587
Amortization of goodwill and other intangible assets                  1,097        311           -        1,408
Depreciation                                                          1,202        928         598        3,195
Non-cash consideration                                                    -      1,360         648        2,736
Changes in operating assets and liabilities                            (897)       612       1,082        2,408
                                                                   ---------- ---------   ---------   ----------
Net cash used in operating activities                                (9,891)   (11,721)     (8,223)     (39,020)
                                                                   ---------- ---------   ---------   ----------
INVESTING ACTIVITIES:
Purchases of plant, property and equipment                           (2,281)      (700)     (1,068)      (6,224)
Acquisition of Eurona and Newfound Genomics                             (40)       (19)          -          (59)
                                                                   ---------- ---------   ---------   ----------
Net cash used in investing activities                                (2,321)      (719)     (1,068)      (6,283)
                                                                   ---------- ---------   ---------   ----------
FINANCING ACTIVITIES:
Proceeds of capital lease obligations                                     -      3,991       1,392        8,005
Payments of capital lease obligations                                  (987)    (1,993)     (1,293)      (4,923)
Deposit of restricted cash                                           (1,173)         -           -       (1,173)
Proceeds from issuance of ordinary and preferred ordinary shares,
  net of issuance costs                                              85,007     11,695      20,560      127,115
Loans (repaid) received                                                (150)       243        (163)          93
                                                                   ---------- ---------   ---------   ----------
Net cash provided by financing activities                            82,697     13,936      20,496      129,117
                                                                   ---------- ---------   ---------   ----------
Effects of exchange rate changes on cash                             (4,323)      (247)        236       (4,238)
Net increase in cash and cash equivalents                            66,162      1,249      11,441       79,576
Cash and cash equivalents, beginning of period                       13,414     12,165         724            -
                                                                   ---------- ---------   ---------   ----------
Cash and cash equivalents, end of period                            $79,576    $13,414     $12,165      $79,576
                                                                   ========== =========   =========   ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid                                                          $427       $487        $320       $1,643
SCHEDULE OF NON-CASH TRANSACTIONS:
Fixed assets financed through capital lease obligations                $738     $3,991      $1,392       $8,743
Issuance of preferred ordinary shares in connection with
  the acquisition of Eurona                                              $-     $4,720          $-       $4,720


                            SEE ACCOMPANYING NOTES.

GEMINI GENOMICS PLC (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Gemini International Holdings Limited ("GIHL"), was incorporated on September 11, 1995 and, until its acquisition by Gemini Genomics plc (the "Company", formerly Gemini Holdings plc) on December 4, 1997, was the holding company of Gemini Research Limited, Genos Limited and Gemini Gene Data Limited. The Company was capitalized by the issue of 50,000 Class B preferred ordinary shares of (pound)1 each which were issued to Raddison Trustee Limited. Raddison Trustee Limited was the majority shareholder of both GIHL and the Company, thus resulting in the companies being under common control. The Company acquired all of the issued shares in GIHL in consideration of an issue of shares in the same number and class to the same shareholders as then held shares in GIHL. The class rights of shares in GIHL and the Company were essentially identical. By reason of the fact that it acquired 50,000 Class B preferred ordinary shares, Raddison Trustee Limited waived its entitlement of 45,700 Class B preferred ordinary shares to which it would otherwise have been entitled. The shareholders in GIHL and the Company were accordingly the same. The acquisition was accounted for as a combination of entities under common control at historical costs and consequently consolidated financial information is presented as if Gemini International Holdings Limited had been owned by the Company since inception. As at March 31, 2001, Gemini Genomics plc is the holding company for Gemini Genomics UK (formerly Gemini Research Limited), Genos Limited, Gemini GeneData Limited, Gemini Genomics AB (formerly Eurona Medical AB) Gemini Genomics Inc., and Newfound Genomics Inc.

The Company is a clinical genomics company that identifies relationships between human genes and common human diseases. It has not yet generated substantial revenues from its commercial operations. Accordingly, through the date of these financial statements, the Company is considered to be in the development stage. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has sustained operating losses since inception and expects such losses to continue as it furthers its research and development programs. Since inception, the Company has incurred significant losses and, as of March 31, 2001, has an accumulated deficit of $51.4 million. Management believes sufficient funds will be available to support operations through at least May 31, 2002. The Company may seek to fund its operations thereafter through collaborative arrangements and through public and private financings.

UNCERTAINTIES

Gemini is subject to risks common to companies in the biotechnology sector including, but not limited to, the ability to discover and commercialise genetic links to diseases, departure of key personnel, protection of intellectual property, ability to obtain additional financing, ability to negotiate collaborative agreements, effects of foreign currency movements, and compliance with government and other regulations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

FOREIGN CURRENCY AND CURRENCY TRANSLATION

The functional currency of the Company is the British pound. The Company's foreign subsidiaries, Gemini Genomics AB (formerly Eurona Medical AB ( "Eurona ")), Gemini Genomics, Inc., and Newfound Genomics Inc., use the Swedish kronor, US dollar, and Canadian dollar, respectively, as their functional currency, and translate those currencies to British pounds in accordance with Statement of Financial Accounting Standards ( "SFAS ") No. 52, FOREIGN CURRENCY TRANSLATION. Foreign exchange differences are recorded as a component of "other comprehensive income ". The financial statements herein are presented in U.S. dollars for the convenience of the user. Translation of balance sheet data from British pounds to the U.S. dollar is made at the exchange rate ruling at the balance sheet date. Translation of income statement and cash flow amounts is made at the average exchange rate for the year.

Foreign currency transaction gains and losses are reported according to the exchange rates prevailing on the transaction date and are included in the consolidated statement of operations.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company accounts and transactions are eliminated on consolidation. Acquisitions are accounted for from their date of acquisition.

SHARE-BASED COMPENSATION

The Company accounts for employee share options in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25") using the intrinsic value method. Share compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18 as the fair value of the consideration received. The Company has provided the pro forma disclosures of net loss and net loss per share in accordance with SFAS No. 123 using the fair value method.

REVENUE RECOGNITION

Revenues are earned from services pursuant to customer licensing agreements and collaborative research and development agreements for periodic license fees, research payments, additional payments and milestone payments. License fees, research payments, and additional payments are recognized rateably over the term of the agreement or as milestones are achieved. Payments received in advance of work performed are recorded as deferred revenue.

In fiscal 2001, the Company changed its method of accounting for non-refundable upfront product license fees and certain other related fees to be recognized over the periods of continuing involvement. The Company historically recognized these fees as revenue when all of the conditions to payment had been met and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. The Company believes the change in accounting principles is consistent with guidance provided in the SEC Staff Accounting Bulletin No. 101 - "Revenue Recognition in Financial Statements" released in December 1999. The change in accounting principle has no effect on prior year results.

RESEARCH AND DEVELOPMENT

Research and development costs, including costs associated with the development of computer software to be used in the Company's research and development activities, are expensed in the period incurred.

ADVERTISING COSTS

Advertising costs are charged to operations as incurred. Advertising costs in the years ended March 31, 1999, 2000 and 2001 were nil, $23,000 and $64,000, respectively.

PATENT COSTS

Patent costs and costs related to patent prosecution are expensed as incurred as recoverability of such expenditure is uncertain.

INCOME TAXES

In accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely that the deferred tax assets will be realized.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid term deposits and investments in institutional liquidity funds.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The carrying value of long-term debt approximates fair value based on the market interest rates available to the Company for debt of similar risk and maturities.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the estimated useful life of the related assets, as follows:

                                                                                          USEFUL LIVES
                                                                                              IN YEARS
                                                                                         -------------
Leasehold improvements                                                                   Life of lease
Laboratory equipment                                                                      4 to 5 years
Office equipment                                                                          4 to 5 years
Freehold building                                                                             20 years

CAPITAL LEASES

Assets acquired under capital lease agreements are recorded at the present value of the future minimum rental payments using interest rates appropriate at the inception of the lease, which approximates the cost of the leased assets. Property and equipment subject to capital lease agreements are amortized over the shorter of the life of the lease or the estimated useful life of the asset, in accordance with the Company's normal depreciation policies, unless the lease transfers ownership or contains a bargain purchase option, in which case the leased asset is amortized over the estimated useful life of such assets.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of purchase price over the fair value of identifiable tangible and intangible assets acquired and is amortized using the straight-line method over its estimated useful life. The Group reviews the carrying amount of goodwill if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undisclosed cash flows of the entity acquired over the remaining amortisation period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. To date, no such indicators of impairment have been identified.

INVENTORIES

Inventories are stated at the lower of actual cost or market value. Cost is determined by the first-in, first-out method. At March 31, 2000 and 2001, inventories consisted entirely of research supplies.

SOFTWARE COSTS

The Company expenses purchased and internally developed software costs, except those costs required to be capitalized under Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. To date, the amount of software capitalized is insignificant.

LOSS PER SHARE AND PRO FORMA LOSS PER SHARE

In accordance with SFAS No. 128, the Company calculates basic net loss per share based on the weighted-average number of ordinary shares outstanding during the period and diluted earnings per share based on the dilutive effect of ordinary share equivalents consisting of share options and warrants (calculated using the treasury stock method). Potentially dilutive securities have been excluded from the diluted net loss per share calculation as they have an anti-dilutive effect due to the Company's net loss.

The computation of pro forma net loss per share includes ordinary shares issuable on the conversion of outstanding shares of convertible preferred ordinary shares (using the as-if converted method from the original date of issuances.

Potential ordinary shares excluded from the calculation of diluted net loss per share as their inclusion would have been anti-dilutive were:

                                                                               MARCH 31
                                                               ---------------------------------------
                                                                   2001         2000          1999
                                                               -----------   -----------  ------------
Convertible preferred ordinary shares in ordinary shares                -             -    24,070,040
Warrants to purchase ordinary shares                               40,000        40,000             -
Options to purchase ordinary shares                             7,578,872     3,561,420     2,512,440
                                                               -----------   -----------  ------------
Total potential ordinary shares                                 7,618,872     3,601,420    26,582,480
                                                               ===========   ===========  ============



OTHER COMPREHENSIVE INCOME

On June 1997, the FASB issued SFAS No.130, REPORTING COMPREHENSIVE INCOME, which establishes standards for the reporting and disclosing of comprehensive income and its components in the financial statements. The only item of other comprehensive income (loss) which the Company currently reports is foreign currency translation adjustments.

SHORT-TERM INVESTMENTS AND CONCENTRATION OF CREDIT RISK

The Company has no investment securities that would be subject to classification in accordance with SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The Company invests its surplus cash in bank term deposits, having a maturity period of between one day and one year, or in institutional liquidity funds. The term deposits can be terminated early at a nominal cost and the liquidity funds provide for immediate access. Accordingly, all cash resources have been disclosed under cash and cash equivalents.

SEGMENT REPORTING

Effective January 1998, the Company adopted SFAS No. 131, DISCLOSURE ABOUT THE SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The Company has determined it operates in only one segment for the following reasons: the Company's principle product offering is the discovery of disease genes, and all other product offerings are ancillary to this; the Company's chief operating decision maker reviews the Company's results as a single entity; to date, essentially all of the Company's efforts have been directed towards discovery of disease genes and this is expected to remain the Company's focus for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These Statements establish a new model for accounting for derivatives and hedging activities and supersede and amend a number of existing standards. Upon the standard's initial application, all derivatives are required to be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented. The Company is required to implement the Statements in the first quarter of the fiscal year ended March 31, 2002. Considering the Company's current activities, there will be no significant impact on its financial position or results of operations upon adoption of SFAS No. 133.

2 SIGNIFICANT CONTRACTS

TECHNOLOGY ALLIANCES

In February 1999, the Company entered into a collaboration agreement with Large Scale Proteomics, Inc. Under this agreement, the Company provides samples and clinical data from selected identical twin pairs and Large Scale Proteomics, Inc. conducts protein analysis. Each company is responsible for its own costs under the project. When, and if, discoveries made under the collaboration are commercialized, each company is required to make payments to the other according to the nature of the product and its commercialization. The agreement terminates when neither party is required to make further payments thereunder. Large Scale Proteomics, Inc. may terminate the agreement if it provides notice within 120 days of its decision not to proceed with the project. Either party may terminate the collaboration agreement if there is a material breach by the other that is not cured. No payments have been received or made to date.

In September 1999, the Company entered into a collaboration agreement with Celera Genomics, Inc. ("Celera") to jointly search for novel gene discoveries. Under this agreement, the Company provides fine-mapped regions and Celera performs high-throughput sequencing of these regions. Each company is responsible for its own research costs. The Company will jointly own with Celera any gene discoveries from this collaboration and will share equally with Celera revenues received from licensing of such gene discoveries. All costs of exploitation of gene discoveries will be shared equally by the Company and Celera. The agreement terminates in September 2001.

In March 2000, the Company entered into separate collaboration agreements with CuraGen, Inc. and Sequenom, Inc. Under these agreements, the Company provides clinical data and DNA samples and CuraGen, Inc. and Sequenom, Inc. provide genetic analysis of the samples. Each company is responsible for its own costs, although the Company will reimburse CuraGen, Inc. and Sequenom, Inc. for a portion of their costs. No cost reimbursement has been made by the Company to date and this is not expected to be material in future years. No minimum funding commitments are defined in the agreements. Revenues arising from the agreements will be shared between the Company and CuraGen, Inc. or Sequenom Inc. The agreements with both CuraGen, Inc. and Sequenom, Inc. are each for an initial term of two years.

In October 2000, the Company entered into a further collaboration agreement with CuraGen, Inc. Under this agreement, the Company provides disease associated genes it discovers and CuraGen, Inc. provides its PathCalling(TM) proteomic technology in order to rapidly ascertain the biological context of the disease associated genes. Revenues arising from the agreement will be shared between the Company and CuraGen, Inc. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

In November 2000, the Company entered into a collaboration agreement with Rosetta Inpharmatics, Inc. Under this agreement, the Company provides clinical data and DNA samples, from which RNA, the translator of DNA, is collected and Rosetta Inpharmatics, Inc. will screen many thousands of genes with the intention of identifying and characterising sets of genes associated with common human diseases. Each company is responsible for its own costs. Revenues arising from the agreements will be shared between the Company and Rosetta Inpharmatics, Inc. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

In December 2000, the Company entered into a collaboration agreement with Genmab A/S. Under this agreement, the Company provides novel disease targets it discovers and Genmab A/S will provide its fully human antibody technology to create and develop new products. Each company is responsible for its own costs. Revenues arising from the agreements will be shared between the Company and Genmab A/S. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

In March 2001, the Company entered into two further agreements with CuraGen, Inc. Under these agreements, the Company has provided CuraGen, Inc. with DNA samples and clinical data and will provide genotyping and analysis services under one of the agreements. The Company will own the intellectual property rights arising and have granted CuraGen, Inc. an exclusive, indefinite worldwide license to commercially exploit any discoveries arising. The Company has received an up-front payment and may generate additional revenues over the next three years.

LICENSE AGREEMENTS

The Company has entered into license agreements for the use of the Company's patents and patent applications relating to the COL1A1 disease gene with Affymetrix, Inc. and Axis Shield plc. Under these agreements, the Company receives license fees and will potentially receive royalties. Through March 31, 2001, the Company has received license fees of $150,000 under the agreement with Affymetrix, Inc. and $152,000 under the agreement with Axis-Shield plc. The license agreements terminate upon the expiration of the patents relating to the COL1A1 disease gene. In addition, the Company may terminate the Affymetrix, Inc. license agreement for an uncured material breach and may terminate the Axis-Shield plc agreement for an uncured material breach or if Axis-Shield plc does not pay royalties within 90 days of their being due.

SERVICES AGREEMENT

The Company has performed gene validation services for Kyowa Hakko Kogyo, Inc. The services were successfully concluded in March 2000, and aggregate revenues of $184,000 have been received.

CLINICAL COLLABORATIONS

The Company has entered into a number of agreements with clinical collaborators, based at various universities and hospitals. Under these agreements, the Company pays either an amount per item of clinical data provided, or an annual fee. The maximum annual amount payable on any of the existing contracts is approximately $1.1 million and the annual aggregate cost is approximately $4.2 million. The contracts vary in length with the last to expire in February 2005.

3 CASH AND CASH EQUIVALENTS

The following is a summary of cash and cash equivalents at March 31, 2000 and 2001:

                                                                                           MARCH 31
                                                                                     -----------------
                                                                                        2001    2000
                                                                                     --------- -------
                                                                                        (IN THOUSANDS)
Cash                                                                                 $   393   $   678
Cash on interest bearing short term deposits and invested in institutional
liquidity funds                                                                       79,183    12,736
                                                                                     --------- -------
                                                                                     $79,576   $13,414
                                                                                     ========= =======

4 RESTRICTED CASH

In addition to the above, there is restricted cash of $1,127,000 held in term deposits with restrictions of access, in support of a number of capital lease obligations and operational leases.

5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                                                           MARCH 31
                                                                                     ------------------
                                                                                       2001      2000
                                                                                     --------  --------
                                                                                        (IN THOUSANDS)
Land and buildings                                                                      $192        $-
Leasehold improvements                                                                   711       367
Laboratory equipment                                                                   4,762     3,758
Office equipment                                                                       1,248       435
                                                                                     --------  --------
                                                                                       6,913     4,560
Less accumulated depreciation                                                         (2,809)   (1,919)
                                                                                     --------  --------
                                                                                      $4,104    $2,641
                                                                                     ========  ========

The depreciation expense on property, plant and equipment amounted to $598,000, $928,000 and $1,202,000 for the years ended March 31, 1999, 2000 and 2001, respectively. Depreciation expense for the period from inception (September 11, 1995) through March 31, 2001 was $3,195,000. Included in property, plant and equipment are assets under capital lease obligations with an original cost of approximately $3,535,000 and $3,642,000, as of March 31, 2000 and 2001,
respectively. Accumulated depreciation on assets under capital leases was $1,969,000 and $2,221,000, respectively.

During January 2001, Newfound Genomics, Inc., a subsidiary of the Company, purchased a freehold property of 5,850 sq ft in St John's, Newfoundland for $192,000. This property is under refurbishment and will provide facilities for sample collection, office space and laboratory facilities for the Company's Newfoundland operations.

6 COMMITMENTS AND CONTINGENCIES

DEBT FACILITY

In February 2000, the Company secured a $5.0 million line of credit with Hewlett Packard International Bank Limited ("HPIB Limited"), to utilize against capital equipment financings over the following 18-month period. In February 2000, the Company drew $2.0 million against this line of credit as a capital lease to support capital expenditure. Interest is repayable quarterly at 11% per annum over the four-year period of the lease, which has a capital repayment holiday for the first 18 month period. In the event that the Company draws further funds, it has agreed to issue warrants to purchase up to an additional 80,000 ordinary shares, each at an exercise price of L0.05 ($0.07) per ordinary share. The Company has no commitments for any additional financings. The Company issued warrants to HPIB Limited for 40,000 ordinary shares at an exercise price of L0.05 per share ($0.07 per share). The fair value of each warrant was estimated at approximately $5.53. The aggregate fair value of the warrants is approximately $218,000 and has been recorded in additional paid-in capital and treated as a discount to the capital lease obligation. The discount is being accreted on a straight-line basis (which materially approximates to the actuarial method) to interest expense over the four-year period of the lease. For the years ended March 31, 2000 and 2001, additional interest expense of $6,000 and $52,000, respectively, was recorded related to these warrants.

PURCHASE COMMITMENTS

At March 31, 2001 the Company was committed to complete the refurbishment of their freehold premises in Newfoundland, Canada. This refurbishment is expected to be completed by June 2001, at a total cost of approximately $200,000, which the Company expect to finance from its existing cash resources.

LEASES

In February 2001, the Company undertook a sale and leaseback transaction with Investec Asset Finance PLC. The Company sold scientific and IT equipment recently acquired for $0.7 million and have entered into a three-year lease arrangement. No gain or loss was recognized on this transaction. Repayments are quarterly and interest is payable at 9.8% per annum.

As of March 31, 2001, the Company had $3.6 million of property, plant and equipment financed through long-term obligations. The obligations under the equipment leases are secured by the equipment financed, bear interest at a weighted-average rate of between 5.3% and 11% and are due in monthly and quarterly installments through September 2003. Under the terms of the agreements, the financed equipment may be purchased by the Company at a nominal value at the end of the financing term. As of March 31, 2001, future minimum lease payments under operating and capital leases are as follows:


                                                                              OPERATING        CAPITAL
                                                                                LEASES          LEASES
                                                                              ---------        -------
                                                                                    (IN THOUSANDS)
YEARS ENDING MARCH 31,
2002                                                                             $1,183         $1,815
2003                                                                                999          1,284
2004                                                                                835            882
2005                                                                                679              -
Amounts thereafter                                                                3,293              -
                                                                               ----------      --------
Total minimum lease and principal payments                                        6,989          3,981
                                                                               ==========
Less amount representing interest                                                                 (724)
                                                                                               --------
Present value of minimum capital lease obligation                                                3,257
Less current portion of future payments                                                          1,395
                                                                                               --------
Capital lease obligation, less current portion                                                  $1,862
                                                                                               ========


Rent expense relating to operating leases was approximately $178,000, $242,000 and $565,000 in the years ended March 31, 1999, 2000 and 2001, respectively.

During the year ended March 31, 2001 the Company extended a 10-year operating lease of 19,600 square feet of laboratory and office space in Newton, Massachusetts, to house the senior management, business development, intellectual property and investor relations activities of the Company. Costs incurred in refurbishing this property are capitalized within Leasehold Improvements, see note 5.

CONTINGENCIES

In the ordinary course of business the Company may be subject to legal proceedings and claims. The Company is not currently subject to any material legal proceedings.

7 LONG-TERM DEBT

Of the total bank loans, the non-current amounts outstanding are as follows:


                                                                                           MARCH 31
                                                                                        2001     2000
                                                                                       ------   ------
                                                                                       (IN THOUSANDS)
Loans, repayable by quarterly installments to March 31, 2002.

The interest rate is 4.85%                                                                $-      $75
                                                                                       ======   ======


In accordance with the above bank loans, of which $63,000 is classified within current liabilities, the bank has a floating charge over the assets of Eurona up to a value of $318,000. There are no covenants attached to the loans.

8 ESTABLISHMENT OF NEWFOUNDLAND GENOMICS INC.

In June 2000, the Company formed Newfound Genomics Inc. in Newfoundland, Canada, a joint-venture with Lineage Biomedical. In February 2001, the Company acquired the outstanding share capital it did not then own from Lineage Biomedical Can for $60,000. The Can $60,000 (US$40,000) was recorded as goodwill since the joint-venture had no identifiable assets. Newfound Genomics Inc. has established local facilities and commenced clinical and genetic data collection from the geographically isolated population in Newfoundland.

9 SHAREHOLDERS' EQUITY

INITIAL PUBLIC OFFERING

On July 26, 2000, the Company completed a public offering of its ordinary shares by issuing 13,800,000 ordinary shares in the form of American Depositary Shares ("ADSs"). Each ADS represents two ordinary shares. The aggregate value was $96.6 million, or $14 per ADS. Issuance costs for the offering amounted to approximately $10.4 million. The Company received net proceeds of $86.2 million.

ORDINARY SHARES

On March 17, 2000, the Company effected a conversion of all its outstanding convertible preferred ordinary shares into ordinary shares and a 20-for-one ordinary share split. All shares and per share amounts have been retroactively restated to give effect to the share split.

Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company's shareholders. Ordinary shareholders are entitled to receive dividends, if any, as may be declared by the Board of Directors. At March 31, 2000 and 2001, the Company had 120,000,000 ordinary shares authorized and 50,895,220 and 64,742,260 shares issued and outstanding, respectively.

ISSUANCE OF SHARES TO EX-EMPLOYEES

In December 1999, the Company issued 500,000 shares at par ($0.08) to ex-employees of Gemini Research Limited. The fair value of the shares was determined as $1,296,000 and a marketing, general and administrative expense of $1,256,000 was recorded in the year, reflecting the difference between the fair value of the shares and the amount payable. At March 31, 2000 an amount of $40,000 receivable for the shares remained outstanding and is presented in the balance sheet for that year as a deduction from shareholders' equity. The amount was received during the year ended March 31, 2001.

SHARE OPTION PLANS

Under the terms of the Gemini Genomics plc Company Share Option Plan Part A ("Plan A"), the Board of Directors may grant U.K. Inland Revenue approved share options to employees, directors and consultants of the Company at an exercise price approved by the U.K. Inland Revenue. Share options granted under plan A generally vest and become exercisable on the third anniversary date of the grant. Options expire 10 years from the date of grant. Under the terms of the Gemini Genomics plc Company

Share Options Plan Part B ("Plan B"), the Board of Directors may grant unapproved share options to employees or executive directors of the Company. Options granted under Plan B generally vest over a two-year period; one-third vest on date of grant, one-third vest one year from date of grant, and one-third vest two years from date of grant. Options become exercisable as soon as they have vested and expire ten years from the date of grant, except options granted on December 19, 1997, which expire seven years from the date of grant. Under both Plan A and Plan B ("the Plans"), share option grants are generally made at an exercise price equal to the fair value of the ordinary shares on the date of grant, as determined by the Company's Board of Directors and (in the case of Plan A) as agreed with the UK Inland Revenue. The Company may also issue share options outside the Plans. There are 3,561,420 ordinary shares reserved for issuance upon the exercising of share options. Plan A and Plan B were adopted by the Board of Directors on December 19, 1997.

Under the terms of the International Executive Share Option Plan, the Board of Directors may grant share options to subscribe for newly issued or purchase existing ordinary shares (which may be in the form of ADSs) to our directors and employees who devote almost all of their working time to us. When the options are granted, our board will determine when they are exercisable, but they have to be exercised within ten years of being granted.



SHARE OPTION ACTIVITY
At March 31, 1999, 2000 and 2001, options to purchase 964,560, 2,037,060 and
4,236,643 ordinary shares were exercisable at a weighted average exercise price of $0.80, $1.67 and $2.84, respectively. The weighted average fair value of options granted in the years ended March 31, 1999, 2000 and 2001 was $0.11, $1.16 and $4.77, respectively.

A summary of share option activity under the Plans is as follows:


                                                                                   OPTIONS OUTSTANDING
                                                                                              WEIGHTED
                                                               OPTIONS           NUMBER        AVERAGE
                                                             AVAILABLE               OF       EXERCISE
                                                             FOR GRANT          OPTIONS          PRICE
                                                            -----------      -----------     ----------
Inception of the plans (December 19, 1997)
Initial authorized                                           2,203,500                -              -
Granted                                                     (1,861,400)       1,861,400           0.81
Cancelled                                                      480,140         (480,140)          0.94
                                                            -----------      -----------
Balance at March 31, 1998                                      822,240        1,381,260           0.77
Granted                                                       (158,620)         158,620           1.55
Cancelled                                                       27,440          (27,440)          1.20
                                                            -----------      -----------
Balance at March 31, 1999                                      691,060        1,512,440           0.84
Additional authorized                                        2,886,022                -              -
Granted                                                     (2,420,980)       2,420,980           2.15
Cancelled                                                      200,000         (200,000)          1.98
Exercised                                                            -         (172,000)          0.69
                                                            -----------      -----------
Balance at March 31, 2000                                    1,356,102        3,561,420           1.67
Additional authorized                                        5,041,684                -              -
Granted                                                     (4,298,086)       4,298,086           5.54
Cancelled                                                       70,516          (70,516)          5.80
Exercised                                                            -          (47,040)          0.88
                                                            -----------      -----------
Balance at March 31, 2001                                    2,170,216        7,741,950           4.22
                                                            ===========      ===========

The following table summarizes information concerning current outstanding and exercisable options at March 31, 2001:


                                          OPTIONS OUTSTANDING
                                            WEIGHTED-AVERAGE

                                                        REMAINING           OPTIONS EXERCISABLE
                     EXERCISE         NUMBER           CONTRACTUAL                 NUMBER
                      PRICES       OUTSTANDING             LIFE                 EXERCISABLE
                     --------      -----------         -----------          -------------------
                       $0.71          804,220              3.72                    804,220
                       $0.96          452,240              4.05                    452,240
                       $1.22          168,400              7.82                    168,400
                       $1.79          172,000              8.42                    114,667
                       $2.16        1,498,100              8.58                    960,780
                       $2.25        1,266,274              9.92                    422,091
                       $2.57          562,020              8.92                    374,680
                       $7.00        2,818,696              9.33                    939,565
                                   -----------                              --------------------
                                    7,741,950              8.92                  4,236,643
                                   ===========                              ====================


The Company has elected to follow APB 25 and related interpretations in accounting for its share options issued to employees. Compensation expense is determined using the intrinsic value method based on the difference between the exercise price and the deemed fair value of the Company's ordinary shares on the date the share options were granted.

Share options granted to non-employees are valued using the Black-Scholes option valuation method and the following assumptions for the years ended March 31, 1999, 2000 and 2001: risk-free interest rate of 5.5%, 6.2% and 6.0%, respectively, volatility of 0.01 for 1999 and 2000 and 1.402 for 2001, zero dividend yield and an expected life of four years. The value of the options is recorded as deferred compensation and amortized using the straight-line method over the vesting period.

Share option compensation expense was recorded as follows:

                                                                                     NON-
                                                                     EMPLOYEE    EMPLOYEE
                                                                      RELATED     RELATED        TOTAL
                                                                     EXPENSES    EXPENSES     EXPENSES
                                                                   ----------    --------   ----------
                                                                              (IN THOUSANDS)
PERIOD ENDING
March 31, 1997                                                      $   -         $  -       $    -
March 31, 1998                                                          1           51           52
March 31, 1999                                                          3          191          194
March 31, 2000                                                        281          192          473
March 31, 2001                                                      1,407          461        1,868
                                                                   ------         ----        ------
Since Inception (September 11, 1995)                               $1,692         $895        $2,587
                                                                   ======         ====        ======



Amortization of the deferred compensation balance of $1,490,000 at March 31, 2001 will be approximately $1,485,000 and $5,000 for the fiscal years ending March 31, 2002 and 2003, respectively.

PRO-FORMA DISCLOSURE UNDER SFAS NO. 123

Pro-forma information regarding employee stock options is required under SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation method and the following assumptions for the years ended 1999, 2000 and 2001: volatility of 0.01 for 1999 and 2000 and 1.402 for 2001, risk-free interest rate of 5.5%, 6.2% and 6.0%, respectively, zero dividend yield and an expected life of four years.

For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro-forma information is as follows:

                                                                                   YEAR ENDED MARCH 31
                                                                        ----------------------------------
                                                                           2001         2000        1999
                                                                        ----------   ---------   ---------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss:

As reported                                                               $12,843     $15,405     $10,746
SFAS No. 123 pro forma                                                    $19,254     $15,515     $10,766
Loss per share:
As reported--basic and diluted                                            $ (0.32)    $ (0.73)    $ (0.54)
SFAS No. 123 pro forma                                                    $ (0.64)    $ (0.73)    $ (0.54)

The effects of applying SFAS No. 123 for recognizing compensation expense and for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

WARRANTS

In February 2000 the Company granted warrants to purchase 40,000 ordinary shares at an exercise price of (pound)0.05 ($0.07) per share (see note 6). The warrant remains outstanding at March 31, 2001.

10 INCOME TAXES

The Company has no provision for payment of U.K., Swedish or Canadian income taxes for any period as it has incurred operating losses since inception.

The taxation credit consists of the following:

                                                                                         MARCH 31
                                                                                 -----------------------
                                                                                    2001          2000
                                                                                 ---------      --------
                                                                                      (IN THOUSANDS)
UK taxation on current year                                                          $910           $-
Overseas taxation                                                                     (30)           -
                                                                                 ---------      --------
                                                                                     $880           $-
                                                                                 =========      ========

The UK taxation on the current year arose as a result of a change in the UK corporation tax legislation. With effect from April 2000 companies engaged in research and development which meet certain criteria are permitted to surrender corporation tax losses in return for a cash refund of employee and payroll taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                                        MARCH 31
                                                                                 ----------------------
                                                                                   2001         2000
                                                                                 ---------    ---------
                                                                                     (IN THOUSANDS)
Deferred tax assets:
Net operating loss carryforwards                                                  $13,596       $8,594
Book reserves in excess of tax                                                         25           35
Short-term timing differences                                                          12           (2)
                                                                                 ---------    ---------
Total deferred tax assets                                                          13,633        8,627
Valuation allowance                                                               (13,633)      (8,627)
                                                                                 ---------    ---------
Total                                                                                  $-           $-
                                                                                 =========    =========


For the year ended March 31, 2000, the Company had, subject to agreement with the U.K. Inland Revenue, corporation tax losses amounting to $10.4 million, resulting in a total loss carry-forward at March 31, 2000 of approximately $28.6 million. As of March 31, 2001, the Company has accumulated losses, subject to agreement with the U.K. Inland Revenue, amounting to a further $11.4 million, resulting in total loss carried forward at March 31, 2001 of $40.0 million which under U.K. and Swedish tax law do not expire. Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. As of March 31, 2001, Eurona Medical AB has, subject to agreement with the Swedish tax authorities, income tax losses that are at least $3.9 million. These are available for offset against profits from future Swedish operations.

11 ACQUISITION OF EURONA MEDICAL AB

On December 17, 1999, the Company completed the acquisition of Eurona Medical AB, a Swedish pharmacogenetics company. The Company assumed all the liabilities of Eurona and acquired all of its ordinary shares in exchange for 1,820,180 preferred ordinary shares and $19,000 in cash. Including direct acquisition costs of $186,000, the total purchase price was $4.9 million.

The acquisition was accounted for using the purchase method. Under the purchase method of accounting, the aggregate acquisition cost is allocated to the acquired company's assets and liabilities, based on the fair values on the date of acquisition. Included within the liabilities assumed is $600,000 relating to termination costs of a number of employees.

In purchasing Eurona, the Company obtained access to clinical collaborators. The total spent by Eurona since inception on research and development at the date of acquisition was approximately $8.9 million. Eurona has raised a total of approximately $13.3 million in equity finance prior to acquisition by the Company, but had not succeeded to commercialising its business model.

The Company has performed a review of the research projects being undertaken by Eurona and determined that none of the projects have economic value, as none of the research projects undertaken by Eurona will be pursued. Consequently, in allocating the acquired assets and liabilities, no value has been assigned to acquired in-process research and development.

A summary of the purchase price for the acquisition is as follows (in thousands):

Preferred ordinary shares                                                                       $4,720
Cash paid to shareholders                                                                           19
Accrued direct acquisition costs                                                                   186
                                                                                              ---------
Total purchase price                                                                            $4,925
                                                                                              =========
The purchase price was allocated as follows (in thousands):
Assets acquired                                                                                 $1,587
Liabilities assumed                                                                             (2,284)
Intangible assets acquired:
Assembled workforce                                                                                350
Goodwill                                                                                         5,272
                                                                                              ---------
Total purchase price                                                                            $4,925
                                                                                              =========


The above intangible assets are being amortized over their estimated useful life of five years.

Had the acquisition of Eurona been consummated at the beginning of the years below, the unaudited pro forma results would have been as follows:

                                                                                  YEAR ENDED MARCH 31,
                                                                                 ----------------------
                                                                                   2000         1999
                                                                                 --------     ---------
                                                                                     (IN THOUSANDS)
Revenue                                                                            $1,238         $295
Net loss for the period                                                           (22,933)     (20,506)
Net loss per ordinary share - basic and diluted                                  $  (1.00)    $  (0.94)

The Company made a $0.6 million provision in respect of the termination costs of 35 employees (largely executive, managerial and support staff) under an integration plan approved in December 1999. These costs all related to salaries and benefits due, and employment costs arising within these 35 employees' notice periods. A total of $0.3 million of termination benefits were paid in the period ended March 31, 2000, leaving a $0.3 million provision at March 31, 2000, all remaining liabilities related to these termination costs were paid by March 31, 2001. The Company also realigned the research focus for Eurona although the only activities terminated were those of the executive functions.

The assembled workforce and goodwill are being amortized over their estimated useful life of 5 years. Amortization of assembled workforce and goodwill was $373,000 and $1,604,000 for the years ended March 31, 2000 and 2001, respectively.

12 PENSION PLANS

The Company operates a defined contribution group personal pension plan for substantially all its employees in the United Kingdom and contributes to a state scheme and a defined contribution scheme for its employees in Sweden. The Company contributions to the U.K. defined contribution scheme totaled $60,000, $81,000 and $106,000 in the years ended March 31, 1999, 2000 and 2001, respectively and $305,000 in the period from September 11, 1995 (inception) through March 31, 2001.

The Company operates a 401-K pension plan for substantially all its employees in the US. This plan commenced during fiscal year 2001, and the Company contributions to the US plan amounted to $5,000.

13 RELATED PARTY TRANSACTIONS

Cloverleaf Holdings Limited, a company controlled by Michael Fitzgerald, provided consulting services to the Company for which it received $140,000 per annum, payable in equal monthly installments, through November 1999 when the arrangement was terminated and replaced with a contract under which Michael Fitzgerald received fees for services as a non-executive director. No balances were outstanding at March 31, 1999, 2000 or 2001. There were no other related party transactions in the years ending March 31, 1999, 2000 or 2001.

14 SEGMENT INFORMATION--GEOGRAPHIC

The Company reports operating results based on geographic areas. A summary of the key financial data by segment is as follows:

                                                          UNITED                    NORTH
                                                         KINGDOM        SWEDEN     AMERICA       TOTAL
                                                         -------        ------     -------       -----
                                                     (IN THOUSANDS)
YEAR ENDED, AND AT MARCH 31, 1999:
Revenue                                                     $198            $-          $-        $198
Loss from operations                                     (10,694)            -           -     (10,694)
Property, plant and equipment                              2,099             -           -       2,099
Total assets                                              14,766             -           -      14,766
YEAR ENDED, AND AT MARCH 31, 2000:
Revenue                                                      164             -           -         164
Loss from operations                                     (12,716)       (2,674)          -     (15,390)
Property, plant and equipment                              1,933           708           -       2,641
Total assets                                              21,049         1,187           -      22,236
YEAR ENDED, AND AT MARCH 31, 2001:
Revenue                                                    1,579             -           -       1,579
Loss from operations                                     (16,357)       (3,718)     (1,802)    (21,877)
Property, plant and equipment                              2,029           825       1,250       4,104
Total assets                                             $89,882        $1,095      $1,483     $92,460

15 SUBSEQUENT EVENTS

The Company has entered into an agreement to enter a new lease for 35,600 square feet of premises being constructed in Cambridge, England with effect from May 2002. This lease will expire in May 2020.



16 QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                 FISCAL 2001 QUARTER ENDED
                                                    --------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)             JUNE 30    SEPTEMBER 30    DECEMBER 31    MARCH 31
                                                    -------    ------------    -----------    --------
Net revenues                                             $-              $-            $72      $1,484
Gross margin                                              -               -             39       1,447
Operating loss                                       (4,979)         (4,743)        (5,450)     (6,764)
Net loss                                             (4,975)         (2,569)        (4,183)     (1,546)
Net loss per share - basic and diluted               $(0.10)         $(0.04)        $(0.06)     $(0.02)
Net loss per ADS - basic and diluted                 $(0.20)         $(0.08)        $(0.12)     $(0.04)


                                                                 FISCAL 2000 QUARTER ENDED
                                                    --------------------------------------------------
                                                    JUNE 30    SEPTEMBER 30    DECEMBER 31    MARCH 31
                                                    -------    ------------    -----------    --------
Net revenues                                           $115              $-             $-         $49
Gross margin                                             90               -              -          49
Operating loss                                       (2,586)         (2,244)        (5,272)     (5,340)
Net loss                                             (2,532)         (2,262)        (5,319)     (5,345)
Net loss per share - basic and diluted               $(0.13)         $(0.11)        $(0.27)     $(0.27)
Net loss per ADS - basic and diluted                 $(0.26)         $(0.22)        $(0.54)     $(0.54)

                                   SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       Gemini Genomics plc
                                       (Registrant)


                                       By: /s/ Roger Dickinson
                                           -----------------------------------
                                       Name:   Roger Dickinson
                                       Title:  Executive Vice President, Legal
                                               and Corporate Affairs

Date: May 23, 2001